

ANNUAL
REPORT
2022

TABLE OF CONTENTS



2022 – 2023 TO DATE
HIGHLIGHTS AND KEY MILESTONES

NEWS & HIGHLIGHTS

2022

JANUARY

NRx Pharmaceuticals, Inc. (NRx or NeuroRx) filed a provisional composition of matter patent application for an injectable form (IV) of **RLF-100® (aviptadil)** with the U.S. Patent and Trademark Office (USPTO) entitled, "Stable, Buffer-free Compositions of Vasoactive Intestinal Peptide (VIP)."

NRx submitted an application to the U.S. Food & Drug Administration (FDA), seeking emergency use authorization (EUA) for the use of **RLF-100 (aviptadil) IV** to treat patients with critical COVID-19 who are at immediate risk of death from respiratory failure despite treatment with remdesivir or other approved therapies.

Relief Therapeutics responded to a lawsuit filed against the Company by **RLF-100 (aviptadil)** collaboration partner, NeuroRx, as well as to the subsequent press release filed by NeuroRx.

NRx announced enhancements to its Expanded Access Protocol (EAP) and Right to Try Program for **RLF-100 (aviptadil) IV** to enable patients who fit certain criteria to continue receiving the treatment, provide continued access to hospitals and for continued availability as an investigational medicine under the Federal Right to Try Act.

APR Applied Pharma Research SA (APR), a subsidiary of Relief Therapeutics, received a Notice of Allowance from the USPTO for its key patent application No. 16/713,052 for **Cambia (diclofenac potassium)** entitled, "Ready to Use Diclofenac Packs." Cambia is a royalty generating product developed by APR and commercialized by Assertio Therapeutics Inc. (ASRT) in the USA for the treatment of acute migraine attacks with or without aura in adults.

NRx announced the receipt of a positive initial safety and survival report from a Southwestern hospital regarding the use of **RLF-100 (aviptadil) IV** to treat patients with COVID-19 via the Right to Try Program. NRx noted that no serious adverse events were reported.

Acer Therapeutics Inc. (Acer) announced that four abstracts highlighting the use of **ACER-001 (sodium phenylbutyrate)** in the treatment of urea cycle disorders (UCDs) were accepted for poster presentation at two upcoming medical conferences.

Relief Therapeutics announced the results of an extraordinary general meeting, including the appointment of Michelle Lock to the Company's board of directors.

FEBRUARY

Acer was issued a key U.S. patent 11,202,767 from the USPTO covering **ACER-001 (sodium phenylbutyrate)** methods of use claims related to its multi-particulate dosage formulation for oral administration for the potential treatment of UCDs and maple syrup urine disease (MSUD).

Relief Therapeutics filed a trademark application (U.S. Serial Number 90141290), for **RLF-100 (aviptadil)** with the USPTO.

Following a review conducted by the DSMB of the NIAID of the NIH, NRx reported an NIH study of **RLF-100 (aviptadil)** in patients with critical COVID-19 respiratory failure showed that no new safety concerns were identified and the study was cleared to complete full enrollment.

MARCH

APR announced the acquisition of the worldwide commercial rights (excluding the UK) from Meta Healthcare Ltd. (Meta) for a novel, differentiated dosage form of a prescription drug **(APR-OD32)** already approved by the FDA and intended for the treatment of patients with phenylketonuria (PKU).

APR reported final data from its clinical trial of **Sentinox**, an acid-oxidizing solution (AOS) containing hypochlorous acid, in SARS-CoV-2 infected patients.

Christopher Wick was appointed to the newly created position of executive director, head of U.S. sales at Relief Therapeutics.

Relief Therapeutics received the certificate of registration (number 6,674,978) for **RLF-100 (aviptadil)** from the USPTO, covering its use for pharmaceutical preparations and substances in the potential treatment of a broad range of diseases and disorders.

APR announced the paper, "*In Vivo* Metabolic Responses to Different Formulations of Amino Acid Mixtures for the Treatment of Phenylketonuria (PKU)," was published in the *International Journal of Molecular Sciences*, indicating prolonged release amino acids, such as those present in formulations like **PKU GOLIKE**®, may have benefits for the treatment of PKU.

APRIL

The Swiss Patent Office Institute of Intellectual Property (IPI) issued patent number WO2020/225246 entitled, "Vasoactive Intestinal Peptide (VIP) for the Use in the Treatment of Drug-induced Pneumonitis," to subsidiary, AdVita LiveScience GmbH (AdVita), providing intellectual property protection into at least 2039 for Relief Therapeutics' inhaled formulation of **RLF-100 (aviptadil)**.

NRx announced the I-SPY COVID-19 clinical trial, conducted by NeuroRx and Quantum Leap Healthcare Collaborative™ (Quantum Leap), suggested no clinical benefit to the addition of nebulized **aviptadil** given by mouth inhalation to critically ill patients with COVID-19. The trial was consequently discontinued.

Relief Therapeutics reported the execution of a stipulation with NeuroRx and Jonathan Javitt to continue mediation process related to the parties' ongoing dispute.

Acer and Relief Therapeutics announced the presentation of data evaluating the bioavailability, bioequivalence and taste attributes of **ACER-001 (sodium phenylbutyrate)** at the Society for Inherited Metabolic Disorders (SIMD) Annual Meeting.

NRx filed a Breakthrough Therapy Designation (BTD) request for **RLF-100 (aviptadil) IV** with the FDA, which was based on a post hoc analysis of COVID-19 patients and included cumulative safety data on approximately 750 patients with critical COVID-19.

Drew Cronin-Fine joined the Relief Therapeutics growing commercial team as executive director, head of U.S. marketing.

APR received a Notice of Allowance from the USPTO for its key patent application No. 15/303,121, entitled, "Modified Release Orally Administered Amino Acid Formulations" that covers certain formulations of **PKU GOLIKE**, supplementing the **PKU GOLIKE** intellectual property portfolio.

MAY

Acer and Relief Therapeutics announced the presentation of data evaluating the bioavailability, bioequivalence and taste attributes of **ACER-001 (sodium phenylbutyrate)** compared to sodium phenylbutyrate (BUPHENYL®) powder during poster sessions at the Genetic Metabolic Dieticians International (GMDI) Conference.

NRx announced the DSMB review of the NIH ACTIV-3b (TESICO) trial evaluating the use of **RLF-100 (aviptadil)** to treat patients with critical COVID-19 determined the study should be discontinued due to futility.

Relief Therapeutics provided a corporate update noting the Company intends to continue clinical assessment of both inhaled and IV formulations of **RLF-100 (aviptadil)** for other indications.

JUNE

Relief Therapeutics announced the results from its annual general meeting of shareholders.

Acer provided an update regarding the Prescription Drug User Fee Act (PDUFA) target action date for **ACER-001 (sodium phenylbutyrate)** for the potential treatment of UCDs, noting the FDA review was ongoing and no definitive target date was available.

NRx announced the FDA denied the Company's Breakthrough Therapy Designation application for **RLF-100 (aviptadil)**.

Acer and Relief Therapeutics announced the FDA issued a complete response letter (CRL) regarding the new drug application (NDA) for **ACER-001 (sodium phenylbutyrate)** for UCD, due to an incomplete inspection of Acer's third-party contract packaging manufacturer.

JULY

NRx announced the FDA declined EUA for **RLF-100 (aviptadil) IV** for the treatment of patients with critical COVID-19 who are at immediate risk of death from respiratory failure despite treatment with approved therapy, including remdesivir.

Acer and Relief Therapeutics announced the China National Intellectual Property Administration (CNIPA) issued utility model patent number 11,202,767 covering **ACER-001 (sodium phenylbutyrate)** dosage form as a potential treatment for UCDs and MSUD which provides protection through Aug. 24, 2031.

APR signed a definitive agreement with Meta to acquire the worldwide rights, except in the UK, for a novel dosage form of a prescription drug **(APR-OD32)** already approved by the FDA that is intended for the treatment of patients with PKU.

Serene Forte, Ph.D., MPH, was appointed as senior vice president, head of genetic medicine at Relief Therapeutics to lead the Company's new genetic medicines initiative.

Acer resubmitted its NDA for **ACER-001 (sodium phenylbutyrate)** for the treatment of UCDs to the FDA.

The Company's Registration Statement on Form 20-F under the Securities Exchange Act of 1934 became effective, making Relief Therapeutics a publicly reporting company in the U.S.

Acer and Relief Therapeutics announced the FDA acceptance for review of the resubmission of the **ACER-001 (sodium phenylbutyrate)**, NDA for the potential treatment of UCDs, as a Class 2 resubmission and set a PDUFA target action date of Jan. 15, 2023.

Acer and Relief Therapeutics announced the submission of an IND application to the FDA to evaluate the efficacy and safety of **ACER-001 (sodium phenylbutyrate)** for the potential treatment of MSUD.

AUGUST

Relief Therapeutics announced promising initial three-month stability data on a new formulation of **RLF-100 (aviptadil)**, which appears to be shelf-stable at temperatures suitable for shipping and long-term storage, thus having significant clinical and commercial value.

Acer and Relief Therapeutics announced the European Commission granted orphan medicinal product designation in the EU to **ACER-001 (sodium phenylbutyrate)** for the potential treatment of patients with MSUD.

Relief Therapeutics reached a tentative settlement regarding the pending litigation with NRx Pharmaceuticals and its subsidiary, NeuroRx, Inc.

Relief Therapeutics filed a Registration Statement on Form F-1 for a proposed offering of its ordinary shares in the form of American Depositary Shares (ADSs).

SEPTEMBER

Relief Therapeutics announced an independent review board (IRB) approval and initiation of an investigator-initiated trial (IIT) evaluating the use of **APR-TD011 (Nexodyn Acid Oxidizing Solution, AOS)** for the potential treatment of epidermolysis bullosa.

OCTOBER

Acer and Relief Therapeutics announced the USPTO issued a Notice of Allowance to Acer for U.S. patent application number 16/624,834 for claims related to a kit comprising a combination therapeutic product composed of sodium phenylbutyrate or glycerol phenylbutyrate and sodium benzoate, expanding the patent protection for **ACER-001 (sodium phenylbutyrate)**.

Relief Therapeutics announced the Company hired an exclusive national distributor in the U.S. in preparation of the U.S. launch of the **PKU GOLIKE** line of products, its next generation medical food products developed with the patent protected, pharmaceutical grade Physiomimic Technology™ for the dietary management of PKU.

Relief Therapeutics announced the U.S. launch of its **PKU GOLIKE** line of products, the first controlled-release, taste- and odor-masked food for special medical purposes, offering the potential for better metabolic management and improved compliance for patients who must contend with lifelong dietary restrictions associated with PKU.

Paolo Galfetti was promoted to the position of chief operating officer at Relief Therapeutics and will continue his responsibilities as chief executive officer of APR and as a member of the Relief Therapeutics board of directors.

Relief Therapeutics and NRx extended their stay of pending litigation to provide additional time for the parties to finalize their litigation settlement.

NOVEMBER

Relief Therapeutics announced six-month stability data on a new formulation of **RLF-100 (aviptadil)**, which was consistent with those observed at the three-month time period. Based on these results, the Company filed a new provisional patent application.

Relief Therapeutics and NRx further extended their stay of pending litigation to provide additional time for the parties to finalize their litigation settlement.

Relief Therapeutics and NRx announced execution of definitive settlement agreements to resolve their pending litigation.

APR was nominated as a finalist in the 2022 Rare Disease International Film Festival UnoSguardoRaro for its short movie, Forward – Live Your Best Life, which highlighted the emotional journey families living with PKU endure.

DECEMBER

Relief Therapeutics announced executive leadership team changes with the appointments of Jack Weinstein, MBA, as chief executive officer and Jeremy Meinen, CPA, as chief financial officer.

The Relief Therapeutics board of directors approved an increase of the Company's share capital from 4'616'334'617 to 5'616'334'617 shares through the issuance of 1'000'000'000 shares from its authorized capital.

Relief Therapeutics and NRx announced the close of the definitive settlement agreements to resolve and subsequently dismissed their pending litigation.

Acer and Relief Therapeutics announced the FDA approved OLPRUVA™ (sodium phenylbutyrate, formerly ACER-001) for oral suspension in the U.S. for the treatment of certain patients living with UCDs.

2023
Post Reporting Period: Highlights to Date

JANUARY

Relief Therapeutics announced IRB approval for the protocol of an IIT to evaluate **RLF-TD011**, a patent-protected hypochlorous acid topical spray, as an adjunctive treatment for patients diagnosed with cutaneous t-cell lymphoma (CTCL).

FEBRUARY

Relief Therapeutics provided an update on its financing strategy, including the Company's decision to voluntarily withdraw its Registration Statement on Form F-1 initially filed with the SEC on August 23, 2022, in order to explore alternative options for financing.

Relief Therapeutics announced the first three patients were enrolled in a proof-of-concept IIT to evaluate **RLF-TD011**, a self-administered, sprayable solution enabling targeted application while avoiding skin contact and cross-contamination, as a potential treatment for epidermolysis bullosa (EB).

Relief Therapeutics recognized Rare Disease Day 2023 and announced the U.S. availability of new **PKU GOLIKE BARs®**, a medical food for the dietary management of PKU.

MARCH

Acer provided an update on the commercial launch activities for **OLPRUVA™ (sodium phenylbutyrate; ACER-001)** for oral suspension, noting progress with the build out of its commercial and medical affairs teams to support the U.S. commercial launch in Q2 2023, and drug availability anticipated by early July 2023.

Relief Therapeutics announced the availability of new **PKU GOLIKE BAR®** flavors in Europe.

Relief Therapeutics announced the results of pre-clinical research evaluating the metabolic impact of **PKU GOLIKE®** on nitrogen balance, muscle strength and glucose will be presented in a poster session at the Society for Inherited Metabolic Disorders (SIMD) 44th Annual Meeting.

Acer announced results from a survey of UCD healthcare providers identifying preferred UCD treatment attributes were presented at SIMD. The data showed taste and odor are the most important attributes when considering treatment options and adherence.

APRIL

World-renowned gene therapy pioneer Guangping Gao, Ph.D. was appointed as the chair of Relief Therapeutics' newly formed scientific advisory board (SAB).



LETTER TO OUR SHAREHOLDERS



DEAR SHAREHOLDERS,

I am honored to be writing to you as the new Chief Executive Officer of Relief Therapeutics—a role I accepted from our Board of Directors in December 2022. I do not take this position lightly, so I want to reflect on several notable accomplishments for the Company last year, as well as provide you with insights on where I see the future of Relief Therapeutics and why I am so enthusiastic about our business.

We entered a new chapter at the Company that began when we welcomed APR Applied Pharma Research (APR) to the Relief Therapeutics family in June 2021, providing a bedrock foundation as a fully integrated, international biopharmaceutical enterprise, setting the stage for the Company's future. Relief Therapeutics is unique among its peers with both an unlevered, clean balance sheet and a disciplined, cost-effective, capital-efficient approach to drug development. Yes, there have been growing pains, but none that are insurmountable or uncommon among biotech companies at our stage of growth.

Our focus on rare diseases with unmet medical needs allows us to maintain a lean organization, with a strong, experienced leadership team able to deliver growth by effectively managing partnerships and efficiently allocating capital across the business. Our current portfolio offers a balanced mix of marketed, revenue-generating products acquired through APR, our proprietary, globally patented Physiomimic™ and Tehclo™ drug delivery platform technologies that have utility for development in other specialty or rare disease therapeutic areas, partnerships and out-licensing and a diversified pipeline consisting of risk-mitigated assets that have been optimized for improvements in efficacy, safety or convenience to benefit the lives of patients suffering from rare metabolic, rare pulmonary and rare dermatological, connective tissue disorders.

KEY ADVANCEMENTS IN 2022

In the second half of 2022, we worked to strengthen our intellectual property for the PKU GOLIKE® line of products and received an additional patent in August. Our PKU GOLIKE products are the first prolonged-release, amino acid food for special medical purposes (FSMPs), developed using our Physiomimic Technology™ drug delivery platform, for the dietary management of phenylketonuria (PKU). PKU GOLIKE has been available in Europe since 2018. Then in late October 2022, with a leading national distributor in place, our newly assembled commercial team initiated the U.S. launch.

In early 2023, we presented the findings from pre-clinical research evaluating the metabolic impact of PKU GOLIKE® in a poster session at the Society for Inherited Metabolic Disorders (SIMD) 44th Annual Meeting, which showed the important body composition benefits of the physiological absorption of PKU GOLIKE. We were also delighted to introduce the PKU GOLIKE BAR® in the U.S. and Europe, our newest product in the PKU GOLIKE® line that comes in two flavors—red fruit and tropical fruit, containing real fruit flavors, from natural ingredients. Our team took great care in the development of the bars, working directly with patients, caregivers and healthcare providers in the PKU community to ensure that it is a product that truly suits their needs. The highly anticipated availability of the bars has been well received in Europe, particularly in the DACH region (Germany, Austria and Switzerland), with several new fully reimbursed patients choosing the bars in just one month since launch. In the U.S., we continue to make significant progress, meeting with new dietitians, sending out more samples and converting sample users to paying customers due in no small part to our successes in obtaining reimbursement with an increasing number of states and private payers. We are excited to continue our work with the PKU community and add more flavors of the bars and other forms of PKU GOLIKE®, including savory products such as crackers and biscuits that are currently in development.

Reinforcing our commitment to provide a diverse offering of treatments to the PKU community, in July we acquired the worldwide commercialization rights (except in the UK) for a novel dosage form of an already FDA-approved prescription drug for the treatment of PKU from Meta Healthcare Ltd. This improved product is expected to increase patient acceptance and compliance as well as enable easier, self or caregiver administered metered dosing and dispensing. We continue to work on the FDA investigational new drug (IND) application for submission during the second half of 2023 and a filing for U.S. approval through a 505(b)(2) NDA in 2024.

In December 2022, we and our collaboration partners at Acer Therapeutics Inc. (Acer) announced the U.S. Food and Drug Administration (FDA) approval of OLPRUVA™ (sodium phenylbutyrate, ACER-001) for oral suspension for the long-term management of patients with certain urea cycle disorders (UCDs), a group of rare, genetic disorders that can cause harmful ammonia to build up in the blood, potentially resulting in brain damage and neurocognitive impairments.

In order to support the launch of OLPRUVA™ in March 2023, we announced with Acer their ongoing efforts to add resources to establish Acer's commercial and medical affairs presence in the U.S. and the introduction of Acer's patient support service. OLPRUVA™ Navigator by Acer Therapeutics is designed to assist people living with UCDs with support, access, education and patient adherence to treatment. Acer also reported that it is actively engaged in negotiations regarding access for OLPRUVA™ with the major commercial payers and state Medicaid organizations and that they have established a pricing strategy and intend to price OLPRUVA™ competitively against currently available products.

We also announced results from a survey designed to quantify the treatment preferences of UCD healthcare providers, which was presented by Acer at the SIMD Annual Meeting in March 2023. The authors concluded that optimizing nitrogen-binding medications for UCD treatment to facilitate and encourage increased patient adherence through masking taste/odor and/or enhancing other aspects of the patient experience may support improved outcomes in UCDs. The survey results are encouraging for the potential market uptake of OLPRUVA™, which is anticipated to launch late in the second quarter of 2023.

In July 2022, Acer submitted an IND application to the FDA to evaluate the safety and efficacy of ACER-001 for the potential treatment of maple syrup urine disease (MSUD) and the European Commission (EC) granted Orphan Drug designation (ODD) for ACER-001 in MSUD in August 2022.

As noted in our 2022 half-year report, we significantly strengthened the intellectual property (IP) portfolio with Acer, receiving several patents protecting the usage of and composition of ACER-001 (OLPRUVA™). The recent approval of U.S. Patent No. 11,202,767 covers methods of use claims related to ACER-001's multi-particulate dosage formulation for oral administration for the potential treatment of UCDs and MSUD and supplements previous issuance of U.S. Patent No. 11,154,521 which covers pharmaceutical composition claims of ACER-001, further bolstering ACER-001 proprietary position in the U.S. The patents will expire no earlier than October 17, 2036, with the payment of all prescribed maintenance fees.

We also made several advancements in our rare pulmonary disease program in the second half of 2022. We announced six-month stability data for our new formulation of RLF-100 in November, which appears to be shelf-stable at temperatures suitable for shipping and long-term storage, thus, potentially having significant clinical and commercial value. We have filed a new provisional patent application based on those results. I want to reiterate our objective to establish our proprietary and patent-protected formulation of aviptadil acetate, RLF-100®, as the standard of care for the prevention and treatment of respiratory failure and its complications in both the acute intensive care and chronic ambulatory settings. Notably in early 2022, Biophore India Pharmaceuticals received emergency use approval for its own formulation of aviptadil for the treatment of COVID-19 from the Drugs Controller General of India. While their approval does not affect the application for approval of our formulation in other countries, it substantiates our original hypothesis that RLF-100 is a potentially viable treatment for COVID-19-related ARDS. We intend to focus on developing RLF-100 for the treatment of non-COVID-19-related ARDS, checkpoint inhibitor-induced pneumonitis (CIP), chronic berylliosis and pulmonary sarcoidosis, an indication for which we received ODD in August of 2020.

In December, we announced the closing of Definitive Settlement Agreements with our former RLF-100 collaboration partner NeuroRx, Inc. (NRx), ending the time consuming and costly litigation. We are pleased with the outcome and NRx has agreed not to compete in the development of an aviptadil product in the future, freeing Relief Therapeutics to develop RLF-100 using the breakthrough shelf-stable formulation we developed.

Finally, we continued the development of RLF-TD011, a patent-protected hypochlorous acid topical spray developed with our TEHCLO Nanotechnology™ platform in rare dermatological conditions, with an emphasis on connective tissue disorders. Our efforts are primarily focused on epidermolysis bullosa (EB), a devastating rare, inherited skin disease characterized by widely distributed, painful, chronic wounds that easily become infected, resulting in an elevated risk of sepsis and death. There are no cures or currently available therapies for EB in the U.S. RLF-TD011 was granted ODD by the FDA for the treatment of EB. We announced the enrollment of the first three patients in a proof-of-concept, investigator-initiated trial (IIT) to evaluate RLF-TD011 as a treatment for EB. Results of this study are expected sometime between Q4 2023 and Q1 2024 depending on the enrollment and treatment pace.

In January 2023, we announced that an independent institutional review board (IRB) approved the protocol for an IIT to evaluate RLF-TD011 as an adjunctive treatment for patients diagnosed with cutaneous t-cell lymphoma (CTCL). CTCL is a rare, heterogeneous group of non-Hodgkin's lymphomas in which malignant t-cells infiltrate the skin. Advanced CTCL lesions harbor *Staphylococcus aureus* infections, which release toxins that stimulate malignant cells and drive disease progression. This often leads to recurrent skin infections with high risk for sepsis and death.

We welcomed Serene Forte, Ph.D., MPH, to Relief in July 2022 as the head of our genetic medicines initiative launched earlier in the year. Dr. Forte is an accomplished scientific and clinical based leader with direct involvement in strategic development for several gene therapy-focused companies. She brings more than 20 years of extensive experience in the field of genetic medicines, successfully blending scientific education and business acumen to drive business development, commercial strategy and medical affairs for the Company. To further bolster these endeavors, we were thrilled to appoint internationally recognized gene therapy expert Guangping Gao, Ph.D. as the chair of the Company's newly formed scientific advisory board (SAB) in April 2023. Dr. Gao was instrumental in reviving the gene therapy field with the discovery and characterization of a new family of adeno-associated virus (AAV) serotypes. He has co-founded several gene therapy companies and has an unparalleled combination of pioneering scientific research, pre-clinical and clinical gene therapy product development expertise and advanced viral vector manufacturing experience. The SAB will provide high-level technical and strategic guidance related to gene therapy targets, research and pre-clinical development and strategic research alliances. We anticipate announcing additional appointments to the SAB in the coming year. In addition, we continue to pursue efforts to establish a portfolio of genetic medicine programs within Relief.

It is important to note that we achieved these numerous milestones in the face of unprecedented and constantly evolving circumstances over the last couple of years related to the COVID-19 pandemic, dysfunctional supply chains, rising interest rates, inflation and volatility in the banking sector.

LOOKING AHEAD

In 2023, we will continue to concentrate our global skills and resources toward serving an increasing number of patients with PKU, advancing our pipeline and expanding our portfolio to provide transformative outcomes to patients so they can live their best lives possible. Our focus is directed on the following:

- **Advancing Our Pipeline:** Together with our collaboration partner Acer, we look forward to the Q2 2023 launch of OLPRUVA™ for the treatment of UCDs and to filing a Marketing Authorization Application for OLPRUVA™ for the treatment of UCDs in Europe, and the continued development of OLPRUVA™ for the treatment of MSUD. We also intend to advance our RLF-100® (aviptadil acetate) program, which we believe has potential in multiple lung diseases.

- **Maximizing Value:** We will continue the commercial roll out of PKU GOLIKE in the U.S. and expand the PKU GOLIKE® line of product offerings. In addition, we are moving forward with the development of RLF-OD32 for the treatment of PKU that we acquired from Meta Healthcare. We also intend to look for new opportunities to leverage our drug delivery platform technologies.

- **Expanding Our Portfolio:** We are actively pursuing a strategy to diversify our pipeline and bring assets to patients as quickly as possible through the ongoing evaluation of potential in-licensing opportunities that fit our profile and seeking partnerships with, or acquisitions of, companies with late-stage clinical molecules with a strong human safety profile, allowing for relatively short, capital-efficient clinical trials with clear endpoints. We are also evaluating prospective opportunities that fit within our genetic medicine initiative for devastating, as-yet-unaddressed, monogenetic diseases.

I am humbled by my role as the new CEO of Relief Therapeutics and the responsibilities to our shareholders, employees and the rare disease community. As we look forward in 2023, I would like to welcome our newest shareholders and extend my thanks to our long-term shareholders for their continued support and trust in our vision. We are confident that our continued progress will enable us to deliver significant value to our shareholders in the long term. I'd also like to thank our employees and the many other people who make our work possible—including our partners and collaborators, researchers, physicians, geneticists, dieticians, nutritionists and, especially, patients and their families. We are united in our commitment to provide much-needed relief to those suffering from rare and debilitating disorders. Thank you.

Sincerely,



Jack Weinstein
Chief Executive Officer
Relief Therapeutics



PORTFOLIO & PIPELINE

PIPELINE

Our commercial products and development program pipeline are focused on three main areas: rare genetic, metabolic disorders, rare connective tissue disorders and rare lung diseases. The diversified pipeline consists of differentiated assets with the potential to effectively address significant unmet medical needs. In addition, the Company is commercializing several legacy products via licensing and distribution partners.



Drug candidate
Indication
Pre-clinical
Phase 1
Phase 2
Phase 3
Registered/ Marketed
RARE METABOLIC DISORDERS
GOLIKE
Phenylketonuria (PKU)
OLPRUVA™ (sodium phenylbutyrate) for oral suspension, a. taste-masked, immediate-release form of sodium phenylbutyrate
Urea Cycle Disorders (UCDs)
Maple Syrup Urine Disease (MSUD)
APR-OD032 (definitive agreement to acquire commercial rights) — development pursuant to 505(b)(2) pathway via demonstration of bioequivalence
Phenylketonuria (PKU)
RARE PULMONARY DISEASES
RLF-100® (aviptadil acetate), a synthetic form of vasoactive intestinal peptide (VIP)
COVID-19-related ARDS
Pulmonary Sarcoidosis
Infectious ARDS (non-COVID-19-related)
Checkpoint Inhibitor-Induced Pneumonitis
Chronic Berylliosis
SENTINOX
Infectious Diseases
RARE CONNECTIVE TISSUE DISORDERS
NEXODYN
Chronic Wounds
RLF-TD011, a proprietary formulation of hypochlorous acid (HClO) sprayable solution
Epidermolysis Bullosa (EB)
Cutaneous T-Cell Lymphoma (CTCL)
LEGACY PRODUCTS
SetoFilm Ondissolve
CINV, RINV AND PONV
CAMBIA Voltfast
Acute Migraine Attacks in Adults
Voltadol
Local Pain and Strains

DRUG DELIVERY PLATFORM TECHNOLOGIES

Our drug delivery platform technologies enable us to optimize the therapeutic potential of established products with proven efficacy, known safety profiles or where proof-of-concept exists. These platforms have utility for development in other specialty or rare disease therapeutic areas, partnerships and out-licensing.

TEHCLO NANOTECHNOLOGY™

Our TEHCLO Nanotechnology™ platform consists of our proprietary, globally patent-protected electrode with nanocoating, the method for preparing and making highly stable aqueous solutions and our device for the electrolytic treatment of a fluid. The TEHCLO tech was used to develop RLF-TD011, Nexodyn and some of our legacy products.

Our TEHCLO intellectual property portfolio consists of four patent families. The first three families include 107 granted patents world-wide directed to systems and methods for generating APR's hypochlorous acid solution, compositions comprising APR's hypochlorous acid solution and methods for treating ocular disorders. These patents expire between October 2026 and June 2030, exclusive of any patent term adjustments or extensions, or any form of potential exclusivity. If granted, additional patents would expire no earlier than July 2040.

PHYSIOMIMIC TECHNOLOGY™

Our Physiomimic Technology™, used in the PKU GOLIKE® product line, is our globally patented, proprietary method to engineer amino acids to modify their release and absorption to mimic the physiological absorption of natural dietary proteins. This technology provides extended-release, taste and odor masking and increased absorption.

Our PKU GOLIKE® intellectual property portfolio consists of two patent families including 34 pending applications and 50 granted patents world-wide. Patents resulting from these families, if granted, will expire no earlier than 2036 and 2038, respectively, exclusive of any patent term adjustments or extensions, or any form of potential exclusivity.

RARE METABOLIC DISORDERS

PKU GOLIKE® FOR PHENYLKETONURIA

PKU GOLIKE® products are phenylalanine-free foods for special medical purposes (FSMPs) for the dietary management of phenylketonuria (PKU) in both children and adults. Developed with the Company's proprietary, patent-protected, drug delivery platform, Physiomimic Technology™, PKU GOLIKE is the first prolonged-release amino acid mix product that mirrors the absorption profile of natural dietary proteins while offering effective taste and odor masking.

PKU is a rare, inherited disorder affecting more than 450'000 patients worldwide.[1] PKU is caused by a defect of the enzyme needed to break down phenylalanine (Phe), leading to a toxic buildup of Phe from the consumption of foods containing protein or aspartame. Untreated, PKU can result in global developmental delay or severe irreversible intellectual disability, as well as growth failure, hypopigmentation, motor deficits, ataxia and seizures.[2]

Living with PKU requires a very strict, low protein diet and precise careful management. People living with PKU do not have the ability to metabolize Phe, which is found in most foods, and they require daily and high quantity supplementation of amino acid based FSMPs to prevent protein deficiency and optimize metabolic control. Currently available FSMPs may lead to poor or suboptimal clinical outcomes and compliance because they are rapidly absorbed and are characterized by an unpleasant odor and aftertaste. Such factors contribute to barriers to social interaction for PKU patients, further limiting FSMP compliance and exposing patients to the risks of poor disease control.[3]

PKU GOLIKE granules are flavorless and can be mixed with many foods. PKU GOLIKE products contain all 19 amino acids that people with PKU need to maintain neurological and muscular health and is fortified with 27 essential vitamins and minerals, including ones normally found in protein-rich foods like iron, calcium and vitamin B12. The PKU GOLIKE line of products are available in convenient packets (PKU GOLIKE *Plus*® 3-16 and 16+), medical food bars (PKU GOLIKE BAR®) and tablets to be chewed (PKU GOLIKE KRUNCH®). PKU GOLIKE products are uniquely differentiated, offering improved metabolic management and the opportunity for better compliance for PKU patients of all age groups.

PKU GOLIKE is currently sold by a direct sales and marketing organization in the U.S., Germany, Italy, Switzerland and Austria, and is marketed in the UK, Spain and Portugal by local distributors. PKU GOLIKE is a prescription only, fully reimbursed treatment option for PKU patients and is considered a life-saving option for PKU patients.

PKU GOLIKE products have been commercially available in Europe since 2018. Relief Therapeutics launched the PKU GOLIKE family of products in the U.S. in late October 2022, with its recently assembled commercial infrastructure and team. In early 2023, the Company announced the U.S. and EU availability of the new red fruit and tropical fruit flavored PKU GOLIKE BARs, which contain real fruit flavors, from natural ingredients. More flavors of the bars and other forms of PKU GOLIKE are currently in development.

On August 23, 2022, APR was issued U.S. patent number 11'419'837, which covers certain formulations of PKU GOLIKE and supplements the PKU GOLIKE intellectual property portfolio, which includes U.S. patent number 10'500'180, which was issued on December 10, 2019. The patents will expire no earlier than September 27, 2036, with the payment of all prescribed maintenance fees.

In March 2023, the Company presented the findings from pre-clinical research evaluating the metabolic impact of PKU GOLIKE on nitrogen balance, muscle strength and glucose in a poster session at the Society for Inherited Metabolic Disorders (SIMD) 44th Annual Meeting. The poster summarized the acute and long-term metabolic effects of PKU GOLIKE supplementation on the utilization of amino acids and glucose metabolism in a pre-clinical rat model using biomarkers for muscle metabolism, functional muscle performance and a glucose tolerance test. Due to the prolonged release of the amino acids, beneficial effects were observed on amino acid oxidation, muscle metabolism, grip strength and glucose tolerance in healthy rats. BUN (blood urine nitrogen test) was significantly lower in the acute treatment with PKU GOLIKE indicating the potential to improve amino acid utilization in PKU patients resulting in a reduction of catabolic episodes. The results from this pre-clinical research demonstrate the important body composition benefits of the physiological absorption of our prolonged-release amino acid supplement PKU GOLIKE. Detailed results from this study are available on the Relief Therapeutics website.

Relief Therapeutics plans to expand the PKU GOLIKE commercial infrastructure beyond the current countries to increase and accelerate future growth. This will be supported by newer formulations of PKU GOLIKE.

OLPRUVA™ (SODIUM PHENYLBUTYRATE, ACER-001) FOR ORAL SUSPENSION

In March 2021, Relief Therapeutics signed a collaboration and license agreement with Acer Therapeutics Inc. (Acer) for the worldwide development and commercialization of ACER-001 (sodium phenylbutyrate) for the treatment of various inborn errors of metabolism, urea cycle disorders (UCDs) and maple syrup urine disease (MSUD).

Under the terms of our collaboration agreement, Acer received an approximately USD 10 million cash payment (originally USD 14 million, offset by repayment of the USD 4 million outstanding balance of the prior loan, plus interest, from Relief Therapeutics to Acer). Relief Therapeutics has also paid Acer USD 20 million in U.S. development and commercial launch costs for the UCDs and MSUD indications, and, prior to the conclusion of the collaboration agreement, USD 1 million in exchange of an exclusivity period to negotiate such agreement. Acer retains development and commercialization rights in the U.S., Canada, Brazil, Turkey and Japan. The companies will split net profits from the Acer's territories 60 percent to 40 percent in favor of Relief Therapeutics. In addition, Relief Therapeutics has direct development and commercial rights for the rest of the world; Acer will receive from Relief Therapeutics a 15 percent royalty on all revenues recorded in Relief Therapeutics' territories. Acer may also be entitled to receive up to USD 6 million in development milestone payments following the first European (EU) marketing approvals of ACER-001 for UCDs and MSUD.

ACER-001 is a proprietary, coated powder formulation of sodium phenylbutyrate (NaPB) designed to be both taste-masked and immediate release. ACER-001 was developed using a multiple coating process, and the microparticles consist of an inert core center, a coated layer of active drug and a final taste-masking coating that quickly dissolves in the stomach to avoid a bitter taste while still allowing for rapid systemic absorption. ACER-001's taste-masked formulation is designed to improve the palatability of NaPB and could make it a compelling alternative to existing NaPB-based treatments, as the unpleasant taste associated with NaPB is cited as a major impediment to patient compliance with those treatments. Additionally, bioequivalence trials have shown ACER-001 to have similar relative bioavailability to BUPHENYL® under both fasted and fed conditions, along with significantly lower projected pricing compared to RAVICTI®.[4]

On December 22, 2022, the U.S. Food and Drug Administration (FDA) approved ACER-100 under the brand name OLPRUVA™ (sodium phenylbutyrate) for oral suspension as a prescription medicine for use with certain therapy, including changes in diet, for the long-term management of adults and children weighing 44 pounds (20 kg) or greater and with a body surface area (BSA) of 1.2 m2 or greater, with UCDs, involving deficiencies of carbamylphosphate synthetase (CPS), ornithine transcarbamylase (OTC) or argininosuccinic acid synthetase (AS). OLPRUVA™ is not used to treat rapid increase of ammonia in the blood (acute hyperammonemia), which can be life-threatening and requires emergency medical treatment.[5] Please see Important Safety Information and full Prescribing Information, including Patient Information.

OLPRUVA™ received FDA approval under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act (FDCA), a regulatory pathway that allows applicants to rely, at least in part, on third-party data for approval. In Acer's new drug application (NDA), the Company cited pre-clinical and clinical safety and efficacy data from the reference listed drug (RLD), BUPHENYL® powder, which is approved as adjunctive therapy in the chronic management of patients with UCDs involving deficiencies of CPS, OTC or AS. In Acer's NDA, the Company also provided additional data including studies that evaluated the bioavailability and bioequivalence of OLPRUVA™ compared to BUPHENYL® powder. The data from these studies, presented at the Society for Inherited Metabolic Disorders (SIMD) Annual Meeting in April 2022 and the Genetic Metabolic Dieticians International (GMDI) Conference in May 2022, showed that OLPRUVA™ was bioequivalent to BUPHENYL® powder.[6,7]

Acer maintains its own intellectual property portfolio. As of the date of this registration statement, Acer's patent portfolio for ACER-001 consists of three patent families. The first family includes 41 granted patents world-wide directed towards novel sodium phenylbutyrate particle formulations and methods of use. These patents have an expiration date of October 2036, exclusive of any patent term adjustments or extensions, or any form of potential exclusivity. If granted, additional patents, would expire no earlier than October 2036. Acer's patent portfolio further includes PCT/US2021/040760 and PCT/US2022/040082. Patents granting from applications claiming priority to PCT/US2021/040760 will expire in July 2041, excluding any patent term adjustments or extensions, or any form of potential exclusivity. Patents granted from applications claiming priority to PCT/US2022/040082 will expire in April 2042, excluding any patent term adjustments or extensions or any form of potential exclusivity.

OLPRUVA IN UREA CYCLE DISORDERS (UCDS)

Urea cycle disorders (UCDs) are a group of rare, genetic disorders that can cause harmful ammonia to build up in the blood, potentially resulting in brain damage and neurocognitive impairments, if ammonia levels are not controlled. Any increase in ammonia over time is serious.[8] Therefore, it is important to adhere to any dietary protein restrictions and have alternative medication options to help control ammonia levels.

UCDs are a group of disorders caused by genetic mutations that result in a deficiency in any one of the six enzymes that catalyze the urea cycle, which can lead to an excess accumulation of ammonia in the bloodstream, a condition known as hyperammonemia. Acute hyperammonemia can cause lethargy, somnolence, coma and multi-organ failure. Chronic hyperammonemia can lead to headaches, confusion, lethargy, failure to thrive, behavioral changes and learning and cognitive deficits. Common symptoms of both acute and chronic hyperammonemia also include seizures and psychiatric symptoms.

The current treatment of UCDs consists of dietary management to limit ammonia production in conjunction with medications that provide alternative pathways for removing ammonia from the bloodstream. Some patients may also require individual branched-chain amino acid supplementation. Current medical treatments for UCDs include nitrogen scavengers, RAVICTI® and BUPHENYL®, in which the active pharmaceutical ingredients are glycerol phenylbutyrate (GPB) and NaPB, respectively. Their role is to provide an alternative way to excrete excessive nitrogen. According to a 2016 study by Shchelochkov et al., published in *Molecular Genetics and Metabolism Reports*, while nitrogen scavenging medications have been shown to be effective in helping to manage ammonia levels in some patients with UCDs, non-compliance with treatment is common. Reasons referenced for non-compliance associated with some available medications include unpleasant taste, the frequency with which medication must be taken, the number of pills and the high cost of the medication.

OLPRUVA™ for oral suspension is a proprietary and novel formulation that leverages the well-established efficacy of sodium phenylbutyrate in a novel, innovative dual-coating formulation designed for improved convenience and palatability[9] and will be available in single-dose envelopes, which may help people living with UCD manage their condition.

In March 2023, we announced survey results presented by Acer at the [44th Annual Meeting of the Society for Inherited Metabolic Disorders](). Data from a survey of UCD healthcare providers showed that optimizing nitrogen-binding medications for UCD treatment to facilitate and encourage increased patient adherence through masking taste/odor and/or enhancing other aspects of the patient experience may support improved outcomes in UCDs.

We also provided an update on Acer's ongoing activities to support the U.S. commercial launch for OLPRUVA™ in March, which includes the Company's intention to add commercial and medical affairs resources, the introduction of their patient support service called OLPRUVA™ Navigator by Acer Therapeutics, a price commitment and anticipated drug availability by early July 2023.

In accordance with Relief Therapeutics' collaboration agreement with Acer, we intend to submit a marketing authorization application for approval of OLPRUVA for the treatment of UCDs in the UK and EU.

OLPRUVA IN MAPLE SYRUP URINE DISEASE (MSUD)

Maple syrup urine disease (MSUD) is a rare inherited disorder caused by defects in the mitochondrial branched-chain ketoacid dehydrogenase complex, which results in elevated blood levels of the branched-chain amino acids (BCAA), leucine, valine and isoleucine, as well as the associated branched-chain ketoacids (BCKA) in a patient's blood. Left untreated, this can result in neurological damage, mental disability, coma or death. There are currently no approved pharmacologic therapies in the U.S. or Europe for MSUD. Treatment of MSUD consists primarily of a severely restricted diet to limit the intake of BCAA, with aggressive medical interventions when blood levels of BCAA or BCKA become elevated.[10]

NaPB is approved for people with UCDs to control their ammonia levels in conjunction with a restricted diet. People with UCDs who are treated with NaPB have been found to have a BCAA deficiency, despite adequate dietary protein intake. Based on this clinical observation, NaPB is being explored as a treatment to lower BCAA and their corresponding BCKA in patients with MSUD.[11]

The FDA and EMA have granted Orphan Drug designation (ODD) to ACER-001 (OLPRUVA) for the MSUD indication.

Acer has been issued several patents protecting the usage of and composition of ACER-001. The recent approval of U.S. patent 11'202'767 covers methods of use claims related to ACER-001's multi-particulate dosage formulation for oral administration for the potential treatment of UCDs and MSUD and supplements previous issuance of U.S. patent 11'154'521 which covers pharmaceutical composition claims of ACER-001. Both patents have an expiration date in 2036. In addition, the China National Intellectual Property Administration (CNIPA) has issued Electronic Patent Certificate ZL202122004991.9 for the Utility Model patent directed to ACER-001. Specifically, the patent covers dosage form claims related to ACER-001's polymer coated formulation for oral administration as a potential treatment for UCDs and MSUD. This patent has an expiration date of August 24, 2031, and provides protection for ACER-001 in the context of potential commercialization in China. Acer has submitted an investigational new drug (IND) application to the FDA to evaluate the safety and efficacy of OLPRUVA for the potential treatment of MSUD. Acer expects to start clinical studies in MSUD, subject to available capital. It is anticipated that the data from these studies will be suitable for product registration in the U.S. and Europe and Relief Therapeutics expects to use such data to start the registration process in EU.

RLF-OD032 (FORMERLY APR-OD32) IN PKU

In July 2022, APR entered into a definitive agreement with the UK-based company Meta Healthcare Ltd. (Meta). Pursuant to the agreement, the Company has acquired the worldwide rights, title and interest, except in the UK, for a novel dosage form of a prescription drug already approved by the FDA and intended for the treatment of patients with PKU. This improved product is expected to increase patient acceptance and compliance as well as enable easier, self or caregiver administered metered dosing and dispensing.

According to the terms of the agreement, Meta shall transfer to Relief Therapeutics all data, know-how, as well as any intellectual property as developed or generated so far by Meta. Relief Therapeutics shall only be responsible for funding the remaining development work as well as for filing and prosecuting a NDA in all countries worldwide except for the UK where Relief Therapeutics shall grant a license back to Meta, enabling Meta to directly promote and commercialize the product in such country. Other than the initial acquisition payment and low double-digit royalty payments on net profit of the product in the various countries, Relief shall be under no obligation to fund or pay any other amount to Meta.

Relief anticipates filing an IND application with the FDA in the second half of 2023 and a filing for registration approval through a 505(b)(2) NDA sometime in 2024.

REFERENCES

[1] Hillert A, Anikster Y, Belanger-Quintana A, et al. The Genetic Landscape and Epidemiology of Phenylketonuria. *Am J Hum Genet*. 2020;107(2):234-250. doi:10.1016/j.ajhg.2020.06.006.

[2] Blau N, van Spronsen FJ, Levy HL. Phenylketonuria. *Lancet*. 2010 Oct 23;376(9750):1417-27. doi: 10.1016/S0140-6736(10)60961-0. PMID: 20971365.

[3] Ford, Suzanne et al. Living with Phenylketonuria: Lessons from the PKU community. *Molecular genetics and metabolism reports*. Vol. 17 57-63. 18 Oct. 2018, doi:10.1016/j.ymgmr.2018.10.002.

[4] RAVICTI® and BUPHENYL® are registered trademarks owned by or licensed to Horizon Therapeutics plc.

[5] OLPRUVA™ (sodium phenylbutyrate) for oral suspension. Prescribing information. Newton, MA: Acer Therapeutics Inc.

[6] Steiner R, et al. The Pharmacokinetics of Taste-Masked Sodium Phenylbutyrate (ACER-001) for the Treatment of Urea Cycle Disorders Under Fasting and Fed Conditions in Healthy Volunteers. SIMD April 2022.

[7] Cederbaum S, et al. Taste-Masked Coating of Sodium Phenylbutyrate (ACER-001) Improves the Palatability of Sodium Phenylbutyrate for Treatment of Urea Cycle Disorders. GMDI May 2022.

[8] Ah Mew N, et al. Urea cycle disorders overview [updated June 22, 2017]. In: Adam MP, Ardinger HH, Pagon RA, et al, eds. GeneReviews® [Internet]. University of Washington; 1993-2022. Accessed March 20, 2022.

[9] Cederbaum S, et al. Taste-Masked Coating of Sodium Phenylbutyrate (ACER-001) Improves the Palatability of Sodium Phenylbutyrate for Treatment of Urea Cycle Disorders. GMDI May 2022.

[10] Blackburn PR, Gass JM, Vairo FPE, et al. Maple syrup urine disease: mechanisms and management. *Appl Clin Genet*. 2017;10:57-66. Published 2017 Sep 6. doi:10.2147/TACG.S125962.

[11] Brunetti-Pierri N, Lanpher B, Erez A, et al. Phenylbutyrate therapy for maple syrup urine disease. *Hum Mol Genet*. 2011;20(4):631-640. doi:10.1093/hmg/ddq507

RARE PULMONARY DISEASES

RLF-100® (AVIPTADIL ACETATE)

Aviptadil is a synthetic form of vasoactive intestinal peptide (VIP) consisting of 28 amino acids, which was first discovered in 1970. Although initially identified in the intestinal tract, human VIP is now known to be produced throughout the body and to be primarily concentrated in the lungs. VIP has shown a multimodal mechanism of action: decrease of inflammatory cytokines release leading to prevention of cytokine storm syndrome and viral replication, immunomodulating effect, vasodilating and bronchodilating effects and prevention of surfactant depletion. Seventy percent of VIP in the body is bound to a less common type of cell in the lung, the alveolar epithelial type II (AT2) cell, which is critical to the absorption of oxygen into the body.

Aviptadil has a 20-year history of safe use in humans. For example, a combination of aviptadil with phentolamine is approved for the treatment of erectile dysfunction by intra-cavernous injections in countries outside the U.S.

It is our objective to establish our proprietary and patent-protected formulation of aviptadil, RLF-100® as the standard of care for the prevention and treatment of respiratory failure and its complications in both the acute intensive care and chronic ambulatory settings.

Since RLF-100's mechanism of action is not restricted to the protection of AT2 cells, we believe that its beneficial effects could extend to other types of acute lung injury (ALI) as supported by pre-clinical and preliminary clinical data in sepsis-induced ALI.

In November 2022, we announced promising six-month stability data on a new formulation of RLF-100® (aviptadil acetate) developed by Relief Therapeutics. The data showed RLF-100 demonstrated high purity levels at six months at all temperatures tested, including at refrigerated and room temperature environments. The testing conducted to date has shown RLF-100 is shelf-stable at temperatures suitable for shipping and long-term storage, a critical step towards commercialization. Based on these results, Relief Therapeutics filed a new provisional patent application.

AVIPTADIL ACETATE IN COVID-19-RELATED ACUTE RESPIRATORY DISTRESS SYNDROME (ARDS)

In March 2020, at the beginning of the first wave of the pandemic in the U.S., our former collaboration partner, NeuroRx Inc. (NeuroRx), submitted an IND application to the FDA for a Phase 2b/3 trial of intravenous (IV) aviptadil for the treatment of patients with critical COVID-19 respiratory failure. Within 24 hours, the FDA issued a "Study May Proceed" letter and the first patients were treated in April 2020 at Thomas Jefferson University Hospital in Philadelphia.

In late 2020, a Phase 2b/3 clinical study with aviptadil IV in patients with COVID-19-induced acute respiratory distress syndrome (ARDS) was completed in the U.S. by NeuroRx. In its press release reporting those results, NeuroRx announced that across all patients and sites, the aviptadil IV treated cohort met the primary endpoint for successful recovery from respiratory failure at days 28 (p=0.14) and 60 (p=0.13) and had a meaningful survival benefit after controlling for ventilation status and clinical site. However, they also reported that the trial did not demonstrate a statistically significant difference on the study's primary endpoint without statistical adjustment for these pre-specified covariates. Based on these findings, NeuroRx announced on June 1, 2021, the company applied to the FDA for Emergency Use Authorization (EUA) for aviptadil IV for the treatment of acute respiratory failure due to critical COVID-19 and that it planned to submit an NDA with the FDA. On November 5, 2021, NeuroRx announced the FDA declined its application for EUA of aviptadil IV for the treatment of acute respiratory failure due to critical COVID-19. Subsequent applications filed by NeuroRx with the FDA seeking EUA for more limited use of the product for the treatment of COVID-19 and for breakthrough therapy designation for the product were also denied in the first half of 2022.

In March 2021, NeuroRx announced that aviptadil IV was included in a National Institutes of Health (NIH)-sponsored Phase 3 ACTIV-3b/TESICO clinical trial in severely ill patients with COVID-19. In May 2022, Relief Therapeutics learned trial was discontinued by its Data Safety Monitoring Board (DSMB) based on futility. Relief Therapeutics intends to obtain and review all available clinical data, including data from the NIH-sponsored trial to better understand the results observed, up to and including the point at which the study was discontinued.

While regulatory approval for aviptadil IV to treat COVID-19-induced ARDS has not been granted in the U.S., an unrelated pharmaceutical company received approval for this indication in India in early 2022 for their formulation of aviptadil, thereby substantiating Relief Therapeutics' original hypothesis.

Inhaled RLF-100® is being evaluated in an investigator-initiated trial at a site in Switzerland for the treatment of ARDS associated with COVID-19 (Leuppi/NCT04536350). While the study is in an advanced stage of recruitment, changing disease patterns have hindered the completion of patient recruitment. The lead investigator has reported that top-line data is now expected in the fourth quarter of 2023.

RLF-100® ADDITIONAL OPPORTUNITIES

RLF-100® is under development in both inhaled and IV formulations for other acute and chronic lung diseases, including as a potential treatment of pulmonary sarcoidosis, non-COVID-19-related acute respiratory distress syndrome (ARDS), checkpoint inhibitor-induced pneumonitis (CIP) and chronic berylliosis.

Pulmonary sarcoidosis

Sarcoidosis is an inflammatory disease characterized by the formation of granulomas—tiny clumps of inflammatory cells that can develop in any part of the body. When the disease occurs in the lungs, it is called pulmonary sarcoidosis and is a form of interstitial lung disease (ILD) which are a group of immune-mediated disorders that cause progressive fibrosis of the lung interstitium (the extravascular and extracellular space between cells in tissue). The granulomasdisrupt the intake of oxygen and can cause scarring on the lungs, preventing the lungs stretching fully, and therefore limiting their capacity. The prognosis for patients with pulmonary sarcoidosis ranges from benign and self-limiting to chronic, debilitating disease and death. Despite increasing advances in research, pulmonary sarcoidosis remains difficult to diagnose with limited treatment options to manage symptoms and no known cure. According to the Foundation for Sarcoidosis Research, approximately 200'000 Americans live with pulmonary sarcoidosis. Relief Therapeutics was granted ODD by the FDA for inhaled RLF-100 for the treatment of pulmonary sarcoidosis in August 2021.

Checkpoint inhibitor-induced pneumonitis (CIP)

Checkpoint inhibitor-induced pneumonitis (CIP) is a rare, potentially fatal form of lung inflammation following treatment with immune checkpoint inhibitors (ICIs). ICIs are a type of immune therapy used to treat cancer. CIP can result in cough, dyspnea, fever, chest pain, and in severe cases, lack of oxygen in the lungs (hypoxia) and respiratory distress. The use of inhaled RLF-100 for this indication will be further evaluated to explore whether such use could enhance compliance with chemotherapy and improve outcomes for cancer patients. Relief Therapeutics received a Swiss method-of-use patent protection related to the inhaled formulation of RLF-100 for the potential treatment of CIP extending into at least 2039.

Berylliosis / Chronic beryllium disease (CBD)

Chronic beryllium disease (CBD) is an orphan lung disease caused by the inhalation of beryllium particles, dust or fumes in the workplace, resulting in severe inflammation of the lungs, coughing and increasing breathlessness (dyspnea). CBD is a clinical phenocopy of sarcoidosis. Currently there are no treatments approved for berylliosis. The *ex-vivo* effect of RLF-100 on mononuclear cells in the setting of CBD is currently being evaluated. Together with the results from the Phase 2b sarcoidosis trial, these results would justify the therapeutic use of inhaled RLF-100 in CBD, providing a rationale for the clinical trial design in this indication.

Non-COVID-19-related, infectious acute respiratory distress syndrome (ARDS)

Infectious acute respiratory distress syndrome (ARDS) is a potentially life-threatening condition in which the lungs become severely inflamed, leading to buildup of fluid in the lungs, preventing oxygen from getting to the bloodstream and the rest of the body. Infectious ARDS results from an injury or an infection (such as pneumonia, severe flu, sepsis, etc.) of the air sacs in the lung. Plans for clinical trials of RLF-100 for the treatment of infectious ARDS are in development.

SENTINOX

Sentinox, is a novel, acid-oxidizing solution containing hypochlorous acid in a nasal spray formulation that was developed by APR. Sentinox was certified in Europe on February 16, 2021, as a Class III medical device (certificate number EPT 0477.MDD21/4200.1). Sentinox is intended for irrigation, cleansing and moistening of the nasal cavities and is indicated to reduce the risk of infections caused by bacteria and viruses, including SARS-CoV-2, by lowering the nasal microbial load; symptomatic nasal care; and nasal care in cases of minor lesions/alterations of the nasal mucosa.

Sentinox was evaluated in a randomized, controlled clinical trial to establish the efficacy and safety of the product in reducing viral load in the upper respiratory airways in recently COVID-19 infected individuals. The results were reported in March 2022. Considering the small sample size and the high variability in the baseline viral load observed within study groups, the primary endpoint was not reached; however, the results suggest the potential efficacy of Sentinox in the reduction of the nasal viral load, negativization and infectivity and confirmed its safety and tolerability. As a result, we initiated a confirmatory, controlled clinical trial in the prevention of viral and bacterial airborne infections in the fourth quarter of 2022.

RARE CONNECTIVE TISSUE DISORDERS

NEXODYN®

Nexodyn® acid-oxidizing solution (AOS) is proven to restart healing in chronic wounds by creating an ideal microenvironment to sustain the physiological healing process. A wealth of evidence and real-world experience has consistently shown accelerated wound closure with reduced infection rates and less wound-associated pain.

Nexodyn was developed using APR's proprietary TEHCLO Nanotechnology® and is a highly pure and stabilized hypochlorous acid (HClO >95% of free chlorine species), with acidic pH (2.5 – 3.0) and high reduction-oxidation potential (ORP 1.000 – 1.200 mV). The product is a self-administered sprayable solution with ancillary antimicrobial properties intended for use in the debridement, irrigation, cleansing and moistening of acute and chronic wounds (e.g., diabetic foot ulcers, pressure ulcers and vascular ulcers), post-surgical wounds, burns and other lesions. The product is certified in Europe as a Class III medical device and is certified as a 510(k) medical device in the U.S.

The anti-microbial and anti-inflammatory properties of Nexodyn AOS, along with its tolerability, absence of systemic exposure and convenient contactless delivery for topical applications could make this an attractive treatment candidate for the management of wounds in epidermolysis bullosa (EB), with the potential to be the only product approved for the control of wound infection in this disease, thereby reducing long-term antibiotic use, while assisting wound healing and decreasing wound-related pain, all of which would significantly benefit quality of life in patients with this genetic disorder.

RLF-TD011 (FORMERLY APR-TD011) IN EPIDERMOLYSIS BULLOSA

RLF-TD011 is a differentiated acid oxidizing solution of hypochlorous acid (HClO) that combines strong antimicrobial action with anti-inflammatory properties, thereby allowing for infection control, reduction of wound colonization, alleviation of pain and itching and improved wound healing.

Developed with APR's proprietary, patent-protected TEHCLO Nanotechnology®, RLF-TD011 employs an exclusive combination of three physio-chemical properties—high-purity HClO, hypotonic low pH and high oxidation-reduction potential (ORP), which is believed to support a faster physiological healing of wounds by creating a favorable wound microenvironment. HClO is well known as a broad-spectrum, fast acting antimicrobial agent, which reinforced by low pH and high ORP contributes to the prevention and treatment of skin infections.

RLF-TD011 is an investigational drug candidate that has the potential for the treatment of wounds in epidermolysis bullosa (EB) as it is a self-administered, sprayable solution enabling targeted application while avoiding skin contact and cross-contamination. EB, also known as "Butterfly Skin," is a group of rare, genetic, life-threatening connective tissue disorders characterized by skin fragility and blistering, which may appear in response to minor injury, even from heat, rubbing or scratching. These widely distributed, painful, chronic wounds can easily become infected, resulting in an elevated risk of sepsis and death. A crucial element of patient management involves rigorous and timely wound care.

Subject to clinical demonstration of efficacy and safety in clinical trials, RLF-TD011 could play an important role in the reduction of inflammation by inhibiting the NF-kB pro-inflammatory pathway and, at the same time, may offer a faster wound healing in EB patients and by reducing the itching and pain linked to infections and inflammation. RLF-TD011 has consistently been shown to accelerate wound closure with reduced infection rates in clinical trials.[1,2,3] In a preliminary clinical trial, EB patients who administered RLF-TD011 demonstrated improvement in skin blistering and tissue repair within just two weeks of treatment, and the product candidate was shown to be well tolerated with a favorable safety profile.

In February 2023, Relief Therapeutics announced the first three patients were enrolled in a proof-of-concept, investigator-initiated study to evaluate RLF-TD011 as a treatment for EB ([NCT05533866](#)). Results of this study are expected sometime between Q4 2023 and Q1 2024 depending on the enrollment and treatment pace. The primary aim of this study will be to assess changes in the skin microbiome (*Staphylococcus aureus*, *Pseudomonas aeruginosa,* commensal organisms) before, during and after treatment with RLF-TD011.

RLF-TD011 was granted ODD by the FDA for the treatment of EB, which qualifies the sponsor of the treatment for certain development incentives, including seven-year marketing exclusivity after FDA marketing approval is received. Relief Therapeutics intends to seek qualified infectious disease product (QIDP) designation status for RLF-TD011, which may confer up to an additional five years of market exclusivity regardless of patent protection status. Good Manufacturing Practice (GMP) grade product is being prepared for clinical development under an FDA-authorized IND.

There are four main types of EB, which are classified based on the depth, or level, of blister formation: EB simplex (EBS), junctional EB (JEB), dystrophic EB (DEB) and Kindler syndrome. In severe cases, the blisters may develop into chronic wounds or occur inside the body, such as the lining of the mouth or stomach. Patients with JEB and DEB are at increased risk for serious complications, including aggressive squamous cell carcinoma. The National Epidermolysis Bullosa Registry (NEBR) reports, based on 16 years of data, that the incidence of EB in the U.S. is 19.57 per 1 million live births and the prevalence is 11.07 per 1 million population Worldwide, EB impacts 500'000 lives. Currently there is no cure or approved treatments for EB in the U.S. RLF-TD011 could represent the first product specifically indicated for EB patients that provides a comprehensive solution to prevent or reduce wound colonization and infection. This, along with its anti-inflammatory action, could provide symptom relief and wound healing. The Company estimates the global market opportunity for EB to exceed USD 1.0 billion.

RLF-TD011 (FORMERLY APR-TM011) IN ONCOLOGY SUPPORTIVE CARE

RLF-TD011 is currently approved in Europe as a Class III medical device for the treatment of skin lesions and toxicities induced by cancer treatments, including anti-epidermal growth factor receptors (anti-EGFR) monoclonal antibodies, such as Cetuximab. The use of anti-EGFR inhibitors causes papulopustular manifestations due to their interference of epidermal growth factor receptor (EGFR) signaling in the skin with a high risk of secondary infections. Following commercial assessment, the company is planning to conduct a follow-on clinical study to renew product approval in Europe as a Class III medical device beyond 2024, when the new EU device regulations will apply. This clinical study will be a multi-center, post-market, double-blinded, placebo-controlled trial to evaluate the efficacy, safety and tolerability of RLF-TD011 in the management of skin lesions and reactions resulting from anti-EGFR monoclonal antibodies and/or radiotherapy treatments in oncology patients.

In January 2023, Relief Therapeutics announced that an independent institutional review board (IRB) approved the protocol of an investigator-initiated trial to evaluate RLF-TD011 as an adjunctive treatment for patients diagnosed with cutaneous t-cell lymphoma (CTCL) ([NCT05728879](#)). The study will evaluate the effect of RLF-TD011, on the microbiome of CTCL skin lesions and determine tolerability, symptom improvement, and potential for reducing lesion size and skin disease activity.

CTCL is a rare, heterogeneous group of non-Hodgkin's lymphomas characterized by abnormal accumulation of malignant t-cells in the skin that can result in the development of rashes, plaques and tumors. Because CTCL is rare and often looks like eczema or another common skin disease, it can be difficult to diagnose.[8] Advanced CTCL lesions harbor *Staphylococcus aureus*, which release toxins that stimulate malignant cells and drive disease progression. This often leads to recurrent skin infections with a high risk for sepsis and death. Treatment of advanced CTCL remains a challenge, with five-year disease-specific survival rates ranging from 70 percent for early stage to 24 percent for advanced disease, with the greatest mortality stemming from bacterial infections.

While there are many types of CTCLs, the most common diagnoses are mycosis fungoides, primary CTCL and primary cutaneous anaplastic large cell lymphoma.[9] The overall incidence rate of CTCL was 8.55 per 1 million with MF being the subtype with the highest incidence, at 5.42 per 1 million.[10] The overall incidence of CTCL in the U.S. and Europe has increased, a reflection of better diagnostic tools and increased awareness among physicians and patients, which has led to improved disease detection.[11]

According to Fortune Business Insights, the North American CTCL therapeutics market size is projected to reach an annual valuation of USD 587.4 million by 2028, registering a 13.6 percent compound annual growth rate (CAGR) in the 2021-2028 period. The market value was estimated to be worth USD 225.9 million in 2020 and reached USD 240.9 million in 2021. The increasing burden of CTCL in the region is slated to increase the demand for novel CTCL therapeutics solutions. Cleveland Clinic reports that more than 3'000 new CTCL patients are diagnosed in the U.S. each year and about 16'000-20'000 individuals suffer from mycosis fungoides, the most common form of CTCL that is linked to skin-localized immune cell stimulation.

REFERENCES

[1] Iacopi E. et al. The Use of a Novel Super-Oxidized Solution on Top of Standard Treatment in the Home Care Management of Postsurgical Lesions of the Diabetic Foot Reduces Reinfections and Shortens Healing Time. *Int J Low Extrem Wounds*. 2018 Dec; 17(4):268-274.

[2] Strohal R, et al. The management of critically colonized and locally infected leg ulcers with an Acid-Oxidizing Solution: A pilot study. *Adv Skin Wound Care* 31(4):163-171, 2018.

[3] Ricci E, et al. The management of chronic ulcers with an AcidOxidizing Solution. *J Wound Care* 25(8):443-50, 2016.

[4] National Institute of Arthritis and Musculoskelatal and Skin Diseases: Epidermolysis Bullosa. Accessed Feb. 10, 2023. https://www.niams.nih.gov/health-topics/epidermolysis-bullosa.

[5] Condorelli AG, Dellambra E, Logli E, Zambruno G, Castiglia D. Epidermolysis Bullosa-Associated Squamous Cell Carcinoma: From Pathogenesis to Therapeutic Perspectives. Int J Mol Sci. 2019 Nov 14;20(22):5707. doi: 10.3390/ijms20225707. PMID: 31739489; PMCID: PMC6888002.

[6] Fine J-D. Epidemiology of Inherited Epidermolysis Bullosa Based on Incidence and Prevalence Estimates From the National Epidermolysis Bullosa Registry. *JAMA Dermatology*. 2016;152(11):1231-1238. doi:10.1001/jamadermatol.2016.2473.

[7] EB Research Network: Understanding EB and its Classification. Accessed Feb. 10, 2023. https://www.eb-researchnetwork.org/research/what-is-eb/.

[8] American Academy of Dermatology Association. Skin Cancer Types: Cutaneous T-Cell Lymphoma Signs & Symptoms. Accessed Feb. 10, 2023. https://www.aad.org/public/diseases/skin-cancer/types/common/ctcl/symptoms.

[9] IBID.

[10] Cai ZR, Chen ML, Weinstock MA, Kim YH, Novoa RA, Linos E. Incidence Trends of Primary Cutaneous T-Cell Lymphoma in the US From 2000 to 2018: A SEER Population Data Analysis. *JAMA Oncol*. 2022;8(11):1690–1692. doi:10.1001/jamaoncol.2022.3236

[11] IBID.

[12] Fortune Business Insights. Accessed Jan. 14, 2023. https://www.globenewswire.com/en/news-release/2022/02/16/2385997/0/en/North-America-Cutaneous-T-Cell-Lymphoma-CTCL-Therapeutics-Market-Size-2022-2028-to-Reach-USD-587-4-Million-at-a-CAGR-13-6.html.

GENETIC MEDICINES INITIATIVE

We launched our genetic medicines initiative with the objective of developing life-altering, potentially curative treatments for patients suffering from devastating rare diseases that currently lack treatment options.

Genetic medicine is a rapidly evolving field involving the delivery of genetic materials, such as DNA and RNA, as a therapeutic into the body. The goal of genetic medicine is to address the underlying genetic cause of diseases, rather than just the symptoms. As part of our genetic medicines initiative, we are leveraging our strength and experience to identify monogenic disorders in therapeutic areas that align with our areas of focus, such as rare metabolic diseases. We are actively seeking strategic relationships and creative collaborations with biopharmaceutical partners that have rare disease assets as well as with leading academic institutions that are developing these emerging technologies.

In July 2022, we appointed Serene Forte, Ph.D., MPH, as senior vice president, head of genetic medicine, an experienced executive in commercial and medical affairs with a focus on gene therapy for rare diseases, to lead this initiative and evaluate prospective assets.

To support these efforts, we announced the appointment of world-renowned gene therapy pioneer Guangping Gao, Ph.D. as the chair of the Company's newly formed scientific advisory board (SAB) in April 2023. Internationally recognized in the field of gene therapy, Dr. Gao played a key role in the discovery and characterization of a new family of adeno-associated virus (AAV) serotypes, which was instrumental in reviving the gene therapy field, significantly impacting many currently untreatable human diseases.

The SAB serves as an integral resource, providing scientific review and high-level technical and strategic guidance related to gene therapy targets, research and pre-clinical development and strategic research alliances. Additional appointments to the SAB are forthcoming.

OTHER COLLABORATIONS

INVENIAI

On November 23, 2021, we entered into a collaboration agreement with InveniAI LLC (InveniAI), a U.S.-based company that has pioneered the application of artificial intelligence (AI) and machine learning across the biopharmaceutical and other industries, in order to identify promising drug candidates to treat rare and specialty diseases (the Collaboration Agreement).

Under the terms of the Collaboration Agreement, InveniAI will use its proprietary platform for the identification of potential pharmaceutical product opportunities and the related development pathway in select therapeutic areas by using its Pharma Big Innovation Data Lab, consisting of (i) its proprietary AlphaMeld platform, a cloud-based AI platform that uses its proprietary machine learning and deep learning based neural networks to identify product opportunities in therapeutic areas, (ii) its cross-functional teams at its Integrated Center of Excellence, and (iii) domain expertise, to generate novel pharmaceutical opportunities and the related development pathway for the development of such concepts.

In the collaboration it is expected that InveniAI will use its platform to navigate the volume of data for all regulatory agency approved drugs and their associated active ingredients to identify potential rare and specialty disease indications for development and commercialization by Relief Therapeutics (product concepts). InveniAI will seek to prioritize top product concepts, associated diseases, scientific packages and evidence to support the potential drug development opportunities for Relief Therapeutics. We anticipate the InveniAI platform will complement our existing capabilities in research and development and in drug reformulation. Based on product leads developed by InveniAI, we hope to develop proprietary versions of existing drugs, and to protect those drugs with long-lived intellectual property and defensible product claims.

Under the terms of the Collaboration Agreement, Relief Therapeutics paid InveniAI an initial up-front fee of USD 500'000. We will be required to pay success milestones for any products brought to us in connection with the InveniAI Collaboration Agreement ranging from USD 200'000 per product candidate for which we exercise our option to acquire intellectual property (IP) rights to USD 50 million for any required product reaching USD 1 billion per year in net sales. We will also be required to pay royalties on any such commercialized product in certain countries, a royalty of approximately 3 percent. We are not currently developing any product brought to us by InveniAI, and there can be no assurance that our collaboration with InveniAI will result in the development of new product candidates or product concepts.

LEGACY PRODUCTS

Our legacy products are revenue-generating, approved products marketed in various countries and regions of the world including the U.S. and Europe, originally developed and patented by APR and subsequently licensed to third parties for commercialization in the different territories. The rights on the legacy products were acquired by Relief Therapeutics as part of the 2021 acquisition of APR.

SETOFILM/ONDISSOLVE

SETOFILM is the first prescription-only medicine approved in Europe and Canada, developed as an orodispersible film (ODF) formulation. The product is available in 4 mg and 8 mg doses. Once placed on the tongue, it dissolves in a few seconds and is swallowed with saliva without the need for water. The innovative ODF form may reduce the patient pill burden and enable patients to take their medication virtually anywhere.

The product is indicated for radiotherapy induced nausea and vomiting (RINV), chemotherapy induced nausea and vomiting (CINV) as well as postoperative induced nausea and vomiting (PONV) in both adults and children of 6 months of age or older. The product has been formulated and developed using the RapidFilm drug delivery technology platform and is the form of a soluble film to be placed on the tongue where it dissolves in few seconds thus greatly improving patient compliance and avoiding possible risks of suffocation in kids.

The product is approved in Europe and Canada as prescription a drug, and it is marketed by Norgine B.V. and Takeda Pharmaceuticals respectively under license from APR.

CAMBIA™

Diclofenac potassium is an off-patent, potent non-steroidal anti-inflammatory drug (NSAID) widely used for treating inflammatory conditions and pain management. By applying its patented Dynamic Buffering Technology (DBT), APR developed the first and only NSAID approved by the FDA for the treatment of acute migraine attacks with or without aura in adults. The product is currently marketed as CAMBIA™ by Assertio Therapeutics Inc. (Nasdaq: ASRT) in the U.S. and Miravo Healthcare (formerly Nuvo Pharmaceuticals Inc.) in Canada, under an exclusive, royalty-bearing license agreement with APR.

In January 2022, APR received a notice of allowance from the U.S. Patent and Trademark Office (USPTO) for patent application number 16/713,052 entitled, "Ready to Use Diclofenac Packs" with an expiration date in 2039.

On February 28, 2022, Unimedica Laboratories Pvt. Ltd., India, sent APR a Notice of Certification under the Federal Food, Drug, and Cosmetic Act (FFDCA) related to the filing of an abbreviated new drug application (ANDA) for CAMBIA. While there can be no assurance, it is unlikely that Unimedica will get accelerated approval, and we reserve the right to seek to enforce our patents.

DBT and CAMBIA are currently protected by a family of four patents listed in the FDA Orange Book, all expiring in 2026. In 2023, based on litigation settlements between Assertio and specific generic filers, generic versions at Cambia may become available. CAMBIA is currently available in the form of a dry powder packed into a single dose envelope to be poured and dissolved in water before administration.

VOLTADOL

Voltadol is a topical, locally applied and locally acting patch delivering diclofenac sodium, an off-patent, potent non-steroidal anti-inflammatory drug (NSAID) for the local treatment of painful, acute conditions such as muscle and joint strains. Unlike heat plaster, the patch contains an anti-inflammatory. It penetrates deep to the source of pain to provide powerful pain relief. The medicated patch provides up to two times more powerful deep pain relief, compared to a non-medicated, non-heated placebo patch. The patch also provides 12 hours continuous release of the active ingredient (diclofenac) to the site of pain. This means the patch only needs to be applied once in the morning and once in the evening to provide effective pain relief. The product is marketed in various countries as an over-the-counter medicine by GlaxoSmithKline (GSK) which recently spun-off the rights to Haleon.

Forward-looking statements: This annual report contains forward-looking statements, all of which involve certain assumptions, risks and uncertainties that are beyond the control of Relief Therapeutics and could cause our actual results to differ materially from the statements described. Forward-looking statements involve significant risks and uncertainties and actual results may vary materially. Please refer to our Cautionary Statement at the end of the management's discussion and analysis contained within this annual report.



CORPORATE GOVERNANCE

The corporate governance principles of RELIEF THERAPEUTICS Holding SA (Relief, the Company; together with its subsidiaries, the Group) are outlined in the Company's Articles of Association (the Articles) and in the organizational regulations (the Organizational Regulations) adopted by the Board of Directors (the Board). The Articles can be viewed or downloaded on the Company's website (www.relieftherapeutics.com/investor-relations).

Further, the information disclosed below conforms to the Directive on Information relating to Corporate Governance issued by the SIX Swiss Exchange.

In order to avoid redundancies, references to other parts of this Annual Report and links to the Relief Therapeutics website (www.relieftherapeutics.com) that provide additional, more detailed information, are included.

1 LISTED COMPANY

Company Name	RELIEF THERAPEUTICS Holding SA
Domicile	Avenue de Sécheron 15, CH-1202 Geneva
Register number	CHE-113.516.874
Listing	SIX Swiss Exchange, symbol "RLF"
ISIN	CH0100191136
Swiss security ID	10019113
Market capitalization as of December 31, 2022	CHF 132'165'756
Share price as of December 31, 2022	CHF 0.03
Duration of the company	Unlimited

2 GROUP STRUCTURE

On December 31, 2022, the Group consisted of RELIEF THERAPEUTICS Holding SA as the listed parent company and the following non-listed direct and indirect subsidiaries:

Name	Domicile	Share Capital	Shareholder	% Owned
Relief Therapeutics International SA	Geneva (CH)	CHF 338'364	RELIEF THERAPEUTICS Holding SA	100
Relief Therapeutics US, Inc.	Connecticut (U.S.)	USD 1	RELIEF THERAPEUTICS Holding SA	100
Relief Therapeutics, Inc.	Delaware (U.S.)	USD 1	RELIEF THERAPEUTICS Holding SA	100
APR Applied Pharma Research SA	Balerna (CH)	CHF 640'596	RELIEF THERAPEUTICS Holding SA	100
APR Applied Pharma Research Holding SA	Balerna (CH)	CHF 100'000	APR Applied Pharma Research SA	100
APR Applied Pharma Research—Italy s.r.l.	Rome (IT)	EUR 10'000	APR Applied Pharma Research Holding SA	100
APR Applied Pharma Research Deutschland GmbH	Offenbach am Main (DE)	EUR 25'000	APR Applied Pharma Research Holding SA	100
AdVita Lifescience GmbH	Freiburg im Breisgau (DE)	EUR 25'918	RELIEF THERAPEUTICS Holding SA	100
AdVita Lifescience AG	Basel (CH)	CHF 100'000	AdVita Lifescience GmbH	100
AdVita Lifescience, Inc.	New York (U.S.)	USD 0	AdVita Lifescience GmbH	100

3 SIGNIFICANT SHAREHOLDERS

According to disclosure notifications filed with the Company and the SIX Swiss Exchange, the following shareholders held more than 3% of the registered share capital of the Company as of December 31, 2022.

	Shares	Percentage of voting rights	Percentage of capital
GEM Global Yield LLC SCS[1] *SIX publication date: December 12, 2022*	1'158'000'000	20.62%	20.62%
Relief Therapeutics International SA[2] (beneficial owner: RELIEF THERAPEUTICS Holding SA)	1'210'809'431	21.56%	21.56%

[1] Number of shares and percentages correspond to the figures set forth in the notifications filed with the SIX. Derivative holdings are not included. Persons who can exercise the voting rights at their own discretion: Christopher Brown.

[2] Shares held by Relief in treasury as of December 31, 2022.

As of December 31, 2022, the Company was not aware of any other person or group of persons directly or indirectly holding, alone, together or in concert with third parties, 3% or more of the voting rights in the Company or who had a sale position of more than 3% of the voting rights in the Company.

Details on changes subject to disclosure requirements can be viewed on the SIX Swiss Exchange disclosure platform at www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/.

4 CROSS-SHAREHOLDINGS

There are no cross-shareholdings of the Company that exceed 5% of the capital or voting rights.

5 CAPITAL STRUCTURE

As of December 31, 2022, the issued share capital of the Company amounted to CHF 56'163'346.17, consisting of 5'616'334'617 fully paid-in registered shares with a nominal value of CHF 0.01 each. The Company has only one class of shares (common registered shares), and all issued shares are listed on the SIX Swiss Exchange. As of December 31, 2022, the Company held 1'210'809'431 of its own shares. For further information, refer to note 14 of the consolidated financial statements.

In November 2021, Relief launched an American Depositary Receipt ("ADR") level 1 program, supported by J.P. Morgan as depositary bank with the intent to list the ADRs on the Nasdaq Stock Market. An ADR is a negotiable receipt to evidence one or more American Depositary Shares ("ADS"). As of December 31, 2022, each ADS represented 200 ordinary shares and traded on the U.S. over-the-counter (OTC) market. Under the ADR program, the owners and holders of ADSs have the same rights to dividends and distributions and voting powers as the holders of Relief's ordinary shares, subject, however, to enforcement procedures provided in the deposit agreement entered into by and among Relief, J.P. Morgan and the holders of the ADSs. The ADR program does not result in an increase in the number of outstanding shares.

5.1 AUTHORIZED SHARE CAPITAL

As of December 31, 2022, the Company had authorized share capital of CHF 10'000'000.00, consisting of 1'000'000'000 shares with a par value of CHF 0.01 each, which the Board was authorized to issue at any time until May 30, 2024.

The Articles approved by the shareholders provide for the following conditions.

The Board is authorized to determine the appropriate issue price, the date of dividend entitlement and the way of contribution. The Board may issue new shares by means of underwriting or in any other manner by one or more banks and subsequent offer to shareholders or third parties. The Board is authorized to permit, to restrict or to deny the trade of subscription rights. The Board may forfeit unexercised subscription rights, or it can distribute these or the shares for which subscription rights have been granted but not exercised at market conditions or otherwise use them in the interest of the Company.

The Board is further entitled to restrict or exclude the subscription rights of shareholders and to allocate them to third parties, or to the Company, in the event of the use of shares (i) for the acquisition of companies, parts of companies or participations, the acquisition of products, intellectual property or licenses, or for investment projects or for the financing or refinancing of such transactions through a placement of shares; or (ii) for the purpose of broadening the shareholder constituency or in connection with a listing of shares on domestic or foreign stock exchanges; or (iii) for the participation of employees, members of the Board and consultants of the Company or its subsidiaries in accordance with one or more regulations adopted by the Board; or (iv) in connection with an offering of securities in order to cover the green shoe option (surplus allocation option) granted to one or more banks; or (v) for investment projects and/or financial instruments which are used in national or international capital markets; or (vi) for raising capital in a fast and flexible manner, which would hardly be achievable without the exclusion of the statutory subscription rights of the existing shareholders; or (vii) for other valid grounds pursuant to Article 652b para. 2 Swiss Code of Obligations.

5.2 CONDITIONAL SHARE CAPITAL

According to the Articles, the conditional share capital of the Company at December 31, 2022 was CHF 16'687'698.14, consisting of 1'668'769'814 shares with a par value of CHF 0.01 each, of which 105'769'814 to be used for stock options for members of the Board, employees and consultants of the Company and its subsidiaries, as well as 1'563'000'000 shares to be used for the exercise of (i) option rights granted in connection with bonds and similar financial instruments or loans of the Company and its subsidiaries that allow for conversion into shares of the Company, or (ii) option rights granted to existing or new shareholders in connection with capital increases. The subscription rights and preemptive rights of the shareholders of the Company are excluded in connection with the issuance of any shares, options or subscription rights thereof. For more details, refer to Article 3b para. 1 and 2 of the Articles.

5.3 CONVERTIBLE BONDS AND OPTIONS

As of December 31, 2022, the Company had 74'363'197 options outstanding, of which 27'816'530 were exercisable, all under Article 3b para. 1 of the Articles. During 2022, 3'000'000 vested stock options were exercised, 12'100'000 options were granted to employees, members of the Board and consultants of the Company and its subsidiaries and 3'387'500 options were forfeited. There were no other outstanding convertible instruments on the Company's securities.

The following table reconciles the share options outstanding at the beginning and end of the year:

	2022	2021
Options outstanding at the beginning of the year	68'650'697	24'367'658
Granted	12'100'000	62'200'000
Exercised	(3'000'000)	(13'104'461)
Forfeited	(3'387'500)	(4'812'500)
Options outstanding at the end of the year	74'363'197	68'650'697

The Company maintains a stock option plan established in 2021 (the Stock Option Plan 2021), as well as a legacy stock option plan (the Equity Awards Program 2015) for which certain options remain outstanding. Stock option plans were established for the Company's employees, members of the Board and consultants, whereby each option gives its holder the right to purchase one share of the Company at a pre-determined price. When options are exercised, the corresponding shares are issued from the Company's conditional capital. Option grants are proposed by the Company's Nomination and Compensation Committee and approved by the Board.

Further information on stock options is provided in note 30 of the consolidated financial statements.

5.4 PARTICIPATION CERTIFICATES AND PROFIT-SHARING CERTIFICATES

The Company has not issued participation certificates nor profit-sharing certificates.

6 CHANGES IN SHARE CAPITAL

The development of the issued share capital of the Company over the last four financial years is as follows:

	Number of issued shares	Share capital CHF	Number of treasury shares
December 31, 2018	2'088'920'472	20'889'204.72	—
Issuance from conditional capital	24'998'800		
December 31, 2019	2'113'919'272	21'139'192.72	—
Issuance from conditional capital	1'132'807'976		
December 31, 2020	3'246'727'248	32'467'272.48	—
Issuance from authorized capital	1'153'502'908		
Issuance from conditional capital	13'104'461		
December 31, 2021	4'413'334'617	44'133'346.17	(299'867'357)
Issuance from authorized capital	1'200'000'000		
Issuance from conditional capital	3'000'000		
December 31, 2022	5'616'334'617	56'163'346.17	(1'210'809'431)

Further information is provided in note 14 of the consolidated financial statements.

7 LIMITATIONS ON TRANSFERABILITY OF SHARES AND NOMINEE REGISTRATIONS

The Company's registered shares are issued and managed as book-entry securities. The Company may, however, withdraw shares managed as book-entry securities from the custody system. Further, the Company may issue certificates (individual documents and certificates or global certificates) or convert book-entry securities or certificates into a different form and cancel issued certificates delivered to it.

Voting rights and appurtenant rights associated therewith may be exercised by a shareholder, usufructuary of shares or nominee only to the extent that such person is recorded in the share register as a shareholder with voting rights. In principle, the Company's shares are freely transferable. A purchaser of shares will only, upon request, be recorded in the share register as a shareholder with voting rights, if such acquirer expressly declares to have acquired the shares in his/her own name and for his/her own account. The Articles provide that for as long as registered shares are issued as book-entry securities, the transfer by way of assignment is excluded.

Persons who do not declare that they have acquired their registered shares in their own name and for their own account (each a Nominee) may be registered in the share register as shareholders with voting rights with respect to a number of registered shares of the Company that represents up to 2% of the share capital of the Company registered in the commercial register. The Board may further register a nominee as a shareholder with voting rights beyond the 2% limit if the relevant Nominee undertakes to communicate to the Company, upon request, the surname and first name (for legal entities, the company name), together with the address (for legal entities, the registered office) of the persons for whose account the relevant Nominee holds 2% or more of the share capital of the Company registered in the commercial register, and the number of registered shares of the Company held by the relevant Nominee for the account of such persons.

After hearing the registered shareholder in question, the Board may remove the registration of such shareholder as a shareholder with voting rights in the share register with retroactive effect to the date of registration if the registration was made on the basis of false or misleading information or in the event of a breach of the agreement between the Company and the shareholder concerned. The concerned shareholder must be informed of the cancellation.

In special cases, the Board may grant exemptions from the rule concerning Nominees.

8 BOARD OF DIRECTORS AND ITS COMMITTEES

The following table sets forth the name, year joined the Board, directorship term, function and committee membership of each member of the Board as of December 31, 2022. A description of each member's nationality, business experience, education and activities is provided in section 8.1 below. The Board committees are described in section 8.4.

Name	First elected	Elected until	Board	Committees		
				NCC	AFC	CGC
Raghuram Selvaraju	2016	2023	Chairman	X		
Thomas Plitz	2020	2023	Vice-Chairman	X	X	
Patrice Jean	2021	2023	Member		X	X
Paolo Galfetti	2021	2023	Member			X
Michelle Lock	2022	2023	Member		X	

8.1 DIRECTORS' EDUCATION AND PROFESSIONAL BACKGROUND



Dr. Raghuram Selvaraju, Swiss national, born in 1978.

Dr. Selvaraju serves as Chairman of our Board of Directors. Currently, he is a Managing Director of Equity Research at H.C. Wainwright & Co., LLC., whose research focuses on the healthcare sector. He has over 17 years of experience on Wall Street and previously was a pharmaceutical researcher at Serono in Switzerland. In addition, Dr. Selvaraju has appeared numerous times on Bloomberg, CNBC, Business News Network and BTV where he discussed drug development trends, healthcare reform policy, and pharma and biotech M&A. Prior to joining H.C. Wainwright & Co., Inc., he held senior research positions at MLV & Co., Aegis Capital Corp. – Head of Healthcare Equity Research and Director of Equity Research, Hapoalim Securities U.S.A. and Rodman & Renshaw LLC. Dr. Selvaraju became the youngest-ever recipient of the Serono Pharmaceutical Research Institute's Inventorship Award for exceptional innovation and creativity in 2003. Dr. Selvaraju earned his Ph.D. in cellular immunology and molecular neuroscience and an M.S. in molecular biology from the University of Geneva in Switzerland on the basis of his drug development research. He holds an MBA from the Cornell University accelerated one-year program for scientists and engineers and a B.S. in biological sciences and technical writing from Carnegie Mellon University. He currently does not hold, and has not held in the past, any management positions or significant business connections with the Company.



Thomas Plitz, Swiss national, born in 1968.

Dr. Plitz serves as Vice Chairman of our Board of Directors and is chairperson of the Nomination and Compensation Committee of the Board. He most recently served as Chief Executive Officer of Chord Therapeutics SA, a privately held biopharmaceutical firm based in Geneva, Switzerland, which was acquired by Merck KGaA in January 2022, for an undisclosed amount. Prior to Chord, Dr. Plitz worked as Chief Scientific Officer of the rare disease company, Wilson Therapeutics, which was acquired for USD 855 million by Alexion Pharmaceuticals in April 2018. Dr. Plitz's previous assignments include senior roles at Serono, Merck, and Shire Pharmaceuticals, where he worked across multiple therapeutic areas including neuroinflammatory, metabolic, and rare diseases, completing more than two decades of experience in pharmaceutical R&D. He holds a Ph.D. from Technical University of Munich, Germany. He currently does not hold, and has not held in the past, any management positions or significant business connections with the Company.



Patrice Jean, U.S. national, born in 1971.

Dr. Jean is a member of our Board of Directors and is chairperson of the Audit and Finance Committee. She is the Chair of the Life Sciences Practice at Hughes Hubbard & Reed, an international law firm based in New York City. She has over a decade of experience counselling and leading startup pharmaceutical, chemical and biotechnology companies in all areas of intellectual property law including asserting and defending patent rights underlying core technologies and innovations. Dr. Jean serves as Vice-President of the New York Intellectual Property Law Education Foundation and is a board member of the New York Intellectual Property Law Association. She currently does not hold, and has not held in the past, any management positions or significant business connections with the Company. She holds a Ph.D. in molecular biology from Princeton University, a J.D. from Columbia University School of Law, and a B.A. in biochemistry from Xavier University. She currently does not hold, and has not held in the past, any management positions or significant business connections with the Company.



Paolo Galfetti, Italian national, born in 1965.

Mr. Galfetti is a member of our Board of Directors, the chairperson of the Corporate Governance Committee, and the Chief Operating Officer of Relief. He has more than thirty years of management experience in the pharmaceutical sector including in the areas of business development and licensing, operational strategic management, clinical research and pharmaceutical discovery and development. Mr. Galfetti joined APR in 1995 as head of licensing and business development and was appointed Chief Executive Officer in 2002. Prior to joining APR, he was a founding partner, Chief Executive Officer and board member of the Institute for Pharmacokinetic and Analytical Studies AG (IPAS), a Swiss contract research organization focusing on Phase I and II clinical trials, as well as Chief Executive Officer and board member of Farma Resa s.r.l., an Italian contract research organization dedicated to Phase III and IV clinical trial on a contract basis. Mr. Galfetti is a Chartered Financial Analyst (CFA) and has a bachelor's degree in economics from the Commercial University Bocconi, Milan, Italy.



Michelle Lock, Australian and American national, born in 1968.

Ms. Lock is a member of our Board of Directors. She is the Chief Operating Officer and Chief Commercial Officer of Covis Pharma Group, a Switzerland-based global specialty pharmaceutical company that markets therapeutic solutions for patients with life-threatening conditions and chronic illnesses. Ms. Lock's broad biopharmaceutical industry experience spans nearly 30 years and includes leadership roles in commercialization across various therapeutic areas including oncology, hematology, cardiovascular and metabolic disease, liver disease, immunology, virology and neuroscience. Previously, Ms. Lock served as the Senior Vice President and Head of International organization at Acceleron Pharma Inc, a biopharmaceutical company dedicated to the discovery, development, and commercialization of therapeutics to treat serious and rare diseases. Before that, she was a consultant to biotechnology companies, providing leadership, guidance, and strategic support to managements seeking to establish or improve their international businesses based in Switzerland. Earlier, Ms. Lock was Senior Vice President & Head of International at Sage Therapeutics, a clinical-stage biopharmaceutical company committed to discovering, developing, and commercializing novel medicines to transform the lives of patients with life-altering central nervous system (CNS) disorders. During her career, Ms. Lock also spent 24 years with Bristol-Myers Squibb (BMS) in positions of increasing responsibility in sales, commercial, general management, regional leadership and business strategy. In her most recent role at BMS, she served as Vice President and General Manager for EU Country Clusters & Global Capabilities Hub leadership, Switzerland, driving the company's leadership efforts in immuno-oncology. She has served as Honorary Ambassador between Switzerland and the U.S. since 2018, as well is a past member of the board of directors of the Swiss American Chamber of Commerce and the Interpharma Switzerland Pharmaceutical Industry. She earned a degree in Science/Nursing at Royal Melbourne University, Australia and studied General Management and Internal General Management at CEDEP, France. She currently does not hold, and has not held in the past, any management positions or significant business connections with the Company.

8.2 OTHER ACTIVITIES AND VESTED INTERESTS

Other than described above, none of the Board members holds any position in governing or supervisory bodies of any major organization, institution or foundation under private or public law, permanent management or consultancy function for major interest groups, official function or political mandate.

The number of permitted mandates for Board members is set forth in art. 26 paras. 1, 3, and 4 of the Articles.

8.3 ELECTIONS AND TERMS OF OFFICE

The Articles provide for a Board consisting of at least one member. Members are appointed and discharged by shareholders' resolution. Their term of office is until the completion of the next annual shareholders' meeting, unless they resign during their term. Re-election is allowed. The Chairman of the Board is also appointed by shareholders' resolution. Members are elected or re-elected individually.

There are no rules in the Articles that differ from the statutory legal provisions with regard to the appointment of the Chairman, the members of the Company's Nomination and Compensation Committee or the independent proxy.

8.4 INTERNAL ORGANIZATION

The Board is self-constituting (except for the election of the chairman and the members of the NCC by the general meeting) and determines the Company's internal organization based on the Organizational Regulations. The Chairman convenes meetings as often as the Company's affairs require and presides (or in his absence the Vice-Chairman) over the Board meetings. Each Board member is entitled to request to the Chairman, in writing, a meeting of the Board by indicating the grounds for such a request. The Chairman decides on the agenda items and motions. Every Director is entitled to request to the Chairman, in writing, the inclusion of a specific agenda item by indicating the grounds for such a request.

To pass a valid resolution, the majority of the Board members have to attend the meeting. Meetings may also be held by telephone or video conference, to which all the Board members are invited. No quorum is required for confirmatory resolutions and adaptations of the Articles in connection with capital increases. The Board passes its resolutions by way of simple majority. The members of the Board may only vote in person, not by proxy. In the event of a tie vote, the Chairman has the deciding vote. The resolutions are confirmed in the minutes which are signed by the acting Chairman and the designated Secretary.

The Articles provide that resolutions of the Board can, as far as not stated otherwise by law, be adopted by circular, using fax, conventional e-mail or other means of transmission which allow for a verification of the resolution through text, unless a member demands verbal consultation.

The Board has established the following permanent committees to further strengthen the corporate governance structure of the Company. Committee memberships are set out in the table at the beginning of section 8 of this report.

Audit and Finance Committee (AFC): The AFC advises the Board in the performance of its supervisory duties. In particular, the AFC reviews the financial reporting to shareholders and the general public as well as the relationship with the external auditors; satisfies itself that the Company's financial risk management and the Company's internal controls are of an appropriate standard; ensures that its activities are consistent and compliant with the Organizational Regulations; assesses adherence to the relevant 'best practice' corporate governance provisions, to the extent such practice has effect on the activities and functions of the AFC; satisfies itself that the Company's overall fraud prevention procedures are of an appropriate standard and ensures that appropriate procedures to enable employees to confidentially and anonymously submit their concerns regarding accounting, internal controls or auditing matters are in place.

Nomination and Compensation Committee (NCC): The NCC advises the Board in the performance of its supervisory duties related to nomination and compensation matters. It is responsible for ensuring the best possible leadership and management of the Company and for determining compensation policies, including share-based incentive programs, for members of the Company's senior management and Board.

Corporate Governance Committee (CGC): The CGC advises the Board on all matters of corporate governance. It is responsible for carrying out in-depth analysis of specific corporate governance-related matters and monitors compliance with corporate governance principles and policies.

8.5 MODUS OPERANDI OF THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES

As a rule, the Board meets as often as the business requires. In 2022, the Board conducted 11 formal meetings by videoconference or physical attendance with an average duration of 60 to 90 minutes. The NCC attended all Board meetings during 2022 and, when required, prepared and issued recommendations pertaining to nomination and compensation matters. The AFC and CGC attended all Board meetings during 2022 and, when required, prepared and issued recommendations pertaining to finance or governance matters.

Areas of responsibility
The Board is entrusted with the ultimate direction of the Company and supervision of the Executive Committee (see section 9 below). The Board's non-transferable and inalienable duties include the duty to: (i) ultimately manage the Company and issue any necessary directives; (ii) determine the organizational structure of the Company; (iii) organize the accounting system and financial controls and approve financial plans; (iv) appoint, recall and supervise the persons entrusted with the management and representation of the Company; (v) prepare the annual report and the shareholders' meeting, carrying out shareholders' meeting resolutions; (vi) notify to the court in case the Company is overindebted; and (vii) prepare the compensation report.

The Board has entrusted the execution of its defined strategies and the day-to-day management of the Group to the Executive Committee, which is responsible for the overall management of the Group, in accordance with the Articles and pursuant to the areas of responsibility detailed in the Organizational Regulations.

Information and control instruments with respect to the Executive Committee
The Board receives regular reports from management providing updates on the status of finance, business and development activities at least on a monthly basis. In addition, members of the Board and the Executive Committee hold strategic discussions on the current course of business and all significant issues and transactions as soon as they arise. External experts regularly participate in discussions pertaining to regulatory and development activities.

Board members also have the opportunity to speak directly to the members of the Executive Committee to oversee Relief's business and processes. Each Board member is entitled to request and receive information on all matters of the Group.

The Company has an insider trading policy, a code of business conduct and ethics, an anti-bribery and anti-corruption policy, a compliance policy on interactions with healthcare professionals and other written set of rules approved by the Board and with which members of the Executive Committee and employees must comply. Further, while the Company has no internal audit function, the Board receives a written report from the independent auditors on the audit results, which includes any findings with respect to internal control risks identified through auditing procedures.

8.6 COMPENSATION, SHAREHOLDINGS AND LOANS

An extensive description of the compensation system and the amounts paid to members of the Board and Executive Committee is available in the Compensation Report.

9 EXECUTIVE COMMITTEE

The Executive Committee, under the direction and control of the Board, conducts the operational management of the Group in accordance with the Organizational Regulations. The members of the Executive Committee are appointed by the Board upon proposal of the NCC.

The Executive Committee is responsible for the implementation of the decisions made by the Board and the Board committees. It prepares business plans for the Board's decisions; allocates financial, personnel and other resources within the Group, as well as oversees all operations of the Group. Members of the Executive Committee meets as often as required, in general at least once a week, together with other key personnel of the Group. The meetings usually cover in particular the following topics: marketing activities, business development such as licensing opportunities, ongoing research and development programs, allocation of resources, trends in the economic environment, corporate and legal affairs, public and investor relations, human resources, and regulatory compliance. Members of the Executive Committee may report directly to the Board and Board committees, whenever required by the Board.

9.1 MEMBERS OF THE EXECUTIVE COMMITTEE

As of December 31, 2022, the Executive Committee comprised the following members:
• Jack Weinstein, Chief Financial Officer
• Nermeen Varawalla, Chief Medical Officer
• Paolo Galfetti, Chief Operating Officer
• Jeremy Meinen, Chief Financial Officer
• Marco Marotta, Chief Business Officer



Jack Weinstein, Chief Executive Officer, U.S. national, born in 1956.
Jack Weinstein joined Relief in October 2020 as its U.S.-based Chief Financial Officer and became its Chief Executive Officer in December 2022. He brings over 40 years of wide-ranging executive management expertise, including as a chief financial officer, investment banker and consultant in the biopharmaceutical and life sciences industries. Mr. Weinstein has extensive experience in finance and healthcare investment banking, corporate finance and business development, as well as FDA regulatory and intellectual property strategies. He has successfully completed a variety of corporate finance transactions including public and private financings, as well as merger and acquisition transactions. From June 2021 to February 2022, Mr. Weinstein served as the chairman of the board of directors of Lutris Pharma, a privately held biotechnology company based in Tel Aviv, Israel. Before joining the Company, Mr. Weinstein served as Managing Director and Head of Healthcare Investment Banking and currently serves a Senior Advisor at Avalon Net Worth, an independent New York-based boutique investment bank. Prior to Avalon, he was Chief Financial Officer, Treasurer and Vice President of Business Development at Catalyst Pharmaceuticals, Inc. (Nasdaq: CPRX), a biopharmaceutical company developing prescription pharmaceutical products to treat orphan diseases. He eventually took the company public through an IPO on the Nasdaq Global Market. He also was President and Founder of The Sterlington Group, Inc., a consulting firm providing strategic, business development, regulatory

and "CFO" consulting services, including M&A advisory and raising equity and debt for middle-market companies. Adding to his credentials, Mr. Weinstein gained experience at several other investment banking and consulting firms. Mr. Weinstein holds an MBA from Harvard University School of Business Administration.



Nermeen Varawalla, M.D., Ph.D., MBA, Chief Medical Officer, British national, born in 1961.

Dr. Varawalla joined Relief as chief medical officer in December 2021. Prior to joining Relief, Dr. Varawalla served as Chief Medical Officer and Head of Clinical Development with Atlantic Healthcare plc, a specialist pharmaceutical company with late-stage clinical assets for inflammatory bowel disease and gastrointestinal dysmotility in rare diseases. Before that, Dr. Varawalla was Managing Director of Clinstrat Ltd., a life science and business consultancy, where, among other projects, she worked with private equity firms to develop the investment thesis and business plan for the buy-out of BTG plc's specialty pharmaceutical business unit, valued at approximately $1 billion. Before that, Dr. Varawalla was Senior Vice President and Head of Clinical Development at BTG International plc, where she led a global team responsible for clinical development of the company's product portfolio across both pharmaceutical and medical device business units before it was acquired by Boston Scientific for $4.4 billion in 2019. Earlier, Dr. Varawalla was Chief Medical Officer at Accord Healthcare UK, an international division of Intas Pharmaceuticals and Executive Vice President of Lambda Therapeutic Research, Intas' full-service contract research organization. Prior to which Dr Varawalla served in leadership roles in the CRO (Contract Research Organization) industry directing the conduct of clinical trial programs across therapeutic areas and geographies. She began her career as a physician in obstetrics and gynecology at KEM Group of University Hospitals, Mumbai before continuing her specialist training at NHS University Hospitals in the United Kingdom. She is the current President of the INSEAD UK Alumni Association and is presently Chair, Medical Advisory Group, Atorvia Health Technologies and a member of the International Advisory Council of the Oxford India Centre for Sustainable Development. Dr. Varawalla received her MBBS (Bachelor of Medicine and Bachelor of Surgery) and M.D. degree from the University of Mumbai, her Ph.D. from the University of Oxford where she was a Rhodes Research Fellow, and her MBA from INSEAD.

On April 5, 2023, Relief announced that Nermeen Varawalla will depart the Company in the second quarter of 2023.



Paolo Galfetti, Chief Operating Officer, Italian national, born in 1965.

See biographical information in section 8.1 above.



Jeremy Meinen, Chief Financial Officer and Treasurer, Swiss national, born in 1989.
Mr. Meinen serves as our Chief Financial Officer and Treasurer. He joined Relief in April 2020 as ad-interim Chief Financial Officer and was its Vice President Finance and Administration from October 2020 to November 2022. Prior to joining Relief, Mr. Meinen provided financial consulting, controlling and auditing services to companies in various industries. He began his career at an international audit firm, where he held positions of increasing responsibility and scope over more than six years. Mr. Meinen holds a Master of Science in finance from Bocconi University in Milan and a B.A. degree in Business Administration from the University of Geneva. He is a Swiss certified public accountant and former licensed audit expert.



Marco Marotta, Chief Business Officer, Italian national, born in 1985.
Mr. Marotta joined Relief as Chief Business Officer in December 2021, in conjunction with the Company's acquisition of APR, for which he had served as Corporate Director, Business Development and Licensing. Mr. Marotta joined APR in January 2015, where he was initially responsible for reshaping and optimizing APR's end-to-end supply chain process, after which he joined the licensing and business development department, establishing and consolidating APR's presence in emerging markets like the Asia-Pacific and Latin American regions. Beginning in 2019, Mr. Marotta led APR's Business Development as a director, with responsibility of out-licensing proprietary products, worldwide, divesting non-strategic assets and maximizing monetization as well as merging APR's business with Relief. Mr. Marotta received a Master of Science in Engineering from the University Federico II in Napoli and an Executive MBA from Commercial University Bocconi in Milan.

9.2 OTHER ACTIVITIES AND VESTED INTERESTS

None of the Executive Committee members has any position in governing or supervisory bodies of any major organization, institution or foundation under private or public law, permanent management or consultancy function for major interest groups, official function or political post, other than positions disclosed in section 9.1.

The number of permitted mandates for members of the Executive Committee is set forth in art. 26 paras. 2-4 of the Articles.

9.3 MANAGEMENT CONTRACTS

The Company has entered into full-time employment agreements with members of the Executive Committee for an indefinite term.

There are no other management contracts in place between the Company and third parties.

10 SHAREHOLDER PARTICIPATION AND VOTING RIGHTS RESTRICTIONS AND REPRESENTATION

One Relief share registered as a share with voting rights in the share register (except for treasury shares) carries one vote at the shareholders' meeting. Except of the cases described under section 7, there are no voting right restrictions limiting the Company's shareholders voting rights.

Pursuant to art. 13 para. 3 of the Articles, the Board may issue the procedural rules regarding admission to the general meeting, representation and the recognition of the proxies, as well as the grant of proxies and instructions, by electronic means. As of December 31, 2022, the Board had not issued such procedural rules.

A shareholder may be represented at any shareholders' meeting by his legal representative (who does not have to be a shareholder), or, by means of a written or electronic proxy, another shareholder with voting rights, or the independent proxy (by way of a written or electronic proxy). All shares held by one shareholder must be represented by only one representative.

Statutory quorum
There are no provisions in the Articles on quorums differing from the applicable legal provisions in force until December 31, 2022. Since the entry into force of the Swiss corporate law reform effective January 1, 2023, art. 704 CO provides for a revised catalogue of important shareholders' decisions.

Convocation of the general meeting of shareholders
There are no provisions in the Articles on the convocation of the shareholders' meeting differing from the applicable legal provisions in force until December 31, 2022. Since the entry into force of the Swiss corporate law reform effective January 1, 2023, the Board is required to convene an extraordinary shareholders' meeting if so requested by shareholders that together hold at least 5% of the nominal share capital.

Agenda rules
The Board decides on the agenda of the shareholders' meeting. Upon entry into force of the Swiss corporate law reform effective January 1, 2023, shareholders with voting rights representing either alone or together at least 0.5% of the Company's share capital (until December 31, 2022: 10% of the Company's share capital or shares with an aggregate nominal value of at least CHF 1'000'000) may demand, up to 45 days before the date of the meeting, that items be included in the agenda. Such requests must be in writing and must specify the agenda items and the shareholders' proposals.

Registrations in the share register
Shareholders entered in the share register as shareholders with voting rights on a specific qualifying day designated by the Board (record date), which is usually more than five business days before the annual shareholders' meeting, are entitled to attend the shareholders' meeting and to exercise their voting rights at such a meeting.

11 SHAREHOLDERS' DIVIDEND RIGHTS

Since its inception, the Company has paid no dividends or other distributions and does not anticipate paying dividends or other distributions in the foreseeable future.

In order for the Company to declare and pay distributions, such distribution must be approved by shareholders holding an absolute majority of the shares represented at the general meeting of shareholders. Ordinary dividends may be paid only if the Company has sufficient distributable profits from previous years or freely distributable reserves to allow the distribution of a dividend, in each case, as presented on the balance sheet.

12 CHANGES OF CONTROL AND DEFENSE MEASURES

As permitted by Swiss law, the Articles contain an opting-out provision that eliminates the obligation for the holder of a number of shares exceeding 33 1/3% of the voting rights (whether exercisable or not) to proceed with a public tender offer to acquire all of the remaining shares of the Company. Therefore, anyone who directly, indirectly or acting in concert with third parties, acquires shares in the Company and exceeds the threshold of 33 1/3% of the voting rights of the Company is not obliged to make such offer.

No change of control clauses exists in the mandate and employment agreements with the members of the Board and Executive Committee. However, a change of control clause is included in the Company's Stock Option Plan 2021 and the legacy Equity Awards Program 2015, allowing for immediate vesting of non-vested options at the time of a change of control.

13 AUDITORS

13.1 DURATION OF THE MANDATE AND TERM OF OFFICE OF THE LEAD AUDITOR

Mazars SA was re-elected as group and statutory auditor of the Company at the Annual General Meeting held on May 31, 2022. The appointment is made on an annual basis. Mazars SA has served as auditor since May 30, 2017. The auditor in charge, since 2017, is Mr. Franck Paucod. The AFC ensures that the position of the lead auditor is changed at least every seven years.

13.2 AUDITING FEES AND ADDITIONAL FEES

The total auditing fee charged and accrued by Mazars SA for the twelve-month period ended December 31, 2022, was CHF 179'000 for audit services. In addition, Mazars SA earned in 2022 fees of CHF 5'260 for non-auditing services in connection with tax advisory.

Audit services are defined as the audit work that needs to be performed each year by the statutory auditor in order to: (i) issue an opinion on the consolidated financial statements of the Company; (ii) issue audit reports on the statutory financial statements of the subsidiaries when required by law or by the Board; (iii) issue reports on financial statements of the Company or its subsidiaries when necessary to fulfill listing or regulatory requirements; and (iv) review documents filed with the U.S. stock exchange when containing an audit opinion report.

13.3 SUPERVISORY AND CONTROL INSTRUMENTS PERTAINING TO THE AUDIT

The Board performs its supervisory and control functions of the external auditors through the AFC. In particular, the AFC meets with the auditors to discuss audit procedures, findings, and proposed recommendations. The AFC's primary objective is to assist the Board in monitoring the Company's internal controls related to financial reporting. The AFC meets with the auditors at least twice a year: once to review the results of the completed year-end audit and once to discuss the scope of the upcoming year-end audit.

14 INFORMATION POLICY

Relief reports to its shareholders, employees, business partners and other public stakeholders in an open, transparent and timely manner. Equal treatment of all stakeholders is the guiding principle behind its approach. In doing so, the Company is able to increase awareness and understanding of its objectives, strategy and business activities. The Board follows policies to protect the Company's interests and assets, to release material information in a timely and controlled manner, and to observe rules and regulation of the SIX Swiss Exchange as well as of Swiss law.

The most important informational tools are ad hoc announcements and other news releases, the annual and semi-annual reports, the publications in the Swiss Official Gazette of Commerce, and the Company's website.

Investors and other parties interested in subscribing to the Company's news service or visiting the Company's website may do so on www.relieftherapeutics.com.

15 QUIET PERIODS

In order for Relief to comply with applicable law and the regulations of the SIX Swiss Exchange when disclosing material non-public information to the public, Relief sets Quiet Periods during which Relief shall neither (i) communicate any material non-public information to anyone except on a Confidential and Need-to-Know Basis nor (ii) approve trades by insiders in securities of Relief, including shares of Relief, options or convertible bonds, or any other financial instruments whose price is dependent on such securities of Relief (the "Relevant Securities").

As a general rule, a "Quiet Period" shall cover the period commencing at the close of business on the date that is two weeks before the end of any financial close of the Group and ends twenty-four hours following the public release of earnings date for such period. In addition, the Chief Financial Officer may declare a quiet period if, in the judgment of the Chief Financial Officer, material non-public information is available within the Group that would make transactions by insiders inappropriate. The Chief Financial Officer may determine that a different waiting period is appropriate with respect to particular Group disclosures based upon prevailing facts and circumstances.

During Quiet Periods, Relief shall not provide material non-public information to the investment community or the public in whatever form, or to employees or external advisors other than on a Confidential and Need-to-Know Basis. In particular, there shall be no meetings with the press, financial analysts or investors, and no internal publications and announcements to staff on financial information that could give an indication as to the expected half-year or annual results, unless communicated via an ad hoc announcement. During Quiet Periods, members of the Board, members of management, employees and consultants of the Group who have access to material non-public information on a regular basis are prohibited from trading in any Relevant Securities as those persons are designated "Continuing Insiders". It is thus irrelevant whether such persons have actual knowledge of material non-public information or not. Exemptions from this rule include, but are not limited to, the expiry of options or warrants during Quiet Periods. As a general rule, Continuing Insiders must always obtain clearance from the Chief Financial Officer before dealing in Relevant Securities.

For the purpose of this section, "Confidential and Need-to-Know Basis" means the disclosure of material non-public information to a small group of persons (i) of the Company's staff if such information is only made available on a confidential and "need-to-know" basis (whereby any communication made on the intranet or by similar means of electronic mass communication is not permitted) or (ii) outside the Group if such persons sign a confidentiality undertaking (including an undertaking not to trade in the relevant shares).



COMPENSATION REPORT

The compensation report sets out the compensation principles, the method of determination of compensation, and the compensation awarded to the members of the Board of Directors (the "Board") and of the Executive Committee of RELIEF THERAPEUTICS Holding SA.

The report is compiled in accordance with the provisions of the Ordinance against Excessive Compensation (the "Ordinance") and includes information required by the Directive on Information relating to Corporate Governance of the SIX Swiss Exchange.

1 COMPENSATION GOVERNANCE

1.1 Nomination and Compensation Committee

The Nomination and Compensation Committee (the "NCC") assists the Board in all nomination and compensation matters. As detailed in the Organizational Regulations of the Company, the NCC is responsible for ensuring the best possible leadership and management for the Company and an appropriate compensation policy. In particular, the NCC is responsible for the following activities:

• Identification of suitable candidates for positions on the Board and on the Executive Committee;
• Recommendation and proposal to the Board of compensation principles and programs, including share-based incentive programs; and
• Recommendation and proposal to the Board of the compensation for the members of the Board and Executive Committee and for certain other members of the senior management.

The decision-making authority for compensation matters is summarized in the table below:

Levels of authority

	CEO	NCC	Board	AGM
Compensation policy including share-based plans		Propose	Approve	
Aggregate compensation of the Board		Propose	Review	Approve
Individual remuneration of members of the Board		Propose	Approve	
Aggregate compensation of the Executive Committee		Propose	Review	Approve
Individual compensation of the CEO		Propose	Approve	
Individual compensation of members of the Executive Committee	Propose	Review	Approve	
Compensation report to the shareholders		Propose	Approve	

The NCC consists of a minimum of one member of the Board. The members of the NCC are elected individually and annually by the Annual General Meeting ("AGM") for the period until the following AGM. At the AGM 2022, Thomas Plitz (NCC Chairman) and Raghuram Selvaraju were elected members of the NCC.

The NCC meets as often as the business requires, but at least once a year. The NCC Chairman may invite the Chairman of the Board, the CEO or other members of the Executive Committee to join the meeting in an advisory capacity. However, the executives do not take part in the meeting, or parts of meeting, during which their own compensation is discussed. The NCC Chairman reports to the Board on the activities of the committee after each meeting. The NCC may retain external advisors to obtain support in fulfilling its duties.

1.2 Role of shareholders: say-on-pay vote

In line with the requirements of the Ordinance, the Company's Articles of Association and the Organizational Regulations include provisions on the following governance and compensation-related matters:

- Principles of the duties and responsibilities of the NCC;
- Number of permissible mandates in the supreme governing bodies of other legal entities;
- Terms of employment contracts and maximum notice period for members of the Executive Committee;
- Principles of compensation applicable to the Board and Executive Committee;
- Shareholders' binding vote on compensation of the Board and Executive Committee;
- Additional amount for members of the Executive Committee hired after the vote on compensation by the AGM; and
- Loans, credit facilities and post-employment benefits for members of the Board and of the Executive Committee.

Say-on-pay vote structure

At the AGM to be held by the end of June 2023, a binding vote on the compensation amount of the Board and Executive Committee will be conducted. The AGM will vote on the maximum compensation amount of the Board for the period of office until the following AGM and on the maximum compensation amount of the Executive Committee for the next financial year. The prospective voting structure provides the Company and its management with the necessary level of planning certainty to operate efficiently.



Binding vote on compensation of Executive Committee for financial year 2024
Binding vote on compensation of the Board of Directors until the AGM 2024
CALENDAR YEAR 2023
CALENDAR YEAR 2024
AGM 2023
AGM 2024

The AGM held on May 31, 2022, approved a maximum compensation amount of CHF 2'500'000 for the Board for the period from the AGM 2022 to the AGM 2023 and a maximum compensation amount of CHF 5'000'000 for the Executive Committee for the financial year 2023.

1.3 Method of determination of compensation

Based on the recommendation of the NCC, the Board decides on the compensation of the Board and Executive Committee at its own discretion, which is prospectively approved by the AGM. When preparing the compensation proposals, the NCC takes the following factors into consideration:

- Affordability and overall situation of the Company;
- Achievement of corporate goals and individual objectives; and
- Level of compensation paid by comparable companies in the biotech and pharmaceutical industry (where they compete for talent) and complexity (defined by their size and geographic scope).

The compensation of the Board and Executive Committee is reviewed annually on the basis of those factors. However, the review does not necessarily lead to adjustments.

2 COMPENSATION OF THE BOARD OF DIRECTORS

2.1 Principles and compensation architecture

The compensation of the Board is determined based on discretionary economic considerations and may be delivered in cash and in the form of options. Compensation may be subject to regular social security contributions and is not subject to pension contributions.

In 2022, Board members received an annual fixed cash compensation of CHF 100'000, paid monthly. If a member chaired a Board committee, their fixed compensation was increased to CHF 150'000 per year. The Chairman of the Board received a fixed compensation of CHF 250'000 per year.

Additionally, Board members who assume executive functions may be eligible for variable compensation. The Board has the discretion to determine the amount of variable cash compensation and options that may be awarded throughout the year, taking into consideration the factors outlined in section 3 that are relevant to members of the Executive Committee.

The Company reimburses members of the Board for out-of-pocket expenses incurred in relation to their services upon presentation of the corresponding receipts. Expenses reimbursements are not part of the compensation.

2.2 Compensation awarded to the Board of Directors

This section is audited in accordance with Article 17 of the Ordinance.

The disclosure of compensation below includes all forms of compensation given by the Company in exchange for services rendered by the members of the Board.

Compensation of the Board of Directors for the 2022 and 2021 calendar years, in CHF

Board of Directors	Cash Fee 2022	Cash Fee 2021	Options 2022	Options [1] 2021	Total [2] 2022	Total [2] 2021
Raghuram Selvaraju Member since 25 May 2016 Chairman	500'000	475'000	-	248'470	**500'000**	**723'470**
Thomas Plitz Member since 17 Dec. 2020 Vice-Chairman, Committee Chair	150'000	125'000	-	266'103	**150'000**	**391'103**
Patrice Jean Member since 18 June 2021 Committee Chair	150'000	76'998	-	16'330	**150'000**	**93'329**
Paolo Galfetti [3] Member since 18 June 2021 Committee Chair	150'000	79'722	-	-	**150'000**	**79'722**
Michelle Lock Member since 28 January 2022	92'473	-	-	-	**92'473**	**-**
Thomaz Burckhardt Member till 8 February 2021	-	7'500	-	-	**-**	**7'500**
Total Board of Directors	**1'042'473**	**764'220**	**-**	**530'903**	**1'042'473**	**1'295'123**

[1] Reflects the value of share-based payments in accordance with IFRS 2 at grant date independently of the vesting schedule. Such stock option values are theoretical values at grant date and do not reflect taxable income nor realized income.

[2] Does not include the Company's mandatory contribution to social security of CHF 35'515 (2021: CHF 18'628).

[3] For his executive role, Mr. Galfetti received an additional remuneration of CHF 442'990 in cash and CHF 64'636 in the form of pension contribution for the 2022 calendar year. His executive compensation is reported as part of the compensation of the Executive Committee in section 3.2.

The figures in the table above cover the 2022 calendar year, as required by Swiss law. They differ from the period authorized by the AGM, which runs from AGM to AGM (the "Authorization Period"). Differences between calendar years and Authorization periods are shown in the tables below.

During the current Authorization Period, members of the Board are expected to earn a total compensation of CHF 1'141'667. This is within the limit of CHF 2'500'000 approved by the AGM 2022.

Compensation, in CHF	Calendar year 2022		Authorization Period 2023/2022		
	Period	Amount	Period	Amount [1]	Approved
Cash Fee	January 2022 - December 2022	1'042'473	June 2022- June 2023	1'141'667	
Options	January 2022 - December 2022	-	June 2022- June 2023	-	
Total		1'042'473		1'141'667	2'500'000

[1] As this period is not yet ended as of the publication date of this report, the amount includes actual to date and an estimate of the compensation to be earned over the remaining period until the expected date of the AGM 2023.

Compensation, in CHF	Calendar year 2021		Authorization Period 2022/2021		
	Period	Amount	Period	Amount	Approved
Cash Fee	January 2021 - December 2021	764'220	July 2021- May 2022	922'110	
Options	January 2021 - December 2021	530'903	July 2021- May 2022	264'800	
Total		1'295'123		1'186'911	2'500'000

In 2022 and 2021, no compensation was granted to former members of the Board or their related parties.

3 COMPENSATION OF THE EXECUTIVE COMMITTEE

3.1 Principles and compensation architecture

The compensation principles are aligned with the Company's strategy of becoming profitable by growing its business and increasing revenue. The compensation principles are as follows:

• Balance between competitiveness and affordability: within the Company's financial ability, compensation levels are competitive and aligned with market practice for similar functions in comparable companies in the biotech and pharmaceutical industry;
• Pay for performance: part of compensation is directly linked to the performance of the business and to the achievement of individual objectives; and
• Alignment with shareholders' interests: part of compensation is delivered in the form of stock options and thus is directly tied to the Company's long-term share performance.

The compensation of the members of the Executive Committee consists of fixed and variable remunerations. Fixed remuneration comprises the base salary and other benefits. Variable remuneration may comprise a performance-based cash bonus and equity grants.

In addition, the Company reimburses members of the Executive Committee for out-of-pocket expenses incurred in relation to their services upon presentation of the corresponding receipts. Expense reimbursements are not part of the compensation.

Compensation model for the Executive Committee

	VEHICLE	PURPOSE	DRIVERS	PERFORMANCE
Fixed base salary	Monthly cash	Attract and retain	Market practice	–
Performance bonus	Cash bonus	Pay for performance	Business and individual performance	Company´s goals, individual performance
Employee Equity Program	Share options	Align with shareholders´ interests	Level of responsibility	Share price
Benefits	Pension/insurance plans	Protect against risk	Market practice	–

Fixed base salary: the fixed base salary remunerates the function and depends on the Company's financial ability, the market value of the function, and the profile of the individual in terms of qualifications and skill set.

Performance bonus: the performance bonus rewards the effective and successful conduct of the business and the achievement of individual objectives. The target performance bonus is generally expressed as a percentage of the fixed base salary. At the discretion of the Board and the NCC, decision to grant a bonus may be taken. The bonus amount effectively paid out is then determined by the Board, based upon the proposal of the NCC. The performance bonus is usually paid in cash or options, usually at the end of the financial year.

Employee participation program: the employee participation program provides an incentive for management to make significant contributions towards the long-term success of the Company and aligns their interests to those of the shareholders. The Board determines the individual allocation of stock options at its own discretion, taking into account the level of responsibility of the position, and economic considerations. For reporting purpose, the value of the options is calculated according to the Black Scholes valuation model.

Benefits: members of the Executive Committee may participate in the regular pension and retirement plans applicable to all employees in their country of employment. The provisions of those pension and retirement plans are in line with local regulations and prevailing market practice. Further, the members of the Executive Committee may be entitled to benefits in kind, in line with local market practice, such as a company car or other benefits.

Contractual provisions: The employment contracts of members of the Executive Committee may be concluded for a definite or indefinite period. The duration of definite employment contracts shall not exceed one year. Renewal is possible. The termination notice period of indefinite employment contracts may not exceed 12 months. The Company may enter into non-compete agreements with members of the Executive Committee for the time after termination of the employment agreement. Any non-compete provision for the period after termination of employment shall not exceed one year with the maximum compensation for such period not exceeding the average annual compensation of the last three years. Their employment contracts do not contain any provision for severance payments.

3.2 Compensation awarded to the Executive Committee

This section is audited in accordance with Article 17 of the Ordinance.

The disclosure of compensation includes all forms of compensation given by the Company in exchange for services rendered by the members of the Executive Committee. A comprehensive list of the members of the Executive Committee is provided in the Governance Report.

Compensation of the Executive Committee in 2022 and 2021

Calendar year 2022, in CHF	Fixed compensation	Cash bonus	Pension benefits	Other benefits	Options	Total 2022 [2]
Total Executive Committee[1]	**1'635'477**	**160'130**	**89'087**	**35'068**	**-**	**1'919'762**

[1] The highest paid member of the Executive Committee in 2022 was the Chief Executive Officer, Jack Weinstein, who received CHF 481'521 of fixed compensation, CHF 50'130 of variable cash compensation, and CHF 10'929 in other benefits.

[2] Does not include the Company's mandatory contribution to social security of CHF 128'696.

Calendar year 2021, in CHF	Fixed compensation	Cash bonus	Pension benefits	Other benefits	Options [2]	Total 2021 [3]
Total Executive Committee[1]	**1'763'451**	**231'240**	**30'151**	**-**	**1'947'634**	**3'972'476**

[1] The highest paid member of the Executive Committee in 2021 was the then Chief Financial Officer, Jack Weinstein, who received CHF 460'614 of fixed compensation, CHF 175'000 of variable cash compensation, CHF 1'096'779 of options.

[2] Reflects the value of share-based payments in accordance with IFRS 2 at grant date independently of the vesting schedule. Such stock option values are theoretical values at grant date and do not reflect taxable income nor realized income.

[3] Does not include the Company's mandatory contribution to social security of CHF 82'953.

During the financial year 2022, the remuneration of the Executive Committee amounted to CHF 1'919'762. This was within the limit of CHF 5'000'000 approved by the AGM 2022.

In 2022 and 2021, the Company did not issue any payment to former members of the Executive Committee.

4 LOANS TO MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE

In 2022 and 2021, the Company has not granted any loans to members of the Board and Executive Committee.

5 SHARE OWNERSHIP

Shares and options owned by the members of the Board and Executive Committee are disclosed in note 11 of the Company's statutory financial statements in this Annual Report.

mazars

RELIEF THERAPEUTICS Holding SA
Geneva

Report of the Statutory Auditor
to the General Meeting
on the Compensation Report
according to Art. 14-16 VegüV
December 31, 2022

Mazars SA
Chemin de Blandonnet 2
CH-1214 Vernier-Geneva

Tel: +41 22 708 10 80
www.mazars.ch

Report of the Statutory Auditor to the General Meeting of RELIEF THERAPEUTICS Holding SA, Geneva

Opinion

We have audited the accompanying Compensation Report of RELIEF THERAPEUTICS Holding SA (the Company) for the year ended December 31, 2022. The audit was limited to the information on compensation, loans and advances pursuant to Art. 14-16 of the Ordinance against Excessive Remuneration in Listed Companies Limited by Shares (Ordinance) in the tables marked “audited” in section 2.2 on page 55, in sections 3.2 and 4 on page 57 to 58 of the Compensation Report.

In our opinion, the information on compensation, loans and advances in the accompanying compensation report complies with Swiss law and article 14 to 16 of the Ordinance.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor’s Responsibilities for the Audit of the Compensation Report” section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked “audited” in the Compensation Report, the consolidated financial statements, the stand-alone financial statements and our auditor’s reports thereon.

Our opinion on the Compensation Report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Compensation Report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the Compensation Report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.



We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

MAZARS SA

/s/ Franck Paucod   /s/ Yoann Bois

Franck Paucod   Yoann Bois
Licensed Audit Expert   Licensed Audit Expert
(Auditor in Charge)

Geneva, April 14, 2023

Enclosures
▪   Compensation report



CONSOLIDATED
FINANCIAL STATEMENTS

Consolidated Financial Statements for the year ended December 31, 2022

CONSOLIDATED BALANCE SHEET

in CHF thousands	Notes	December 31, 2022	December 31, 2021
ASSETS			
Intangible assets	8	162'915	192'299
Right-of-use assets	9	2'642	2'498
Property and equipment		49	38
Other non-current assets		114	76
Deferred tax assets	29	495	1'737
Non-current assets		**166'215**	**196'648**
Inventories	10	227	391
Trade receivables	11	1'321	1'302
Other current assets	12	1'798	8'516
Cash and cash equivalents	13	19'237	44'761
Current assets		**22'583**	**54'970**
Total assets		**188'798**	**251'618**
EQUITY AND LIABILITIES			
Share capital	14	56'163	44'133
Reserves	15	220'961	210'147
Treasury shares		(12'108)	(2'999)
Accumulated losses		(119'599)	(69'751)
Equity		**145'417**	**181'530**
Non-current lease liabilities	9	2'232	2'192
Non-current borrowings	16	16	396
Defined benefit obligations	17	1'772	2'793
Provisions	18	7'909	19'470
Deferred tax liabilities	29	20'736	25'504
Non-current liabilities		**32'665**	**50'355**
Current lease liabilities	9	444	331
Current borrowings	16	372	95
Trade payables		1'625	1'700
Financial liabilities due to related parties	19	1'280	1'250
Provisions	18	3'094	12'083
Other current payables and liabilities	20	3'901	4'274
Current liabilities		**10'716**	**19'733**
Total equity and liabilities		**188'798**	**251'618**

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

in CHF thousands	Notes	2022	2021
Revenue	6	6'081	3'321
Other gains	21	9'921	1'171
Total income		**16'002**	**4'492**
Raw materials and consumables expenses	22	(1'250)	(750)
External selling and distribution expenses	22	(3'307)	(365)
External research and development expenses	23	(12'393)	(19'024)
Personnel expenses	24	(12'998)	(9'121)
Other administrative expenses	25	(7'747)	(6'750)
Other losses	26	(63)	(752)
EBITDA		**(21'756)**	**(32'270)**
Impairment losses on intangible assets	8	(26'424)	-
Amortization and depreciation expense	27	(3'860)	(2'036)
Operating result		**(52'040)**	**(34'306)**
Financial income	28	18	97
Financial expenses	28	(2'294)	(1'316)
Net loss before taxes		**(54'316)**	**(35'525)**
Income taxes	29	3'526	820
Net loss for the period		**(50'790)**	**(34'705)**
OTHER COMPREHENSIVE INCOME			
Remeasurement of defined benefit obligation	17	942	152
Items that will not be reclassified to profit or loss		**942**	**152**
Currency translation differences	15.3	461	255
Items that may be reclassified to profit or loss		**461**	**255**
Other comprehensive income for the period, net of tax		**1'403**	**407**
Total comprehensive result for the period		**(49'387)**	**(34'298)**
EARNINGS PER SHARE			
Basic and diluted loss per share (in CHF)	31	(0.012)	(0.010)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

in CHF thousands	Notes	2022	2021
Net loss for the period		(50'790)	(34'705)
Adjustments for:			
Income tax (income)/expense	29.1	(3'526)	(820)
Depreciation and amortization expense	27	3'860	2'036
Impairment of intangible assets	8	26'424	-
Impairment of receivables	11	24	470
Reversal of impairment loss on receivables	21	(453)	-
Loss from disposal of other financial assets	14	-	54
Gain from loan forgiveness	21	-	(890)
Gain from fair value adjustments to contingent payments	18	(8'892)	-
Finance expenses	28	1'920	1'316
Finance income	28	(18)	(97)
Interest expenses paid on borrowings and lease liabilities		(374)	(260)
Loss on disposal of property and equipment		-	3
Change in defined benefit obligations	17	(79)	1'266
Share-based payment expense	30	2'186	1'143
Changes in working capital:			
Decrease/(Increase) in inventories		164	(111)
Decrease/(Increase) in trade receivables		(19)	(208)
Decrease/(Increase) in other assets		6'481	(2'585)
(Decrease)/increase in trade payables		(75)	(823)
(Decrease)/increase in provisions		(586)	100
(Decrease)/increase in other payables and liabilities		(373)	(1'607)
Cash flow used in operating activities		**(24'126)**	**(35'718)**
Payments for property, plant and equipment		(33)	-
Payments for intangible assets	8	(488)	(13'708)
Payments for other financial assets		(38)	(23)
Proceeds from sale of right-of-use assets		-	11
Net cash outflow on acquisition of subsidiaries	7	-	(16'681)
Milestone payments related to acquisition of subsidiaries	18	(7'920)	-
Proceeds from other financial assets		462	132
Interest received		18	7
Cash flow used in investing activities		**(7'999)**	**(30'262)**
Proceeds from capital increase	14	7'111	76'088
Equity transaction costs	15	(223)	(2'848)
Repayment of lease liabilities		(390)	(185)
Repayment of borrowings		(81)	(5'366)
Cash flow from financing activities		**6'417**	**67'689**
Net increase in cash and cash equivalents		**(25'708)**	**1'709**
Cash and cash equivalents at beginning of period		44'761	43'154
Exchange difference on cash and cash equivalents		184	(102)
Cash and cash equivalents at end of period		**19'237**	**44'761**

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in CHF thousands	Notes	Share capital	Treasury shares	Reserves	Accumulated loss	Total equity
Balance at January 1, 2021		**32'467**	**-**	**69'774**	**(35'198)**	**67'043**
Result for the period		-	-	-	(34'705)	(34'705)
Other comprehensive income for the period		-	-	255	152	407
Total comprehensive result for the period		**-**	**-**	**255**	**(34'553)**	**(34'298)**
Issuance of treasury shares	14	11'535	(11'535)	-	-	-
Direct Share Placement program	14	-	3'982	46'905	-	50'887
Private placements	14	-	1'129	23'871	-	25'000
Acquisition payments	7	-	3'425	70'977	-	74'402
Exercise of options	14	131	-	70	-	201
Share-based compensation cost	30	-	-	1'143	-	1'143
Transaction cost in relation to capital increases	15	-	-	(2'848)	-	(2'848)
Balance at December 31, 2021		**44'133**	**(2'999)**	**210'147**	**(69'751)**	**181'530**
Balance at January 1, 2022		**44'133**	**(2'999)**	**210'147**	**(69'751)**	**181'530**
Result for the period		-	-	-	(50'790)	(50'790)
Other comprehensive income for the period		-	-	461	942	1'403
Total comprehensive result for the period		**-**	**-**	**461**	**(49'848)**	**(49'387)**
Issuance of treasury shares	14	12'000	(12'000)	-	-	-
Direct Share Placement program	14	-	1'389	5'662	-	7'051
Acquisition milestone share payments	18	-	1'502	2'698	-	4'200
Exercise of options	14	30	-	30	-	60
Share-based compensation cost	30	-	-	2'186	-	2'186
Transaction cost in relation to capital increases	15	-	-	(223)	-	(223)
Balance at December 31, 2022		**56'163**	**(12'108)**	**220'961**	**(119'599)**	**145'417**

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

RELIEF THERAPEUTICS Holding SA (Relief, the Company or the Group) is a Swiss stock corporation domiciled at 15 Avenue de Sécheron, 1202 Geneva, Switzerland. The Company's shares are listed on the SIX Swiss Exchange (ticker: RLF) and quoted in the U.S. on OTCQB (tickers: RLFTF, RLFTY).

The Group focuses on identification, development and commercialization of novel, patent protected products intended for the treatment of metabolic, dermatological and pulmonary rare diseases with a portfolio of clinical and marketed products that serve unmet patient needs. On June 28, 2021, the Group acquired APR Applied Pharma Research SA (APR), a privately held Swiss pharmaceutical company specialized in formulating, developing, and commercializing known molecules designed with proprietary drug delivery systems for niche and specialty diseases. The acquisition transformed Relief into a fully integrated commercial-stage biopharmaceutical group. The acquisition further diversified Relief's pipeline and portfolio with both commercial products and clinical-stage programs, provided a commercial infrastructure in Europe and strengthened internal research and development (R&D) capabilities. On July 27, 2021, the Group acquired AdVita Lifescience GmbH (AdVita). The acquisition strengthened the Group's expertise and intellectual property rights around the inhaled formulation and delivery of aviptadil.

These consolidated financial statements were approved for publication by the Board of Directors on April 13, 2023.

2. Application of new and revised International Financial Reporting Standards (IFRS)

2.1 New and revised IFRS Standards and Interpretations

In the current year, the Group has applied the following new or amended Standards that became effective from January 1, 2022. The revised Standards did not have a material effect on these financial statements.

- Narrow-scope amendments to IFRS 3, IAS 16, IAS 8, IAS 37 and IFRS 16; and

- Annual improvements of IFRS 1, IFRS 9 and IAS 41.

2.2 IFRS Standards and Interpretations issued and not yet adopted

Certain new Standards and Interpretations have been issued that are not mandatory for the current reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group's overall results and financial position.

- Amendments to IAS 1 'Presentation of financial statements' on classification of liabilities; and

- Narrow-scope amendments to IAS 8 and IAS 12.

3. Summary of significant accounting policies

3.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and comply with Swiss law. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments at fair value, and are presented in Swiss francs (CHF). All values are rounded to the nearest thousand (TCHF), except when otherwise indicated.

3.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of the parent company RELIEF THERAPEUTICS Holding SA and its subsidiaries as of December 31, 2022 and 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

- power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
- exposure, or rights, to variable returns from its involvement with the investee; and
- the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

- any contractual arrangement with the other vote holders of the investee;
- rights arising from other contractual arrangements; and
- the Group's voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies. Inter-company transactions, balances and unrealized gains/losses on transactions between Group companies are eliminated. The accounting policies of subsidiaries are consistent with the policies adopted by the Group.

3.3 Current versus non-current classification

The Group presents assets and liabilities in its statement of financial position based on current/non-current classification. An asset is classified as current when it is:

- expected to be realized or intended to be sold or consumed in a normal operating cycle, which is twelve months;
- held primarily for the purpose of trading;
- expected to be realized within twelve months after the reporting period; or
- cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

- it is expected to be settled in a normal operating cycle, which is twelve months;
- it is held primarily for the purpose of trading;
- it is due to be settled within twelve months after the reporting period; or
- there is no unconditional right to defer the settlement of the liability within twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.4 Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in 'other administrative expenses'.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9, is measured at fair value with changes in fair value recognized in profit or loss. If the contingent consideration is not within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. Contingent consideration that is classified as equity, if any, is not re-measured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the Group's cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

3.5 Revenue recognition

Relief may generate revenues from collaboration and license agreements under which Relief grants licenses to use, research, develop, manufacture and commercialize product candidates and products. Relief determined that those collaboration and license agreements qualify as contracts with its customers. If the grant of a license is bundled together with the rendering of services, it is assessed whether these agreements are comprised of more than one performance obligation. A performance obligation is only accounted for as the grant of a license if the grant of a license is the sole or the predominant promise of the performance obligation.

If the consideration in an agreement includes a variable amount, Relief estimates the amount of consideration to which Relief will be entitled in exchange for transferring the goods to the customer. At contract inception, the variable consideration is estimated based on the most likely amount of consideration expected from the transaction and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with respect the variable consideration is subsequently resolved. The estimated revenue is updated at each reporting date to reflect the current facts and circumstances.

If a contract with a customer contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative stand-alone selling prices.

For each separate performance obligation, it is evaluated whether control is transferred either at a point in time or over time. For performance obligations that are satisfied over time, revenue is recognized based on a measure of progress, which depicts the performance in transferring control to the customer. If under the terms of its licensing arrangements Relief provides the licensee with a research and development license, which represents a right to access Relief's intellectual property as it exists throughout the license period, the promise to grant a license is accounted for as a performance obligation satisfied over time, as the licensee simultaneously receives and consumes the benefits of Relief's performance.

Earnings based on the collaboration partners' gross profit, which is shared under the respective collaboration agreements are recognized when the underlying sales occur, which is when the performance obligation has been satisfied. Relief uses certain information from its collaboration partners, some of which is based on preliminary data shared between the partners and might vary once final data is available.

Revenue arrangements that involve two or more partners who contribute to the provision of a specific good or service to a customer are assessed in terms of principal-agent considerations in order to determine the appropriate treatment for the transactions between Relief, the partner(s), and third parties. The classification of transactions under such arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants. Any consideration related to activities in which Relief is considered the principal, which includes being in control of the good or service before such good or service is transferred to the customer, are accounted for as gross revenue. Any consideration related to activities in which Relief is considered the agent, are accounted for as net revenue.

Revenue from the sale of products is recognized when Relief transfers control of the product to the customer. Control of the product normally transfers when the customer gains physical possession and Relief has not retained any significant risks of ownership or future obligations with respect to the product. A receivable is recognized, as the consideration is unconditional and only the passage of time is required before payment is due. The transaction price is quoted in the relevant price lists in force at the date of customer placing the respective order for such products.

Revenue from research and development services provided by the Company is recorded as earned based on the performance requirements of the underlying contracts. Where agreements include milestones that are determined to be substantive and at risk at the inception of the agreement, revenue is recognized upon confirmation by the counterparty that the milestone has been achieved.

3.6 Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (i.e., the functional currency). The consolidated financial statements are presented in CHF, which is the presentation currency of the Group.

Transactions and balances

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items that are measured at historical cost in a foreign currency are not re-translated. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

Group companies

Assets and liabilities of Group entities using a functional currency different from the presentation currency are translated into the presentation currency using year-end rates of exchange. Income and expenses and cash flows are translated at average exchange rates. All resulting translation differences are recognized directly in other comprehensive income. On the divestment of a foreign entity, the identified cumulative currency translation difference relating to that foreign entity is recognized in profit or loss as part of the gain or loss on divestment.

<u>3.7 Intangible assets</u>

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses.

Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Amortization of capitalized in process research & development ("IPR&D") starts once the asset is available for use, which is usually the point in time at which marketing approval is granted by the relevant authority. Before that date, capitalized IPR&D that is not available for use is tested at least annually for impairment, irrespective of whether any indication of impairment exists.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when the asset is derecognized.

<u>3.8 Leases</u>

The Group assesses whether a contract is or contains a lease at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of twelve months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate for such liabilities.

Lease payments included in the measurement of the lease liability comprise:

- fixed lease payments (including in-substance fixed payments), less any lease incentives;
- variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
- the amount expected to be payable by the lessee under residual value guarantees;
- the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
- payments of penalties for terminating the lease if the lease term reflects the exercise of an option to terminate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, or leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense in the consolidated statements of operations on a straight-line basis over the lease term.

3.9 Financial assets

Classification

The Group has only financial assets classified within the categories, "financial assets at fair value through profit or loss (FVTPL)" and "financial assets at amortized cost." The classification at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. The Group's financial assets at amortized cost include other current assets and other receivables that are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Group's financial assets at fair value through profit or loss include publicly traded securities, if any.

Recognition and measurement

Financial assets at amortized cost are measured initially at their fair value and are subsequently measured at amortized cost using the effective interest rate method and are subject to impairment.

A financial asset is derecognized when:

- the contractual rights to the cash flows from the asset have expired; or
- the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. Fair value is determined in the manner described in note 32.3.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses ("ECL") for all debt instruments not held at fair value through profit or loss. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next twelve months (a twelve-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

3.10 Inventories

Raw materials and merchandise purchased are recognized at cost; semi-finished and finished goods at their production cost. Discounts are recognized as a reduction in the purchase price. Manufacturing costs include the associated direct production costs and production overheads, where applicable. If the acquisition or manufacturing costs are higher than the net market value, an impairment loss is recorded on the income statement in the current period to write the inventories down to the net market value (lower of cost or market principle). Net market value is equivalent to the current market price less the usual sales deductions, marketing costs and administrative costs yet to be incurred. Inventories that cannot be sold are written off in full. The costs of inventories are determined by using the FIFO method.

Inventory related to drug products that have not yet obtained regulatory approval are immediately written down to zero. The write-down is charged to research and development expenses. If regulatory approval is subsequently obtained, the recorded expenses are not reversed.

3.11 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within financial debts in current liabilities on the balance sheet. This definition is also used for the purposes of the cash flow statement.

3.12 Financial liabilities

The Group's financial liabilities include trade and other payables as well as borrowings.

Financial liabilities are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest rate method, with interest expense recognized on an effective yield basis.

The Group derecognizes financial liabilities when, and only when, the Group's obligations are discharged, cancelled or expired.

3.13 Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3.14 Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

- in the principal market for the asset or liability, or
- in the absence of a principal market, in the most advantageous market for the asset or liability.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

The fair values of financial assets and liabilities at the balance sheet date are not materially different from their reported carrying values unless specifically mentioned in the notes to the consolidated financial statements.

3.15 Research and development costs

Research and development costs consist primarily of remuneration and other expenses related to research and development personnel, costs associated with preclinical testing and clinical trials of product candidates, expenses for research and development services under collaboration agreements and outsourced research and development expenses. Furthermore, the Group may acquire in-process research and development assets, either through business combinations or through purchases of specific assets. In-process research and development assets acquired either through business combinations or separate purchases are capitalized as intangible assets and reviewed for impairment annually. Once available for use, such intangible assets are amortized on a straight-line basis over the period of expected benefits.

Internal development costs are capitalized as intangible assets only when there is an identifiable asset that can be completed and that will generate probable future economic benefits and when the cost of such an asset can be measured reliably.

3.16 Employee benefits

General

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

Pension obligations

The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method.

Re-measurements, including actuarial gains and losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through other comprehensive income ("OCI") in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss on the earlier of:

- the date of the plan amendment or curtailment, or
- the date that the Group recognizes restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation under 'personnel expense' in the statement of comprehensive income:

- service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and
- net interest expense or income.

3.17 Share-based payments

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or when service conditions are fulfilled as employee benefit expenses. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The statement of profit or loss expense or credit for a period represents the movement in cumulative expense recognized at the beginning and end of that period and is recognized in employee benefits expense.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vested, irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified if the original terms of the award have been met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

4. Summary of critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

4.1 Critical judgments in applying accounting policies

Collaboration and license agreement with Acer

In March 2021, Relief and Acer Therapeutics Inc. ("Acer") entered into a collaboration and license agreement for worldwide development and commercialization of ACER-001.

The management assessed the payment of USD 15 million (CHF 13.7 million) made in 2021, comprised of USD 14 million as initial payment due upon signing of the agreement plus USD 1 million paid in exchange of an exclusivity period to negotiate the agreement, is in substance the acquisition cost of the development project. Hence, the license and the price paid for its acquisition met the requirements of an intangible asset and were capitalized as an intangible asset.

The USD 20 million upfront development payments paid by Relief to Acer in 2021 and 2022 for further development activities did not meet the capitalization criteria for intangible assets. Hence, they were recognized as a prepayment in the balance sheet upon payment and released to the income statement over the period of the development activity as incurred. Development expenses occurred under the collaboration agreement, which were incurred by Acer and subsequently reported to Relief, were recorded as external research and development expenses. As of December 31, 2022, the entirety of the upfront development payments has been consumed and expensed.

With regards to the possible future milestone payments, the Group, in accordance with industry practice, is following the cost accumulation approach. Hence, the milestone payments are not considered on initial recognition of the asset but will be added to the cost of the asset if and when incurred.

Revenue recognition

Revenue is primarily from fees related to license fees, royalties and product sales. Given the complexity of certain agreements, judgment is required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met.

Going concern

These consolidated financial statements have been prepared assuming the Group will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business.

Since its inception, the Group has primarily relied on external financing to fund its cash needs and has experienced recurring losses since its inception. The Group expects to continue to generate operating losses for the foreseeable future. As of December 31, 2022, the Group had CHF 19.2 million cash on hand, which, based on liquidity forecasts and development plans, is expected to cover cash needs only until the third quarter of 2023. These factors indicate that there is a material uncertainty that raises substantial doubt about the Group's ability to continue as a going concern for one year from the date of issuance of these consolidated financial statements.

The Group's viability depends on its ability to raise additional capital until it generates positive cash flows to support its operations. The Group may never achieve sustainable profitability and is exposed to all the risks inherent in establishing a business. Management continues to explore options to obtain additional funding, including public or private financing, or license and collaboration agreements. However, there can be no assurance that capital will be available in sufficient amounts or on terms acceptable to the Group. If Relief is unable to obtain the required funding, it will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects or result in the Group's inability to continue operations.

4.2 Key sources of estimation uncertainty

2021 business combinations

The allocation of the purchase price for business acquisitions to the identifiable assets acquired and liabilities assumed based on their respective fair values requires the use of accounting estimates and judgment. Acquired intangible assets were valued using valuation models under which fair values were derived from future net cash flows, which were discounted to the acquisition date using an appropriate discount factor. Relief estimated fair values of assets acquired, liabilities assumed, and contingent considerations based on various assumptions all subject to significant judgment.

To determine the value in use, the estimated future cash flows are discounted on a pre-tax basis and require the use of various assumptions (such as growth rate, discount rate and budgeted margins) all subject to significant judgment. The weighted average cost of capital is used to determine the applicable pre-tax discount rate. Further details regarding the valuation methods used and the key assumptions and judgments made in relation to intangible assets and goodwill acquired in the business combinations are provided in note 8.

Assessment of contingent liabilities

IFRS 3 requires the recognition of contingent considerations arising from business combinations at fair value at the acquisition date. The fair value of the contingent consideration is estimated based on management's assessment of the likelihood of the contingency occurring and the amount of payment that would be required if the contingency were to occur.

Contingent considerations are subsequently remeasured to fair value at the end of each reporting period. The estimation of the fair value requires the use of estimates and assumptions that are subject to significant judgment, as further detailed in note 18.

Valuation and impairment of intangible assets

Determining whether intangible assets and goodwill are impaired requires management to estimate the recoverable value of the cash-generating unit to which the intangible assets are attributable. If the recoverable value of the cash-generating unit is lower than the carrying amount of the cash-generating unit to which the intangible assets have been allocated, an impairment allowance is recorded. Changes to the assumptions may result in additional impairment losses or impairment reversals in subsequent periods.

Share-based compensation

The fair values of the options at the grant date are assessed using the Black-Scholes valuation model and are spread over the applicable vesting period of each option. The amount recognized as an expense in the income statement represents the value of the services received during the reporting period in exchange for the options granted.

The fair value of the options granted is estimated at the grant date based on the Black-Scholes valuation model. The main inputs subject to estimation used in the model are the expected life of each option and the volatility of the underlying share.

Deferred income tax assets

The recoverability of deferred income tax assets is assessed based on management's judgment, taking into consideration the Group's forecasted future taxable profits that are subject to uncertainty. Deferred income tax assets are recognized only to the extent that it is probable that taxable profits will be available against which the deductible temporary differences and carried forward losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. The assessment of the recoverability of deferred tax assets requires significant judgment and involves the use of assumptions and estimates regarding future taxable profits. The Group considers all available positive and negative evidence when assessing the recoverability of deferred tax assets, including historical profitability, future plans, and reasonable and supportable forecasts of future taxable profits.

Defined benefit obligation

A retirement benefit obligation for personnel is recognized based on various financial and actuarial assumptions. The key assumptions used to assess these obligations are the discount rate, future salary increases, future pension increases, and the probability of the employee reaching retirement. An actuarial expert performed the calculations, and the principal assumptions used are summarized in note 17.

5. Group companies

The following table lists subsidiaries controlled by Relief at the end of the reporting period.

Name	Country	Location	Equity interest 2022	2021
Relief Therapeutics International SA	Switzerland	Geneva	100%	100%
Relief Therapeutics US, Inc.	United States	Connecticut	100%	100%
Relief Therapeutics, Inc.	United States	Delaware	100%	100%
APR Applied Pharma Research SA	Switzerland	Balerna	100%	100%
APR Applied Pharma Research Holding SA	Switzerland	Balerna	100%	100%
APR Applied Pharma Research - Italy s.r.l.	Italy	Rome	100%	100%
APR Applied Pharma Research Deutschland GmbH	Germany	Offenbach am Main	100%	100%
AdVita Lifescience GmbH	Germany	Freiburg im Breisgau	100%	100%
AdVita Lifescience AG	Switzerland	Basel	100%	100%
AdVita Lifescience, Inc.	United States	New York	100%	100%

The equity interest percentage shown in the table also represents the share in voting rights in those entities as of December 31, 2022 and 2021.

6. Segment information

6.1 Description of segment

The Group operates in one segment, namely research, development and commercialization of biopharmaceutical products. The Board of Directors and the Executive Committee, being together the chief operating decision maker, allocate resources and assess the performance of the Group at a consolidated level. The accounting policies used for segment reporting are the same as those used for the preparation of these financial statements.

6.2 Information on revenue

The Group generates revenue primarily from out-licensing transactions and sales of products. Revenue is mainly derived from the portfolio of marketed products acquired in the business combination with APR at the end of June 2021.

In 2022, the three largest customers of the Group represented 21.5%, 16.2% and 10.3%, respectively, of the total net sales (2021:19.1%, 13.6% and 13.3%).

Revenue is reported by geographical location based on the location of the customer or licensee and, for R&D services, based on the location where the services were performed. The disaggregation of the Group's revenue is presented in the following table:

TCHF	2022	2021*
Revenue streams		
Royalties	2'482	1'268
Product sales	2'525	1'305
License fees	380	289
Revenue from research & development services	694	459
Total revenue	**6'081**	**3'321**
Geographical area		
Switzerland	800	527
Europe (excluding Switzerland)	2'412	1'115
North America	1'699	835
Rest of the world	1'170	844
Total revenue	**6'081**	**3'321**
Timing of revenue recognition		
Point in time	6'081	3'321
Over time	-	-
Total revenue	**6'081**	**3'321**

* Revenue recognized since the acquisition of APR, i.e., from July 1, 2021, to December 31, 2021. The Group did not recognize any revenue from January 1 to June 30, 2021.

6.3 Geographical location of non-current assets

TCHF	December 31, 2022	December 31, 2021
Switzerland	165'711	194'935
Rest of the world	122	183
Total non-current assets *	**165'833**	**195'118**

* Without financial assets and deferred tax assets.

7. Business combinations in 2021

7.1 Acquisition of APR

On June 28, 2021, the Group acquired all outstanding shares and voting rights of APR Applied Pharma Research SA (Ticino, Switzerland). The APR subgroup was constituted by its parent company APR Applied Pharma Research SA and three fully owned subsidiaries: APR Applied Pharma Research Holding SA (Ticino, Switzerland), APR Applied Pharma Research Deutschland GmbH (Offenbach am Main, Germany), and APR Applied Pharma Research - Italy S.r.l. (Rome, Italy).

The main corporate purpose of APR was the research and development of new technologies and methods in the chemical, pharmaceutical and food sectors, the registration of patents, as well as the registration of dietetic products, cosmetics and medical-surgical aids; it also manufactured and traded medical products on an international scale and acquired, held, used or sold licenses, patents and trademarks.

The acquisition of APR provided Relief with a platform for future growth, including established commercial infrastructure that would facilitate future therapeutic product launches in key European markets and in the U.S., as well as commercial revenues and qualified human resources. Under the terms of the agreement, APR's former shareholders received from Relief a cash payment of CHF 21.5 million and CHF 42.9 million in Relief ordinary shares.

Consideration transferred

	TCHF
Cash	21'500
Non-cash (Relief shares)	42'912
Contingent consideration	20'157
Total consideration transferred	**84'569**

Under IFRS 3, the cost of the acquisition was based on the market value of Relief's listed shares at the acquisition date. Therefore, the fair value of the consideration transferred was calculated as follows: 206'786'784 shares at a fair value of CHF 0.20752 per share resulting to TCHF 42'912. The fair value of the shares based on the share price at the date of the transaction differed from the contractual value of CHF 45 million.

The acquisition agreement included contingent considerations to the previous owners in the aggregate maximum amount of up to CHF 35 million, at the time of the acquisition, upon achievement of pre-agreed milestones. The fair value of the contingent consideration, based on the estimated probability of occurrence and the time factor, is provisioned and adjusted at the end of each reporting period (note 18).

Acquisition-related costs of TCHF 775 were excluded from the consideration transferred and recognized in 'other administrative expense' in the 2021 statement of comprehensive loss and were included in cash flows used in operating activities in the 2021 consolidated statement of cash flows.

Assets acquired and liabilities recognized at the date of acquisition

The fair values of the assets and liabilities of APR as of the date of acquisition were as follows:

	TCHF
Non-current assets	
Right-of-use assets	2'599
Property and equipment	34
Intangible assets	90'236
Deferred tax assets	1'239
Other non-current assets	55
Current assets	
Inventories	192
Trade receivables	1'107
Other current assets and other receivables	851
Cash and cash equivalents	5'710
Non-current liabilities	
Non-current lease liabilities	(2'248)
Defined benefit obligation	(1'707)
Deferred tax liabilities	(14'402)
Current liabilities	
Current lease liabilities	(371)
Current borrowings	(5'170)
Trade payables	(952)
Other current liabilities	(1'262)
Net assets acquired	**75'911**

Goodwill arising from the acquisition

	TCHF
Consideration transferred	84'569
Fair value of identifiable net assets	(75'911)
Goodwill	**8'658**

The purchase price allocation included the recognition of intangible assets of TCHF 90'236 and a related deferred tax liability of TCHF 14'402. As no other individual identifiable assets meeting the recognition criteria were identified, the residual amount paid of TCHF 8'658 was allocated to goodwill. This goodwill is not expected to be deductible for income tax purposes.

Net cash outflow from the acquisition

	TCHF
Cash and cash equivalent balance acquired	5'710
Consideration paid in cash and cash equivalents	(21'500)
Net cash outflow	**(15'790)**

<u>7.2 Acquisition of AdVita</u>

On July 27, 2021, the Company closed the definitive agreement to acquire all outstanding shares of AdVita Lifescience GmbH ("AdVita"). Under the terms of the agreement, AdVita's former shareholders received from Relief 135'741'063 Relief common listed shares.

Consideration transferred

	TCHF
Cash	-
Non-cash (Relief shares)	31'490
Contingent consideration	10'465
Total consideration transferred	**41'955**

Under IFRS 3, the cost of the acquisition was based on the market value of Relief's listed shares at the acquisition date. Therefore, the fair value of the consideration transferred was calculated as follows: 135'741'063 shares at a fair value of CHF 0.232 (share price on transaction date) resulting to TCHF 31'490.

The acquisition agreement with AdVita included additional contingent considerations to the previous owners in the aggregate maximum amount of up to EUR 20 million (CHF 20.7 million), at the time of the acquisition, in cash upon achievement of pre-agreed milestones. The fair value of the contingent consideration, based on the estimated probability of occurrence and the time factor is provisioned and adjusted at the end of each reporting period (note 18).

Acquisition-related costs amounting to TCHF 325 were excluded from the consideration transferred and recognized in 'other administrative expense' in the 2021 statement of comprehensive loss and were included in cash flows used in operating activities in the 2021 consolidated statement of cash flows.

Assets acquired and liabilities recognized at the date of acquisition

The fair values of the assets and liabilities of AdVita as at the date of acquisition were as follows:

	TCHF
Non-current assets	
Tangible assets	14
Right-of-use assets	98
Intangible assets	50'716
Current assets	
Trade receivables	64
Inventory	88
Other current assets	717
Cash and cash equivalents	1'302
Non-current liabilities	
Non-current lease liabilities	(76)
Other non-current borrowings	(2'900)
Deferred tax liabilities	(7'086)
Current liabilities	
Current lease liabilities	(22)
Other current borrowings	-
Trade payables	(63)
Provisions	(649)
Other current liabilities	(248)
Net assets acquired	**41'955**

The purchase price allocation included the recognition of intangible assets of TCHF 50'716 and a related deferred tax liability of TCHF 7'086. The activity, expertise and then-pending intellectual property rights of AdVita were centered exclusively on the medical compound aviptadil. The Group has identified one intangible asset constituted by an in-process research and development program, which was recorded with the existing aviptadil asset of Relief (note 8). The acquisition did not result in the recognition of goodwill.

Net cash outflow from the acquisition

	TCHF
Cash and cash equivalent balance acquired	1'302
./. Loan due to Relief by the acquired subsidiary	(2'193)
./. Consideration paid in cash and cash equivalents	-
Net cash outflow	**(891)**

7.3 Impact of the acquisitions on the 2021 results of the Group

From the dates of acquisition through December 31, 2021, APR and AdVita contributed, respectively, TCHF 3'207 and TCHF 113 revenue, and TCHF 2'169 and TCHF 1'200 operating loss, to the respective results of the Group, excluding amortization of intangible assets and related income tax effect.

If APR and AdVita were consolidated since January 1, 2021, the consolidated loss and the consolidated revenue of the Group for the full year 2021 would have been TCHF 37'117 and TCHF 7'007, respectively.

8. Intangible assets

TCHF	Technologies, patents and trademarks	Licenses	In-process research and development	Goodwill	Total
Historical cost					
January 1, 2021	**-**	**-**	**30'800**	**-**	**30'800**
Addition	-	13'729	-	-	**13'729**
Business combination	39'357	-	101'595	8'658	**149'610**
December 31, 2021	**39'357**	**13'729**	**132'395**	**8'658**	**194'139**
Addition	174	-	314	-	**488**
December 31, 2022	**39'531**	**13'729**	**132'709**	**8'658**	**194'627**
Accumulated amortization and impairment					
January 1, 2021	**-**	**-**	**-**	**-**	**-**
Amortization	(1'840)	-	-	-	**(1'840)**
December 31, 2021	**(1'840)**	**-**	**-**	**-**	**(1'840)**
Amortization	(3'448)	-	-	-	**(3'448)**
Impairment	(24'255)	-	(529)	(1'640)	**(26'424)**
December 31, 2022	**(29'543)**	**-**	**(529)**	**(1'640)**	**(31'712)**
Carrying amount per class					
December 31, 2021	37'517	13'729	132'395	8'658	192'299
December 31, 2022	**9'988**	**13'729**	**132'180**	**7'018**	**162'915**
Carrying amount per asset					
PKU Golike	4'678	-	-	-	**4'678**
Diclofenac	5'310	-	-	360	**5'670**
ACER-001	-	13'729	-	641	**14'370**
RLF-100	-	-	81'516	3'805	**85'321**
RLF-TD011	-	-	47'392	2'212	**49'604**
Sentinox	-	-	2'958	-	**2'958**
RLF-OD32	-	-	314	-	**314**
Other	-	-	-	-	**-**
December 31, 2022	**9'988**	**13'729**	**132'180**	**7'018**	**162'915**
PKU Golike	30'236	-	-	1'458	**31'694**
Diclofenac	6'907	-	-	360	**7'267**
ACER-001	-	13'729	-	641	**14'370**
RLF-100	-	-	81'516	3'805	**85'321**
RLF-TD011	-	-	47'392	2'212	**49'604**
Sentinox	-	-	3'487	163	**3'650**
Other	374	-	-	19	**393**
December 31, 2021	**37'517**	**13'729**	**132'395**	**8'658**	**192'299**

Intangible assets include acquired patents, trademarks, licenses, technologies and other assets without physical substance. These items are measured at cost less accumulated amortization and impairment. The cost of an intangible asset acquired in a business combination corresponds to its estimated fair value at the date of the acquisition.

8.1 Technologies, patents and trademarks

These intangible assets mainly relate to the following on-market products acquired through the business combination with APR in 2021:

- PKU Golike®, an amino acid mix product commercialized by Relief for the dietary management of phenylketonuria.

- Diclofenac, a product line indicated for the treatment of inflammatory conditions and pain management. The active ingredient diclofenac is combined with Relief's proprietary technologies in products with immediate release formulation, or in the form of a topical patch. These products are commercialized by third parties under different brand names, including Cambia®, Voltfast® and Voltadol®.

The acquisition costs are amortized over the estimated remaining useful lives of the assets, which range from approximately 2 to 14 years with a weighted average of 8.7 years as of December 31, 2022. Amortization is charged on a straight-line basis over the estimated economic or legal useful life, whichever is shorter.

In the current period, TCHF 174 directly attributable expenses for product development in relation with PKU Golike were capitalized as internally generated asset.

8.2 Licenses

The intangible asset is the acquisition cost of licensing and royalty rights under the collaboration and license agreement with Acer Therapeutics, Inc. ("Acer"). The agreement provides for the development, regulatory approval and worldwide commercialization of ACER-001 by Relief and Acer. Acer retains development and commercialization rights in the U.S., Canada, Brazil, Turkey, and Japan. The companies will split net profits from Acer's territories 60%:40% in favor of Relief. In addition, Relief has licensed the rights for the rest of the world, where Acer will receive from Relief a 15% royalty on net revenues from ACER-001 in Relief's territories.

ACER-001 is a proprietary taste masked formulation of sodium phenylbutyrate for application in the treatment of Urea Cycle Disorders and, potentially, Maple Syrup Urine Disease, both genetic metabolic diseases. In December 2022, ACER-001 was approved in the U.S. by the Food and Drug Administration (FDA) under the trademark OLPRUVA™ for the treatment of Urea Cycle Disorders. Amortization of the asset will begin on January 1, 2023.

8.3 In-process research and development ("IPR&D")

IPR&D assets mainly relate to the following programs:

- RLF-100®, a medicinal product candidate under development in inhaled and intravenous formulations to prevent and resolve respiratory failure and its complications. It was initially acquired in 2016 in the business combination between Relief Therapeutics SA and THERAMetrics Holding AG. The Group gained additional expertise and intellectual property rights around the inhaled formulation of aviptadil with the acquisition of AdVita in 2021. Relief is developing RLF-100 for the treatment of acute respiratory distress syndrome ("ARDS") associated with COVID-19, non-COVID-19-related ARDS, pulmonary sarcoidosis, checkpoint inhibitor-induced pneumonitis, and chronic berylliosis.

- RLF-TD011, a phase 2 clinical-stage drug candidate for the management of wounds in patients with epidermolysis bullosa. Manufactured using the Group's proprietary TEHCLO Nanotechnology™, RLF-TD011 is a differentiated acid oxidizing solution of hypochlorous acid with an anti-microbial and anti-inflammatory activity with the potential to treat wound colonization, reduce local inflammation, alleviate symptoms and hasten wound healing in epidermolysis bullosa.

- Sentinox™, a near-to-market product for the reduction of upper respiratory infections caused by both bacteria and viruses. It was certified as a class III medical device in Europe in 2021 and is undergoing late-stage clinical studies prior to market launch.

- RLF-OD32, a novel dosage form of a prescription drug already approved by the U.S. Food and Drug Administration and intended for the treatment of patients with phenylketonuria. In July 2022, the Group executed a definitive agreement with Meta Healthcare Ltd., acquiring the worldwide rights, except for the United Kingdom, for the in-development product. The acquisition cost of TCHF 314 was capitalized as intangible asset at December 31, 2022. Future contingent payments that may become due to Meta Healthcare Ltd. will be capitalized as part of the cost of the asset when paid (note 36.3).

IPR&D assets are indefinite-life intangible assets until completion or abandonment of the associated research and development programs. Amortization will commence when the assets become available for use, generally once regulatory and marketing approvals are obtained.

8.4 Goodwill

A goodwill of TCHF 8'658 was recognized through the acquisition of APR in 2021. The goodwill was recognized at cost on the acquisition date for the difference between the consideration transferred and the net fair value of assets, liabilities and contingent liabilities identified in the purchase price allocation.

Goodwill was attributable to APR's established organization, history of successful partnerships and developments, and expected synergies with the Group's development and intended commercialization of aviptadil and ACER-001. The combination of Relief and APR resulted in an integrated commercial-stage biopharmaceutical group with improved internal capabilities to lead the clinical and regulatory development and commercialization of the Group's existing and future products. Synergies were expected through several of Relief's and APR's pre-existing activities. The Group had identified that the group of cash-generating units ("CGUs") constituting the sole operating segment (note 6.1) was expected to benefit from the combination. Accordingly, goodwill is allocated to this group of CGUs. Goodwill is monitored by management at the level of the operating segment.

8.5 Impairment test

The Group generally tests its intangible assets for impairment at the end of the year, taking into account various factors including the relationship between its market capitalization and its equity book value when reviewing for indication of impairment. As of June 30 and December 31, 2022, Relief's market capitalization was below its equity book value, indicating a potential impairment of Relief's assets. Additionally, the Group identified unfavorable events and changes in circumstances during the preceding 2022 year-to-date periods that could negatively affect the recoverable value of certain of its assets. Consequently, the Group carried out impairment tests of its intangible assets and goodwill as of June 30 and December 31, 2022, and reviewed assumptions underlying estimated future cash flows.

For the purpose of impairment testing, goodwill was allocated to each CGU constituting the sole operating segment of the Group (note 6.1). The recoverable amount of the group of CGUs is based on the cumulated value in use estimated for each CGU or group of CGUs. The Group's material CGUs relate to on-market drugs and drug candidates referred to above. The impairment test was performed by determining the recoverable amount of each CGU as the risk-adjusted net present value of future cashflows.

Key assumptions used in value in use calculations

The estimation of recoverable amounts involves significant management judgment. The values assigned to each assumption on an asset basis are based on historical data from external and internal sources and on management's estimates. The key assumptions used in the valuation models were determined as follows:

- Cash flow projections were based on a financial forecast developed by management, which includes projections for net sales, cost of sales, and development costs. These projections are periodically reviewed and updated by management.

- Revenue projections were based on a product-specific analysis that considered relevant market sizes, disease prevalence, incidence rates, expected market share, expected patent life, and the expected year of regulatory approval for unapproved product candidates based on the current stage of development and expected development plan.

- Forecast periods were defined on a product basis and based on product life cycles. For on-market products, cash flows were projected for each CGU over a period of five years and cash flows beyond the forecast period were extrapolated using an attrition rate of 5% until the expected end of the exclusivity period of each product. For in-process projects, cash flows were projected over a period of up to 19 years, reflecting the length of the development and subsequent commercialization period. Relief's approach to compiling development and commercial forecasts is based on a combination of external sources and internal estimates, which includes the use of patient-based models. This methodology is commonly employed in the pharmaceutical industry and has demonstrated satisfactory results over time. No terminal value was considered.

- Probabilities of success for in-process projects to reach final development and commercialization ranged from 15% to 80%. These probabilities were based on empirical success rate analysis of multi-stage studies for comparable indications, or if this approach could not be applied, management exercised its judgment.

- Pre-tax discount rate was 16.54% based on the assumed cost of capital for the Group (December 31, 2021: 17%).

Impairment test conclusion

For the year ended December 31, 2022, the Group recognized a total of TCHF 26'424 of impairment charge to partially write down the carrying value of intangible assets associated with PKU Golike, Sentinox and certain other products. The impairment charge was recorded in the comprehensive statement of loss under the heading 'impairment expense'.

As Relief launched the direct commercialization of PKU Golike in the U.S. and expanded its sales operations in Europe and in the rest of the world, assumptions underlying expected future cash flows were revised. Changes in pricing scenarios, costs of launch in new addressable markets, and general and administrative costs allocated to PKU Golike, resulted in a reduction of estimated future net cash flows from the asset. Based on the analysis, an annual impairment charge of TCHF 23'913 was recognized against the intangible asset associated with PKU Golike with a carrying amount of TCHF 4'678 as of December 31, 2022. In addition, goodwill allocated to PKU Golike was entirely impaired.

The Group also revised its development plan for Sentinox program resulting in a one-year delay in the estimated launch date. This resulted in an impairment charge of TCHF 529 in the current period against the IPR&D asset associated with Sentinox with a carrying amount of TCHF 2'958 as of December 31, 2022. In addition, goodwill allocated to Sentinox was entirely impaired.

For other intangible assets and remaining goodwill, the Group determined based on the results of the impairment test that their estimated value in use exceeded their respective carrying amounts as of the measurement date. Therefore, the Company did not record an impairment charge on these other assets for the year ended December 31, 2022.

In relation to the IPR&D assets associated with RLF-100, the Group noted that its collaboration partner in the U.S., NeuroRx, was denied an Emergency Use Authorization application by the U.S. Food and Drug Administration for aviptadil in patients with critical COVID-19. Further, two clinical studies with aviptadil were discontinued for non-efficacy in the treatment of critical COVID-19. Nevertheless, management believes RLF-100 remains a promising drug candidate to prevent and resolve respiratory complications provided that the active drug is correctly delivered to the target tissues at an adequate dose. Regulatory approval in COVID-19-induced ARDS has not been granted in the U.S. but an unrelated pharmaceutical company received approval for this indication in India in early 2022 for their formulation of aviptadil, thereby substantiating Relief's hypothesis that RLF-100 remains a viable treatment for COVID-19 related ARDS. The Group reassessed its development plan for RLF-100 and remains committed to developing it for the treatment of pulmonary sarcoidosis, non-COVID-19-related ARDS, checkpoint inhibitor-induced pneumonitis, chronic berylliosis, as well as mild and severe COVID-19. However, due to uncertainties surrounding the evolution of the COVID-19 pandemic, the Group excluded potential revenue from this indication in its impairment test model. After performing the impairment test, the Group concluded that the asset was not impaired.

Sensitivity to changes in assumptions

The Group performed a sensitivity analysis taking into account reasonably possible changes in the assumptions the value in use is most sensitive to, as listed in the key assumptions section above, including higher discount rate, lower projected income, increased development budget, and postponed market launch. The results of the sensitivity analysis as of December 31, 2022, are presented hereafter.

- The intangible assets associated with RLF-TD11 had an estimated recoverable amount that approximated the carrying amount of TCHF 49'604. Any negative change in assumptions would result in an impairment, with the anticipated time to market and market penetration rate having the most significant impact on the value in use calculation. A one-year delay in regulatory approval, or a reduction of 20% in market penetration rate throughout the commercialization period, would cause an impairment of TCHF 5'816 or TCHF 12'245, respectively, assuming other assumptions remain constant.

- The intangible assets associated with RLF-100 had an estimated recoverable amount that exceeded by TCHF 19'639 the carrying amount of TCHF 85'321. However, a change in assumptions such as an increase in the pre-tax discount rate by 200 basis points, a 15% reduction in expected gross margin during commercialization, a 235 basis point reduction in the probability of success, a 75% increase in development costs, or a two-year market launch delay would result in an impairment.

- The intangible assets associated with Diclofenac had an estimated recoverable amount that approximated the carrying amount of TCHF 5'670. They are inherently sensitive to any changes in assumptions which would result in future impairments.

- The intangible assets associated with PKU Golike and Sentinox had estimated recoverable amounts that exactly matched their carrying amounts due to impairment at the end of the current reporting period. They are inherently sensitive to any changes in assumptions which would result in future impairments.

For other intangible assets, including those associated with the ACER-001 license, the Group concluded that no reasonable possible change of key assumptions would cause the carrying amount to exceed the recoverable amount.

While management believes the assumptions used are reasonable, changes in these assumptions, including changes to or abandonment of development programs, could result in a future material impairment. The completion of the development of IPR&D assets and the ongoing commercialization of on-market products are subject to the availability of capital, which is uncertain as discussed in note 4.1 of these consolidated financial statements. If the Group is unable to secure sufficient capital, it will be forced to delay or abandon certain development and commercialization activities, which could lead to a material impairment of the affected assets.

9. Leases

9.1 Right-of-use assets

TCHF	Building	Equipment	Total
Historical cost			
January 1, 2021	**-**	**-**	**-**
Business combination	2'548	151	**2'699**
Disposal	-	(11)	**(11)**
Foreign exchange difference	(10)	(1)	**(11)**
December 31, 2021	**2'538**	**139**	**2'677**
Addition	-	549	**549**
Foreign exchange difference	(9)	(2)	**(11)**
December 31, 2022	**2'529**	**686**	**3'215**
Accumulated depreciation			
January 1, 2021	**-**	**-**	**-**
Depreciation	(147)	(33)	**(180)**
Foreign exchange difference	-	1	**1**
December 31, 2021	**(147)**	**(32)**	**(179)**
Depreciation	(292)	(105)	**(397)**
Foreign exchange difference	3	-	**3**
December 31, 2022	**(436)**	**(137)**	**(573)**
Carrying amount			
at December 31, 2021	2'391	107	2'498
at December 31, 2022	**2'093**	**549**	**2'642**

The Group leases various assets, including office equipment, laboratory equipment, cars, and office buildings in Switzerland, the U.S., Italy, and Germany. The remaining expected lease terms for these assets range between 2 years and 10 years. Except for office and laboratory equipment, the Group does not have an option to purchase the assets at the end of the lease term.

9.2 Maturity of lease liabilities

TCHF	December 31, 2022	December 31, 2021
< 1 year	444	331
1-5 years	1'455	1'161
> 5 years	777	1'031
Total	**2'676**	**2'523**

9.3 Amounts recognized in profit or loss

TCHF	December 31, 2022	December 31, 2021
Lease expense for short-term and low value leases	182	27
Depreciation expense on right-of-use assets (note 27)	392	180
Interest expense on lease liabilities (note 28)	33	17

9.4 Further information on leases

The Group has no material, non-cancellable commitment for short-term lease. In 2022, the cash outflow for leases amounted to TCHF 390 (2021: TCHF 185).

10. Inventories

TCHF	December 31, 2022	December 31, 2021
Raw material	2'758	2'742
Finished goods	139	366
Gross inventories	2'897	3'108
Valuation allowance	(2'670)	(2'717)
Total	**227**	**391**

As of the reporting date, the Company's inventory is mainly constituted by aviptadil active ingredient valued at acquisition cost of TCHF 2'670. As the aviptadil was manufactured prior to obtaining regulatory approval, the inventory is fully impaired. The remaining inventory consists mainly of active pharmaceutical ingredients and finished products for market supply.

11. Trade receivables

TCHF	December 31, 2022	December 31, 2021
Current receivables	1'548	1'506
Expected credit loss allowance	(227)	(204)
Total	**1'321**	**1'302**

Trade receivables do not bear interest and generally have maturities ranging from 30 and 90 days.

Expected credit loss allowance

The Group uses a provision matrix to estimate the expected credit losses from trade receivables outstanding at the end of the reporting period. The provision rates are based on days past due of customer invoices. The provision is initially based on the Group's historical observed default rates. The Group calibrates the matrix to adjust the historical credit losses with forecasts on economic conditions or similar forecast data for the various geographical areas at each reporting date.

TCHF	2022	2021
Balance at beginning of year	(204)	-
Acquired through business combination	-	(126)
Impairment losses recognised	(23)	(78)
Balance at end of year	**(227)**	**(204)**

12. Other current assets

TCHF	December 31, 2022	December 31, 2021
Prepaid expenses	836	6'422
Accrued revenue	723	313
VAT receivable	147	115
Deposits	28	28
Indemnification asset (note 18)	-	622
Other current receivables	64	1'016
Total	**1'798**	**8'516**

As of December 31, 2021, prepaid expenses consisted primarily of CHF 5.3 million for the portion of upfront development payments made to Acer that remained unconsumed under the collaboration and license agreement. These prepayments were fully expensed in 2022.

Other current receivables as of December 31, 2021, amounted to TCHF 1'016 and consisted of advance payments made by the Group that were reimbursed by vendors during 2022.

13. Cash and cash equivalents

As of December 31, 2022 and 2021, cash and cash equivalents consisted of cash in bank and on hand.

14. Share capital

	Number of shares		
	Common shares	**Treasury shares**	**Total**
Balance at January 1, 2021	**3'246'727'248**	**-**	**3'246'727'248**
Issuance of treasury shares	1'153'502'908	(1'153'502'908)	-
Direct Share Placement program	-	398'219'762	398'219'762
Private placements	-	112'887'942	112'887'942
Acquisition payments	-	342'527'847	342'527'847
Exercises of options	13'104'461	-	13'104'461
Balance at December 31, 2021	**4'413'334'617**	**(299'867'357)**	**4'113'467'260**
Balance at January 1, 2022	**4'413'334'617**	**(299'867'357)**	**4'113'467'260**
Issuance of treasury shares	1'200'000'000	(1'200'000'000)	-
Direct Share Placement program	-	138'857'806	138'857'806
Milestone payments	-	150'200'120	150'200'120
Exercises of options	3'000'000	-	3'000'000
Balance at December 31, 2022	**5'616'334'617**	**(1'210'809'431)**	**4'405'525'186**

<u>14.1 Issued share capital</u>

As of December 31, 2022, the share capital consisted of 5'616'334'617 issued shares with a par value of CHF 0.01 each. The Company issued a total of 1'203'000'000 shares in 2022 and held 1'210'809'431 shares in treasury on December 31, 2022.

Equity transactions in 2022

In 2022, the following capital increase transactions resulted in cash gross proceeds of TCHF 7'111 before deducting transaction costs of TCHF 223.

- DSP program: sale of 138'857'806 shares at an average price per share of CHF 0.0508 for total gross proceeds of TCHF 7'051. Under its Direct Share Placement program, the Company issues shares out of its authorized capital to constitute and monetize its treasury shares reserve in order to diversify its funding sources and raise capital in a cost-efficient and flexible manner. The Company's shares are periodically offered into the trading market at prevailing bid prices.

- Exercises of options: issuance upon exercise of 3'000'000 shares at CHF 0.02 per share for gross proceeds of TCHF 60.

In addition, the Company made a payment in shares of TCHF 4'200, corresponding to 150'200'120 shares at CHF 0.028 per share, as settlement of a milestone obligation under the APR acquisition agreement (note 18).

The Company issued a total of 1'200'000'000 treasury shares from its authorized capital during the year. The shares were entirely subscribed at par value by a wholly owned subsidiary for subsequent placements.

Equity transactions in 2021

In 2021, the following capital increase transactions provided the Group with cash gross proceeds of TCHF 76'088, before deducting transaction costs of TCHF 2'848. Transactions costs were primarily constituted by issuance stamp taxes and placement agent fees.

- Private placement in March 2021: sale of 41'459'370 shares at CHF 0.2412 per share to an institutional investor for total gross proceeds of TCHF 10'000.

- Private placement in July 2021: sale of 71'428'572 shares at CHF 0.2100 per share to two institutional investors for total gross proceeds of TCHF 15'000.

- DSP program: sale of 398'219'762 shares at an average price of CHF 0.1278 for total gross proceeds of TCHF 50'887.

- Exercises of options: issuance upon exercise of 13'104'461 shares at prices between CHF 0.01 and 0.02 per share, resulting in gross proceeds of TCHF 201.

Relief also transferred 342'527'847 shares to APR's and AdVita's sellers as equity payments for the acquisition of APR and AdVita (note 7). The two non-cash transactions resulted in an increase in equity of TCHF 74'402.

The Company issued a total of 1'153'502'908 treasury shares from its authorized capital during the year. The shares were entirely subscribed at par value by a wholly owned subsidiary for subsequent placements.

14.2 Authorized share capital

As of December 31, 2022, the Company had an authorized nominal share capital of TCHF 1'000, consisting of 1'000'000'000 shares with a par value of CHF 0.01 each, which the Board of Directors was authorized to issue at any time until May 30, 2024.

14.3 Conditional share capital

The conditional share capital of the Company as of December 31, 2022, was TCHF 16'688, consisting of 1'668'769'814 shares with a par value of CHF 0.01 each, of which 105'769'814 shares to be used for stock options and 1'563'000'000 shares for grant of option rights in connection with bonds, notes or similar financial instruments issued by the Company.

As of December 31, 2022, there were 74'363'197 outstanding stock options allowing their holders to acquire the same number of shares, subject to certain vesting conditions (note 30).

15. Reserves

TCHF	December 31, 2022	December 31, 2021
Share premium (note 15.1)	215'688	207'521
Share-based payment reserve (note 15.2)	4'557	2'371
Foreign currency translation reserve (note 15.3)	716	255
Total	**220'961**	**210'147**

15.1 Share premium

TCHF	2022	2021
Balance at beginning of year	207'521	68'546
Additional paid-in capital from capital increases	8'390	141'823
Transaction cost in relation to capital increases	(223)	(2'848)
Balance at end of year	**215'688**	**207'521**

15.2 Share-based payment reserve

TCHF	2022	2021
Balance at beginning of year	2'371	1'228
Share-based payments (note 30)	2'186	1'143
Balance at end of year	**4'557**	**2'371**

15.3 Foreign currency translation reserve

TCHF	2022	2021
Balance at beginning of year	255	-
Exchange differences arising on translating foreign operations	461	255
Balance at end of year	**716**	**255**

16. Borrowings

TCHF	December 31, 2022		December 31, 2021	
	Non-current	Current	Non-current	Current
Bank loans	16	372	396	28
Other financial liability	-	-	-	67
Total	**16**	**372**	**396**	**95**

As of December 31, 2022, the company had two outstanding bank loans: a TCHF 366 loan from a German bank carrying interest at 2.7% per year until December 30, 2023 (with an extension option), and a TCHF 22 loan that is interest-free and repayable in monthly installments until 2026.

17. Defined benefit obligations

The following table provides information on the amounts recognized in the balance sheet:

TCHF	December 31, 2022	December 31, 2021
Present value of pension benefit obligation	4'044	4'496
Fair value of pension plan assets	(3'494)	(2'946)
Net pension defined benefit obligation	550	1'550
Present value of other benefit obligations	1'222	1'243
Total defined benefit obligations	**1'772**	**2'793**

17.1 Defined benefit plan

Swiss pension plans need to be administered by a separate pension fund that is legally separated from the entity. The law prescribes certain minimum benefits. The pension plans of the employees of the parent entity and its Swiss subsidiaries are carried out by collective funds with Swiss Life Collective Foundation and Caisse Inter-Entreprises de Prévoyance Professionnelle. Under the pension plans, the employees are entitled to retirement benefits and risk insurance for death and disability.

In accordance with IAS 19, the above-mentioned pension plans are classified as defined benefit plans. The pension plans are described in detail in the corresponding statutes and regulations. The contributions of employers and employees, in general, are defined in percentages of the insured salary. The retirement pension is calculated based on the old-age credit balance on retirement multiplied by the fixed conversion rate. The employee has the option to withdraw the capital at once. The death and disability pensions are defined as percentage of the insured salary. The assets are invested directly with the corresponding pension funds.

The pension funds can change their financing system (contributions and future payments) at any time. Also, when there is a deficit which cannot be eliminated through other measures, the pension funds can oblige the entity to pay a restructuring contribution. For the pension funds of the Group such a deficit currently cannot occur as the plans are fully reinsured. However, the pension funds could cancel the contracts and the entities of the Group would have to join another pension fund.

In the current and comparative periods no plan amendments, curtailments or settlements occurred.

The fully reinsured pension funds have concluded insurance contracts to cover the biometric and investment risk. The board of each pension fund is responsible for the investment of assets and the investment strategies are defined in a way that the benefits can be paid out on due date.

The actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out on December 31, 2022. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

Amounts recognized in profit or loss in respect of these defined benefit plans were as follows:

TCHF	2022	2021
Current service cost	207	132
Net interest expense	4	2
Administration cost excl. cost for managing plan assets	23	11
Expense recognised in profit or loss	**234**	**145**

Amounts recognized in other comprehensive income in respect of these defined benefit plans were as follows:

TCHF	2022	2021
Remeasurement (gain)/loss on defined benefit obligation		
due to changes in financial assumptions	(1'150)	(39)
due to changes in experience adjustments	156	(166)
Return on plan assets excl. interest income	52	24
(Income) recognised in other comprehensive income	**(942)**	**(181)**

Movements in the present value of the defined benefit obligation were as follows:

TCHF	2022	2021
Opening defined benefit obligation	4'496	-
Current service cost	240	132
Past service cost	(33)	-
Interest expense on defined benefit obligation	13	6
Contributions from plan participants	129	54
Benefits (paid)/deposited	193	(640)
Remeasurement (gain)/loss due to changes in financial assumptions	(1'150)	(39)
Remeasurement (gain)/loss due to changes in experience adjustments	156	(166)
Acquired through business combinations	-	5'149
Closing defined benefit obligation	**4'044**	**4'496**

Movements in the present value of the plan assets in the current period were as follows:

TCHF	2022	2021
Opening fair value of plan assets	2'946	-
Interest income on plan assets	9	4
Return on plan assets excluding interest income	(52)	(24)
Contributions from the employer	292	121
Contributions from plan participants	129	54
Benefits (paid)/deposited	193	(640)
Administration cost	(23)	(11)
Acquisition through business combination	-	3'442
Closing fair value of plan assets	**3'494**	**2'946**

The respective insurance companies provide reinsurance of these assets and bear all market risk on these assets.

The actual return on plan assets was TCHF (43) (2021: TCHF (20)).

Principal assumptions used for the purposes of the actuarial valuations were as follows:

TCHF	2022	2021
Discount rates	2.15%	0.30%
Expected rates of salary increase	1.50%	1.50%

The following sensitivity analyses based on the principal assumptions have been undertaken based on reasonably possible changes to the assumptions occurring at the end of the reporting period:

- A 25 basis points increase (decrease) in the discount rate, holding all other assumptions constant, would result in a 3.5% decrease (3.7% increase) in the defined benefit obligation.

- If the expected salary growth were to increase (decrease) by 0.25%, and all other assumptions remained constant, the defined benefit obligation would increase by 1.1% (decrease by 1.1%).

The average duration of the defined benefit obligation at the end of the reporting period was 14.4 years (2021: 17.5 years).

The Group expects to make contributions of TCHF 299 to the defined benefit plans during the next financial year.

17.2 Other employee benefits

The obligations for other employee benefits mainly consist of end of service indemnities, which do not have the character of pensions, and are classified as a defined benefit plan in accordance with IAS 19.

18. Provisions

TCHF	Contingent liabilities (i)	Legal and regulatory (ii)	Total
Balance at January 1, 2022	30'831	722	31'553
Reversal of provision	-	(622)	(622)
Payment upon reaching milestones	(12'120)	-	(12'120)
Unwinding of discount on provisions	1'308	-	1'308
Variation due to assumption adjustment	(8'892)	36	(8'856)
Foreign exchange difference	(260)	-	(260)
Balance at December 31, 2022	10'867	136	11'003
thereof current	2'958	136	3'094
thereof non-current	7'909	-	7'909

(i) Contingent liabilities

The Group recognized provisions of TCHF 10'867 for contingent payments that may become due to the former shareholders of APR and AdVita upon completion of pre-agreed milestones. As a result of unfavorable changes in the estimated market potential and development programs for certain assets, the Group reevaluated its assessment for contingent payments related to those assets. Further information on these changes is disclosed in note 8.5. This led to a decrease in the estimated likelihood and payable amount for milestone achievements, resulting in a TCHF 8'892 reduction of the provision. The adjustment is recorded in 'other gain' in the 2022 income statement (note 21).

Contingent consideration for the acquisition of APR

As of December 31, 2022, remaining milestone payments under the acquisition agreement were (i) the execution of a definitive agreement for the commercialization of Sentinox™, (ii) the launch of Sentinox in the first of France, Germany, Spain, Italy, and the United Kingdom, and (iii) the launch of RLF-TD011 in the first of France, Germany, Spain, Italy and the United Kingdom. Contingent payments aggregate to a maximum amount of CHF 28 million, in a combination of cash and Relief shares.

In October 2022, the commercial launch of PKU GOLIKE® in the U.S. marked the completion of a contractual milestone for which Relief issued a cash payment of CHF 2.8 million and CHF 4.2 million in Relief shares to the former shareholders of APR.

Contingent consideration for the acquisition of AdVita

As of December 31, 2022, remaining milestone payments under the acquisition agreement were (i) the approval in the U.S. or Europe of the inhaled form of aviptadil for the treatment of sarcoidosis or berylliosis, and (ii) the conduct of a phase II clinical study for the inhaled form of aviptadil in the treatment of checkpoint inhibitor-induced pneumonitis. Contingent payments aggregate to a maximum amount of EUR 10 million (CHF 9.9 million), in cash.

In April 2022, AdVita was issued a patent entitled, "Vasoactive Intestinal Peptide for the use in the treatment of drug-induced pneumonitis," which triggered a milestone payment of EUR 5 million (TCHF 5'120) in cash from Relief to the former shareholders of AdVita.

Provisioned amounts are calculated at the end of each reporting period by determining the probability-weighted present value of potential payments. As of December 31, 2022, probabilities ranged from 15% to 90% based on the estimated likelihood of completion for each underlying milestone. These probabilities are consistent with those estimated for the impairment test conducted for intangible assets and goodwill (note 8.5). Time to completion of each milestone ranged from approximately one year to six years. A discount rate of 5% was determined based on the estimated time value of comparable liabilities, excluding risks factored into the probabilities of success.

(ii) Legal and regulatory proceedings

In June 2021, SIX Exchange Regulation AG initiated an investigation against the Company due to a potential violation of the rules on ad-hoc publicity. As part of the investigation, SIX Exchange Regulation AG is examining whether there has been an actual violation of the regulations. The provision of TCHF 136 reflects management's best estimate of the most likely outcome and is subject to uncertainty. It is expected to be paid within the next 12 months.

As of December 31, 2021, a subsidiary of the Group was party to a legal proceeding for the payment to a third party of TCHF 622. The claim was acquired in a business combination in 2021 and was entirely provisioned as of December 31, 2021. An indemnification asset of the same amount was recorded on the balance sheet as of December 31, 2021. In 2022, the claim was settled between the parties at no cost for the Group and the legal procedure was closed. The provision and the indemnification asset were derecognized from the balance sheet.

19. Financial liabilities due to related parties

In January 2021, the Company signed a financing agreement with its largest shareholder, GEM Global Yield LLC ("GEM"), for the implementation of a Share Subscription Facility ("SSF") in the amount of up to CHF 50 million until January 20, 2024. As of December 31, 2022, the Company had not drawn on the SSF.

The Company agreed to pay GEM a commitment fee (the "Fee") of TCHF 1'250 plus accrued interest. As of December 31, 2022, the Fee was payable on demand and bore interest at 1% above the base rate of Barclays Bank plc. As the obligation to pay the Fee arose with the execution of the agreement, the Company recorded it in full as a liability on the signature date. The corresponding expense is recognized as financial expense (note 28) over the SSF commitment period of three years ending January 20, 2024.

20. Other current payables and liabilities

TCHF	December 31, 2022	December 31, 2021
Accrued expenses	2'138	2'143
Payroll tax and social security liabilities	497	1'573
Stamp duty and capital tax liabilities	347	486
Deferred revenue	776	-
Other current liabilities	143	72
Total	**3'901**	**4'274**

21. Other gains

TCHF	2022	2021
Gain from adjustment in fair value of contingent liabilities (note 18)	8'892	-
Gain from reversal of impairment on financial assets (i)	453	-
Reversal of impairment losses on receivables	235	-
Income from sublease agreements	94	87
Write-off of liabilities due to a former subsidiary	-	891
Write-off of old liabilities	-	168
Various other	247	25
Total other gains	**9'921**	**1'171**

(i)   In 2020, the Group had provided a loan of TUSD 500 (TCHF 488) to NeuroRx, Inc. for the development of RLF-100 as part of a collaboration agreement. The loan was repaid in April 2022 pursuant to its terms. The impairment allowance, which was recognized in prior periods, was reversed in 2022 resulting in a gain of TCHF 488. This gain was recognized in 'other gains' for TCHF 453 and within 'financial income' for TCHF 35 in the statement of comprehensive loss.

22. Cost of sales

Expenses incurred with third parties in relation with the purchase and manufacturing of drug products for sale, as well as laboratory supplies in connection with research and development services provided to customers, are classified in 'raw materials and consumables expenses'. Expenses incurred with third parties in relation to advertising, marketing, sales promotion, shipping, distribution and commission on sales, are classified as 'external selling and distribution expenses'.

The consolidated statement of comprehensive loss aggregates transactions according to their nature. The overall cost of sales, which includes expenses of different natures, is therefore not presented in a distinct line.

23. External research and development expenses

External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, and product manufacturing expenses in relation to research and development programs.

In 2022, external research and development expenses mainly comprised the development costs incurred by Acer under the license and collaboration agreement, as well as the clinical and drug product development costs associated with aviptadil and, to a lesser extent, other drug candidates. In the current period the Group capitalized TCHF 174 in directly attributable expenses for product development (note 8).

24. Personnel expenses

TCHF	2022	2021
Salaries and social security	10'513	4'515
Independent contractors fees	320	2'220
Share-based payment expense (note 30)	2'186	1'143
Service cost for other benefit obligations (note 17)	(21)	1'243
Total personnel expenses	**12'998**	**9'121**

Personnel expenses increased mainly as a result of the addition of APR's and AdVita's personnel to the Group's workforce from July 2021 and of the gradual deployment of a U.S. sales force in 2022. Correspondingly, Relief's reliance on independent contractors significantly decreased.

25. Other administrative expenses

TCHF	2022	2021
Professional services	6'053	6'022
Other administrative expenses	1'694	728
Total other administrative expenses	**7'747**	**6'750**

Professional services primarily include expenses incurred in relation to legal, communication, listing, accounting and audit services, as well as other consulting activities not related to research and development. Other administrative expenses comprise IT, travels, insurances, IP maintenance and prosecution, and various other expenses. The increase in 2022 was mostly attributable to the expanded activities of the Group with the addition of APR and AdVita, as well as to legal and consulting service needs to support the operations and development plans of the Group.

26. Other losses

TCHF	2022	2021
Losses on financial assets at fair value through profit or loss	-	54
Impairment losses on loans to third parties	-	692
Various other	63	6
Total other losses	**63**	**752**

27. Amortization and depreciation expense

TCHF	2022	2021
Amortization of intangible assets (note 8)	3'448	1'840
Depreciation of rights-of-use assets (note 9)	392	180
Depreciation of property and equipment	20	16
Total amortization and depreciation expense	**3'860**	**2'036**

28. Financial income and expenses

TCHF	2022	2021
Interest income	18	40
Foreign exchange gain, net	-	57
Total financial income	**18**	**97**
Unwinding of discount on provisions (note 18)	(1'308)	(653)
SSF commitment fee (note 19)	(416)	(395)
Negative interest on cash deposits	(93)	(127)
Interest expense related to leases	(33)	(17)
Other interest expenses	(30)	(50)
Bank charges	(40)	(74)
Foreign exchange loss, net	(374)	-
Total financial expenses	**(2'294)**	**(1'316)**

29. Income taxes

29.1 Income tax recognized in profit or loss

TCHF	2022	2021
Current tax		
Current tax expense for the year	-	-
Adjustments in current tax of prior years	-	-
	-	-
Deferred tax		
Deferred tax (income)/expense recognized in the year	(4'977)	(820)
Write-down of deferred tax assets	1'451	-
	(3'526)	**(820)**
Net income tax gain	**(3'526)**	**(820)**

The following table provides a reconciliation between the income tax income recognized for the year and the tax calculated by applying the applicable tax rates on the net result before income taxes.

TCHF	2022	2021
Loss before tax	(54'316)	(35'525)
Income tax expense calculated at 13.99% (2021: 13.99%)	(7'599)	(4'970)
Unrecognized deferred tax assets during the year	4'235	4'392
Write-down of deferred tax assets	1'451	-
Effect of deferred tax balances due to difference in applicable tax rates	(802)	(178)
Effect of net (income)/expense that is not added/(deductible)	(811)	(64)
Income tax recognized in the current year	**(3'526)**	**(820)**

As of December 31, 2022, the applicable tax rate of the Group was 13.99% (2021: 13.99%), which was equal to the statutory tax rate of the holding company.

29.2 Income tax recognized in other comprehensive income

In 2022, no income tax was recognized in the statement of other comprehensive income. In 2021, the remeasurement of the defined benefit obligation by TCHF 181 led to a credit in the corresponding tax asset of TCHF 29 recognized in the statement of other comprehensive income.

29.3 Deferred tax balance

The following table sets out the changes in deferred tax assets and liabilities:

2022 TCHF	Opening balance	Recognized in OCI	Recognized in profit or loss	Closing balance
Tax losses	1'206	-	(711)	495
Defined benefit obligation	247	-	(247)	-
Intangible assets	280	-	(280)	-
Leases	4	-	(4)	-
Total deferred tax assets	**1'737**	**-**	**(1'242)**	**495**
Intangible assets	25'504	-	(4'768)	20'736
Total deferred tax liabilities	**25'504**	**-**	**(4'768)**	**20'736**

2021 TCHF	Opening balance	Business combination	Recognized in OCI	Recognized in profit or loss	Closing balance
Tax losses	-	615	-	591	1'206
Defined benefit obligation	-	272	(29)	4	247
Intangible assets	-	309	-	(29)	280
Financial instruments	-	40	-	(40)	-
Leases	-	3	-	1	4
Total deferred tax assets	**-**	**1'239**	**(29)**	**527**	**1'737**
Intangible assets	4'309	21'488	-	(293)	25'504
Total deferred tax liabilities	**4'309**	**21'488**	**-**	**(293)**	**25'504**

29.4 Unrecognized deferred tax assets

The Group did not capitalize deferred tax assets from carryforward tax losses located in companies of the Group for which the availability of future taxable profits is uncertain. The cumulated tax losses on which no deferred tax assets have been capitalized will expire as follows:

TCHF	2022	2021
Within one year	7'833	33'389
Later than one year and not later than five years	70'009	53'506
More than five years	67'016	49'466
Total tax losses carry forward	**144'858**	**136'361**

The deferred tax assets not recognized as of December 31, 2022, amounted to CHF 22 million (2021: CHF 19 million).

30. Share-based payments

The Company maintains a stock option plan established in 2021 (the "Stock Option Plan 2021"), as well as a legacy stock option plan (the "Equity Awards Program 2015") for which options remain outstanding. Stock option plans were established for the Company's employees, directors, and consultants whereby each option gives its holder the right to purchase one share of the Company at a pre-determined price. As of December 31, 2022, 105'769'814 shares were available for issuance of shares from the Company's conditional capital under the stock option plans. Stock options granted are subject to certain vesting conditions based on a service period defined on an individual basis at grant date.

As of December 31, 2022, the Company had 74'363'197 options outstanding. The following table reconciles the stock options outstanding at the beginning and end of the year:

	2022	2021
At beginning of the year	**68'650'697**	**24'367'658**
Granted	12'100'000	62'200'000
Exercised[1]	(3'000'000)	(13'104'461)
Forfeited	(3'387'500)	(4'812'500)
At end of the year	**74'363'197**	**68'650'697**

[1] In 2022, the weighted average exercise price was CHF 0.02 (2021: CHF 0.015).

Share options outstanding at the end of the reporting period had the following expiry dates:

Expiration year	December 31, 2022	December 31, 2021
2022	-	3'187'500
2023	100'000	100'000
2024	100'000	100'000
2025	100'000	100'000
2026	7'396'530	7'063'197
2027	21'566'667	22'300'000
2028	22'266'667	19'300'000
2029	19'133'333	16'500'000
2030	3'700'000	-
	74'363'197	**68'650'697**
Weighted average remaining contractual life in months	69	76

As of December 31, 2022, 27'816'530 out of the 74'363'197 outstanding options were exercisable, with exercise prices ranging from CHF 0.01 to CHF 0.49.

The fair values of the options were assessed using the Black-Scholes valuation model at the grant date and recognized over their vesting period.

In 2022, the weighted average fair value of options granted was CHF 0.02. The significant inputs considered for the options granted in 2022 were the share price at the grant date (ranging from CHF 0.027 to CHF 0.06), the exercise price (ranging from CHF 0.027 to CHF 0.06), the volatility of returns (ranging from 71% to 80%), and the risk-free interest rate (ranging from 0% to 1%). The expected volatility assumes that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. The expected life of the options was estimated based on historical data by the Group, or when insufficient data was available, based on management's estimates.

In 2021, the weighted average fair value of options granted was CHF 0.09 in 2022. The significant inputs considered for the options granted in 2021 were the share price at the grant date (ranging from CHF 0.061 to CHF 0.269), the exercise price (ranging from CHF 0.01 to CHF 0.269), the volatility of returns (ranging from 83% to 122%), and a risk-free interest rate of 0%.

In 2022, TCHF 2'186 (2021: TCHF 1'143) was recorded in personnel expense with a corresponding credit to the share-based payment reserve (note 15).

31. Earnings per share

	2022	2021
Loss attributable to shareholders (in TCHF)	(50'790)	(34'705)
Weighted average number of shares	4'228'112'520	3'593'069'451
Basic and diluted loss per share (in CHF)	**(0.012)**	**(0.010)**

Basic and diluted result per share is calculated by dividing the net result attributable to the shareholders of the parent company by the weighted average of shares outstanding during the period. In 2022 and 2021, the number of shares outstanding varied as a result of different transactions on the share capital structure of the Company (note 14).

Neither outstanding options nor effects from the contingent liabilities payable in shares have been considered in the diluted loss calculation as their effect is anti-dilutive.

32. Financial instruments

32.1. Categories of financial instruments

December 31, 2022 TCHF	Financial assets at amortised cost	Financial liabilities at amortised cost	Financial liabilities at FVTPL	Total
Other non-current assets	114	-	-	**114**
Trade receivables	1'321	-	-	**1'321**
Other current assets and receivables	956	-	-	**956**
Cash and cash equivalents	19'237	-	-	**19'237**
Total financial assets	**21'628**	**-**	**-**	**21'628**
Non-current lease liabilities	-	2'232	-	**2'232**
Non-current borrowings	-	16	-	**16**
Current lease liabilities	-	444	-	**444**
Current borrowings	-	372	-	**372**
Provisions for milestone payments	-	-	10'867	**10'867**
Trade payables	-	1'625	-	**1'625**
Financial liabilities due to related parties	-	1'280	-	**1'280**
Other current payables and liabilities	-	2'214	-	**2'214**
Total financial liabilities	**-**	**8'183**	**10'867**	**19'050**

December 31, 2021 TCHF	Financial assets at amortized cost	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Total
Other non-current assets	76	-	-	**76**
Trade receivables	1'302	-	-	**1'302**
Other current assets and receivables	2'094	-	-	**2'094**
Cash and cash equivalents	44'761	-	-	**44'761**
Total financial assets	**48'233**	**-**	**-**	**48'233**
Non-current lease liabilities	-	2'192	-	**2'192**
Non-current borrowings	-	396	-	**396**
Current lease liabilities	-	331	-	**331**
Current borrowings	-	95	-	**95**
Provisions for milestone payments	-	-	30'831	**30'831**
Trade payables	-	1'700	-	**1'700**
Financial liabilities due to related parties	-	1'250	-	**1'250**
Other current payables and liabilities	-	2'024	-	**2'024**
Total financial liabilities	**-**	**7'988**	**30'831**	**38'819**

32.2 Reconciliation of liabilities arising from financing activities

2022 TCHF	Opening balance	Financing cash flows	Non cash-changes			Closing balance
			New leases	Accrued interest	Foreign exchange	
Lease liabilities (note 9.2)	2'523	(390)	551	-	(8)	**2'676**
Borrowings (note 16)	491	(81)	-	1	(23)	**388**
Due to related parties (note 19)	1'250	-	-	30	-	**1'280**
Total	**4'264**	**(471)**	**551**	**31**	**(31)**	**4'344**

2021 TCHF	Opening balance	Financing cash flows	Non-cash changes				Closing balance
			Gain on settlement	Business Combinat.	Accrued interest	Foreign exchange	
Lease liabilities	-	(185)	-	2'719	-	(11)	**2'523**
Borrowings (note 16)	-	(5'366)	-	5'886	3	(32)	**491**
Due to third parties	891	-	(891)	-	-	-	**-**
Due to related parties (note 19)	-	-	-	-	1'250	-	**1'250**
Total	**891**	**(5'551)**	**(891)**	**8'605**	**1'253**	**(43)**	**4'264**

32.3 Fair value measurement

Financial liabilities at fair value through profit and loss ("FVTPL") consist of contingent considerations resulting from business combinations. Further details on the fair value measurement of these liabilities are provided in note 18.

32.4 Amortized cost measurement

For all other financial assets and liabilities, their carrying amount at amortized cost approximates their fair value.

33. Financial risk management

The Group is exposed to various financial risks, including credit risk, capital and liquidity risk, interest rate risk and currency risk. The following sections provide an overview of each of these risks, as well as the objectives, principles, and processes that the Group employs to mitigate them.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations towards the Group, resulting in financial loss to the Group. For product sales and trade account receivables, Relief may conduct selective analysis of the creditworthiness of distributors and other customers. Other financial assets mainly consist of cash for which the counterparty risk is minimized by deposits at well-known banks in Switzerland with an A rating as per Standard & Poor's so that any expected credit loss is considered immaterial. In addition, the Group diversifies its exposure to banking risk by maintaining banking relationships with several institutions.

The carrying amounts of financial assets recorded in the financial statements represent the Group's maximum exposure to credit risk without taking into account the value of any collateral obtained.

Capital and liquidity risk

The Group's objectives when managing capital are to safeguard its ability to fund development and marketing activities in order to provide returns for shareholders and benefits for other stakeholders. The funds raised in various private financing rounds and other share placements executed since the listing of the Company have been the principal source of liquidity, to date. Equity financing through placement of shares remains the expected main source of liquidity in the near term.

Liquidity risk management implies maintaining sufficient cash and cash equivalents to meet the financial obligations of the Group. Management monitors the Group's net liquidity position through rolling forecasts of projected cash flows. Maintaining adequate cash reserves is dependent on the Group's ability to raise funds or generate profits; therefore, the liquidity risk is significant (see note 4.1 'going concern').

Interest rate risk

The Group is exposed to interest risk in respect of its cash deposits, bank loans and other interest-bearing liabilities. The Group deems the interest rate risk as low on its performance and its equity.

Currency risk

The Group operates internationally and is exposed to currency risk arising from various exposures, primarily with respect to the Swiss francs, Euros and US dollars. Currency risk arises from future transactions, recognized assets and liabilities and net investments in foreign operations. To manage such risk, the Group monitors its exposure by periodically assessing future spending needs in foreign currencies and maintains foreign currency cash balances to cover anticipated future requirements. The Group does not enter into any forward currency transactions and did not hold any derivative currency contracts at the end of the reporting period.

While the Group considers its current exposure to foreign currency risk to be low, adverse changes in the value of the Swiss franc could still have a significant negative impact on the Group's financial condition, results of operations, and future prospects.

Based on the Group's balance sheet position denominated in foreign currencies on December 31, 2022, and with all other variables held constant, a 5% variation in USD and EUR exchange rates against Swiss franc would result in a TCHF 251 impact on the Group's 2022 result (2021: TCHF 1'000).

34. Related party transactions

Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and related parties are disclosed below.

34.1 Related party transactions

With members of the Board of Directors and of the Executive Committee

TCHF	2022	2021
Short-term employee benefits	2'873	2'759
Post-employment benefits	89	30
Share-based compensation	-	814
Compensation to key management	**2'962**	**3'603**

Further details on management's compensation are provided in the compensation report.

With other related parties

In 2022, there were no other related party transactions. In 2021, the Group entered into a financing agreement with GEM as described in note 19.

34.2 Related party balances

As of December 31, 2022, the liability of TCHF 1'280 due to GEM (December 31, 2021: TCHF 1'250) was the only material related party balance.

35. Non-cash transactions

In 2022, the Group engaged in non-cash investing or financing activities that are not reflected in the consolidated statement of cash flow. These activities included the execution of new leasing contracts for equipment (note 9), as well as the issuance of a TCHF 4'200 share payment in October 2022 following the completion of a milestone related to the APR acquisition (note 18).

In 2021, the Group's significant non-cash investing or financing activities included the recording of the SSF commitment fee as a financial liability (note 19), the payment of USD 14 million for the ACER-001 license in March 2021 which was partly settled by offsetting a loan of USD 4 million previously granted to Acer in January 2021 (note 4.1), and the partial financing of the APR acquisition through a payment in shares in June 2021, as well as the complete financing of the AdVita acquisition through a payment in shares in July 2021 (note 7).

36. Contingent liabilities

36.1 License and collaboration agreement with Acer (note 8.2)

Under the license and collaboration agreement with Acer, the Group has committed to make remaining milestone payments of up to USD 6 million (CHF 5.6 million) in cash upon obtention of European marketing approvals of ACER-001 for Urea Cycle Disorders and Maple Syrup Urine Disease. Further, Relief has agreed to pay royalties of 15% on future net revenue from ACER-001 in Relief's territories.

36.2 Business combinations with APR and AdVita (notes 7.1 and 7.2)

The acquisition agreements for APR and AdVita contain remaining contingent milestone payments in the aggregate maximum amounts of CHF 28 million and EUR 10 million (CHF 9.9 million), respectively, payable upon achievement of pre-agreed objectives. As of December 31, 2022, a provision totaling CHF 10.9 million (2021: CHF 30.8 million) was recognized to account for the probability-weighted present value at balance sheet date of these possible future payments. Refer to note 18 for further details.

36.3 Acquisition of RLF-OD32 (note 8.3)

Under the agreement concluded with Meta Healthcare Ltd. for the acquisition of RLF-OD32 in July 2022, Relief may issue additional payments of approximately TCHF 400 contingent to pre-specified development milestones. Relief committed to pay Meta Healthcare Ltd. royalties on net commercialization profit of a low double-digit percentage.

36.4 Settlement agreement with NeuroRx

In November 2022, Relief agreed to a settlement with NRx Pharmaceuticals, Inc. ("NRx"), the parent company of NeuroRx, to terminate their collaboration in the development of aviptadil and resolve their legal dispute. As part of the agreement, Relief committed to paying NRx up to USD 13 million (CHF 12.4 million) in aggregate as milestone payments upon marketing approval of an aviptadil product. Relief also agreed to pay single-digit percentage royalties on possible future sales of an aviptadil product, up to a maximum of USD 30 million (CHF 28.6 million) in aggregate. Finally, Relief agreed to use commercially reasonable efforts to maintain a Right to Try Program in the U.S. until December 2024.

37. Events after the reporting period

There were no material events after the balance sheet date that would require adjustment to these consolidated financial statements or disclosure under this heading.

mazars

RELIEF THERAPEUTICS Holding SA
Geneva

Statutory auditor's report
Consolidated financial statements as of
December 31, 2022

Mazars SA
Chemin de Blandonnet 2
CH-1214 Vernier-Genève

Tel: +41 22 708 10 80
www.mazars.ch

Report of the statutory auditor to the General Meeting of RELIEF THERAPEUTICS Holding SA, Geneva

Report on the audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of RELIEF THERAPEUTICS Holding SA and its subsidiaries (the Group), which comprise the consolidated balance sheet as at December 31, 2022 and the consolidated statement of comprehensive loss, the consolidated cash flow statement and the consolidated statement of changes in equity for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2022 (pages 62 to 104), and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISA) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Group in accordance with the provisions of Swiss law, together with the requirements of the Swiss audit profession, as well as those of the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. We draw your attention to note 4.1 to the consolidated financial statements, paragraph "Going Concern", which states that the Group is dependent upon external funding, including public or private financing, or license and collaboration agreements. This, along with other matters as described in note 4.1, indicates the existence of a material uncertainty which may cast significant doubt about the ability of the Group to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not qualified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

mazars

Assessment of potential impairment of the intangible assets

Areas of focus	Our audit response

At December 31, 2022, the group owns three categories of intangible assets:

- Technologies, patents and trademarks, whose carrying value is TCHF 9'988 (TCHF 39'531 at December 31, 2021). The variance during the fiscal year 2022 is mainly related to an impairment of TCHF 24'255,

- Licence related to ACER-001, whose carrying value is TCHF13'729 (unchanged during the fiscal year 2022),

- In-process research and development products portfolio, whose carrying value is TCHF 132'709 (TCHF 132'180 at December 31, 2021).

An additional goodwill related to these intangible assets was recognized in 2021 during the business combination of APR, whose carrying value is TCH 7'018 (TCHF 8'658 at December 31, 2021).

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Due to the significance of the carrying amount of these intangible assets on the balance sheet and the level of judgement involved in performing an impairment test, this matter is considered significant to our audit.

Management calculated the recoverable amount using the value in use method. The assessment requires judgement in the determination of key assumptions in relation to future income, including the addressable market and the future market share, the probability of success of the development, the achievement of regulatory approvals, as well as the discount rate.

For further information on Intangible assets, refer to the following:
- Note 8, « Intangible assets »

We obtained the Group's valuation model and in particular performed the following audit procedures with the support of our valuation specialists:

- We discussed with management the process for drawing up the value in use calculation and challenged the key assumptions.

- We verified the mathematical accuracy of the future cash flows derived from management's internally developed model applying the value in use calculation.

- In addition, using sensitivity analyses, we tested whether a significant change in the key assumptions (in particular the discount rate) resulted in an impairment on certain intangible assets.

- We discussed the results of these tests with management in terms of headroom available, impairment calculation and probability of a change in the assumptions occurring.

In performing the audit procedures listed above, we addressed the risk of an incorrect valuation of intangible assets and potential related impairment. The results of our audit procedures support the assessments made by management

mazars

Other information

The Board of Directors is responsible for the other information. The other information comprises all information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements and the remuneration report of RELIEF THERAPEUTICS Holding SA and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information in the annual report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibility for the Consolidated Financial Statements

The Board of Directors is responsible for the preparation of the consolidated financial statements, which give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Swiss law, ISA and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

A further description of our responsibilities for the audit of the consolidated financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

mazars

Report on Other Legal and Regulatory Requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

MAZARS SA

Franck Paucod   Yoann Bois
Licensed Audit Expert   Licensed Audit Expert
(Auditor in Charge)

Geneva, April 14, 2023

Enclosure:
-   Consolidated financial statements (consolidated balance sheet, consolidated statement of comprehensive loss, consolidated cash flow statement, consolidated statement of changes in equity and notes)



STATUTORY
FINANCIAL STATEMENTS

Statutory Financial Statements for the year ended December 31, 2022

BALANCE SHEET

AS OF DECEMBER 31, 2022, AND DECEMBER 31, 2021

in CHF	Note	2022	2021
ASSETS			
Cash and cash equivalents		14'899'142	37'433'683
Other current receivables - third parties		77'949	275'838
Deferred costs and prepaid expenses	3	846'450	5'892'265
Current assets		**15'823'541**	**43'601'786**
Investments in subsidiaries	4	65'612'543	127'835'734
Other non-current receivables - subsidiaries	5	3'695'782	7'869'731
Non-current deferred costs		22'831	439'498
Intangible assets	6	13'728'198	13'728'198
Property and equipment		14'042	12'446
Non-current assets		**83'073'396**	**149'885'607**
Total assets		**98'896'937**	**193'487'393**
LIABILITIES & SHAREHOLDERS' EQUITY			
Other current liabilities - third parties		498'817	407'582
Other current liabilities - related parties	7	1'808'971	1'250'000
Accrued expenses		922'452	1'074'254
Short-term provisions	8/20	3'094'108	11'561'107
Current liabilities		**6'324'348**	**14'292'943**
Long-term provisions	8/20	9'130'919	20'613'566
Non-current liabilities		**9'130'919**	**20'613'566**
Total liabilities		**15'455'267**	**34'906'509**
Share capital		56'163'346	44'133'346
General reserves		313'086'983	304'935'097
thereof capital contribution reserves		*313'070'478*	*304'918'592*
thereof other general reserves		*16'505*	*16'505*
Accumulated losses		(273'700'565)	(187'488'885)
loss carried forward		*(187'488'885)*	*(157'935'435)*
loss for the year		*(86'211'680)*	*(29'553'450)*
Treasury shares		(12'108'094)	(2'998'674)
Total shareholders' equity	9	**83'441'670**	**158'580'884**
Total liabilities and shareholders' equity		**98'896'937**	**193'487'393**

INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2022, AND DECEMBER 31, 2021

in CHF	Note	2022	2021
Other income	12	338'456	102'493
Personnel expenses		(2'797'325)	(3'697'026)
Professional fees	13	(3'200'272)	(3'278'366)
Other operating expenses	14	(10'264'915)	(9'895'024)
Other administrative expenses		(678'513)	(352'270)
EBITDA		**(16'602'569)**	**(17'120'193)**
Impairment of loans	15	(15'368'915)	(12'565'232)
Impairment of investments	4	(53'771'000)	-
Reversal of impairment		453'104	-
Operating result		**(85'289'380)**	**(29'685'425)**
Financial income		12'374	108'338
Financial expense	16	(547'441)	(641'172)
Net exchange difference		(387'233)	(393'232)
Extraordinary income	17	-	1'058'041
Net loss before taxes		**(86'211'680)**	**(29'553'450)**

NOTES TO THE FINANCIAL STATEMENTS

1. General information

RELIEF THERAPEUTICS Holding SA ("Relief" or the "Company") is a Swiss stock corporation domiciled at 15 Avenue de Sécheron, 1202 Geneva, Switzerland. The Company's shares are listed on the SIX Swiss Exchange (ticker: RLF) and quoted in the U.S. on OTCQB (tickers: RLFTF, RLFTY).

The Company has prepared its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and decided to forgo presenting additional information on interest-bearing financial liabilities and audit fees in the notes as well as a cash flow statement, in compliance with the Swiss Code of Obligations (art. 961d para. 1).

These statutory financial statements were approved for issuance by the Board of Directors on April 13, 2023.

2. Significant accounting policies

Basis of preparation of the financial statements

These financial statements are prepared in accordance with the provisions of Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Where not prescribed by law, the significant accounting principles applied are described below.

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of expenses during the reporting period. Although these estimates are based on management's best knowledge, actual results may ultimately differ from those estimates.

Investments in and loans to subsidiaries

The Company funds the research and development operations and working capital needs of its subsidiaries through loans and direct investments. Investments in subsidiaries include those companies in which the Company has an interest of more than 20%. The investments are valued at acquisition cost less valuation allowances. The acquisition cost includes expenses in connection with the acquisition.

The Company reviews the carrying amounts of its investments and loans for impairment at least annually. The recoverability of the loans and the value of the investments depend on uncertain factors such as the completion of development and commercialization outcome of product candidates of Relief's subsidiaries.

Intangible assets

Licenses and other intangible assets are capitalized as intangible assets when it is probable that future economic benefits will be generated. Such assets are, in general, amortized on a straight-line basis over their useful lives. The estimated useful life of the intangible assets is regularly reviewed.

Other assets and liabilities

Unless otherwise stated, all other assets and liabilities are carried at their nominal values.

Treasury shares

Own shares are recognized at cost and deducted from equity. Any gains or losses realized upon disposal are recorded in equity.

Net exchange difference

Monetary items denominated in foreign currencies are converted at year-end exchange rates. Realized exchange gains and losses, as well as all unrealized exchange losses arising on settlement or translation of monetary items, are recorded as net exchange difference. Net unrealized gains on non-current assets and liabilities are deferred as non-current liabilities.

Provisions

Provisions are made to account for the fair value of contingent considerations for acquisition of investments and general business risks of the Company. Changes in the fair value of contingent considerations are recorded against the carrying amount of investments.

Going concern

These financial statements have been prepared assuming the Company and its subsidiaries (together, the "Group") will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business.

Since its inception, the Group has primarily relied on external financing to fund its cash needs and has experienced recurring losses since its inception. The Group expects to continue to generate operating losses for the foreseeable future. As of December 31, 2022, cash on hand based on liquidity forecasts and development plans is expected to cover cash needs only until the third quarter of 2023. These factors indicate that there is a material uncertainty that raises substantial doubt about the Group's ability to continue as a going concern for one year from the date of issuance of these financial statements.

The Group's viability depends on its ability to raise additional capital until it generates positive cash flows to support its operations. The Group may never achieve sustainable profitability and is exposed to all the risks inherent in establishing a business. Management continues to explore options to obtain additional funding, including public or private financing, or license and collaboration agreements. However, there can be no assurance that capital will be available in sufficient amounts or on terms acceptable to the Group. If Relief is unable to obtain the required funding, it will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects or result in the Group's inability to continue operations.

3. Deferred costs and prepaid expenses

in CHF	December 31, 2022	December 31, 2021
Current deferred costs	495'184	415'525
Prepaid expenses and accrued revenue	351'266	5'476'740
Total	**846'450**	**5'892'265**

4. Investments in subsidiaries

As of December 31, 2022 and 2021, RELIEF THERAPEUTICS Holding SA held the following direct subsidiaries:

			Ownership	
	Domicile	Share capital	2022	2021
APR Applied Pharma Research SA	Balerna (CH)	CHF 640'596	100%	100%
AdVita Lifescience GmbH	Freiburg im Breisgau (DE)	EUR 25'918	100%	100%
Relief Therapeutics International SA	Geneva (CH)	CHF 338'364	100%	100%
Relief Therapeutics US, Inc.	Connecticut (U.S.)	USD 1	100%	100%
Relief Therapeutics, Inc.	Delaware (U.S.)	USD 1	100%	100%

In 2021, the Company acquired APR Applied Pharma Research SA ("APR") against a cash payment of CHF 21'500'000 and 206'786'784 Relief common shares and AdVita Lifescience GmbH ("AdVita") against a payment of 135'741'063 Relief common shares. APR's and AdVita's former shareholders were also eligible to receive additional contingent payments upon achievement of pre-agreed milestones. The acquisition costs recognized on the balance sheet upon acquisition were CHF 85'851'190 for APR and CHF 41'984'525 for AdVita, calculated as the sum of (i) the cash payment, if any, (ii) the fair value of the transferred shares at closing date, (iii) the acquisition-related costs, and (iv) the fair value at balance sheet date of contingent consideration.

The Company recognized its investments on its balance sheet as follows:

in CHF	December 31, 2022	December 31, 2021
APR Applied Pharma Research SA	78'713'233	85'851'190
AdVita Lifescience GmbH	40'670'292	41'984'525
Relief Therapeutics International SA	338'364	338'364
Relief Therapeutics US, Inc.	9	9
Relief Therapeutics, Inc.	9	9
Total Investments	**119'721'907**	**128'174'098**
Allowance for impairment	(54'109'364)	(338'364)
Carrying amount	**65'612'543**	**127'835'734**

At the end of each reporting period, the contingent consideration's fair value that may become due upon completion of contractual milestones under the acquisition agreements for APR and AdVita is adjusted and provisioned based on the estimated probability of its occurrence and time factor. Any changes in these provisions are reflected in the investments, without affecting the income statement. Changes in the gross carrying amount of investments in 2022 are entirely attributable to payments and fair value adjustments of contingent considerations (note 8).

In 2022, investments were impaired by CHF 53'771'000 as a result of changes in assumptions regarding the prospects for their recoverability. Any future changes to these assumptions may result in additional impairment losses or reversals in subsequent periods.

5. Other non-current receivables - subsidiaries

in CHF	December 31, 2022	December 31, 2021
Loans to subsdiairies	68'916'832	57'555'678
Impairment on loans	(65'221'050)	(49'685'947)
Total	**3'695'782**	**7'869'731**

As of December 31, 2022, subordinated loans to subsidiaries amounted to CHF 50 million (2021: CHF 38 million).

6. Intangible assets

Intangible assets are currently solely comprised of the ACER-001 license. In March 2021, Relief entered into a license and collaboration agreement with Acer Therapeutics Inc. ("Acer") for the development, regulatory approval and commercialization of ACER-001 throughout the world.

The initial payment of CHF 13'728'198 for the acquisition of the license was capitalized as an intangible asset and will be amortized over its useful life once regulatory and marketing approvals are obtained. Additional payment made by Relief to Acer for development activities were recognized as a prepayment in the balance sheet upon payment and released to the income statement over the period of the development activity as incurred.

7. Liabilities due to related parties

In January 2021, the Company signed a financing agreement with its largest shareholder, GEM Global Yield LLC ("GEM"), for the implementation of a Share Subscription Facility ("SSF") in the amount of up to CHF 50 million until January 20, 2024. As of December 31, 2022, the Company had not drawn on the SSF.

The Company agreed to pay GEM a commitment fee (the "Fee") of TCHF 1'250 plus accrued interest. As of December 31, 2022, the Fee was payable on demand and bore interest at 1% above the base rate of Barclays Bank plc. As the obligation to pay the Fee arose with the execution of the agreement, the Company recorded it in full as a liability on the signature date. The corresponding expense is recognized as financial expense over the SSF commitment period of three years ending January 20, 2024.

8. Provisions

in CHF	December 31, 2022	December 31, 2021
Contingent liabilities from business acquisitions	10'866'933	30'831'799
Personnel's end of service indemnities	1'222'094	1'242'874
Legal and regulatory proceedings	136'000	100'000
Total provisions	**12'225'027**	**32'174'673**
Current	3'094'108	11'561'107
Non-current	9'130'919	20'613'566

The decrease in provision for contingent liabilities from business acquisitions is primarily due to two reasons. Firstly, APR and AdVita achieved specific contractual milestones in 2022, which led to payments of CHF 12'119'500. Secondly, changes in assumptions for remaining possible milestone payments lowered the provision by CHF 8'892'000. The remaining difference is explained by the unwinding of discount over time and foreign exchange difference.

9. Shareholders' equity

in CHF	Share capital	General reserves	Accumulated losses	Treasury shares	Total shareholders' equity
Equity at January 1, 2021	**32'467'272**	**166'017'471**	**(157'935'435)**	**-**	**40'549'308**
Issuance of shares	11'535'029	-	-	(11'535'029)	-
Private placements	-	23'871'120	-	1'128'880	25'000'000
Direct Share Placement	-	46'905'262	-	3'982'197	50'887'459
Acquisition payments	-	70'979'042	-	3'425'278	74'404'320
Exercise of stock options	131'045	70'000	-	-	201'045
Capital increase cost	-	(2'907'798)	-	-	(2'907'798)
Net result for the period	-	-	(29'553'450)	-	(29'553'450)
Equity at December 31, 2021	**44'133'346**	**304'935'097**	**(187'488'885)**	**-2'998'674**	**158'580'884**
Issuance of shares	12'000'000	-	-	(12'000'000)	-
Direct Share Placement	-	5'662'147	-	1'388'579	7'050'726
Acquisition milestone payments	-	2'697'999	-	1'502'001	4'200'000
Exercise of stock options	30'000	30'000	-	-	60'000
Capital increase cost	-	(238'260)	-	-	(238'260)
Net result for the period	-	-	(86'211'680)	-	(86'211'680)
Equity at December 31, 2022	**56'163'346**	**313'086'983**	**(273'700'565)**	**(12'108'094)**	**83'441'670**

Issued share capital

As of December 31, 2022, the total outstanding share capital consisted of 5'616'334'617 fully paid common shares with a par value of CHF 0.01 each, listed on the SIX Swiss Exchange.

Authorized share capital

As of December 31, 2022, the Company had authorized share capital of CHF 10'000'000, consisting of 1'000'000'000 shares (2021: 656'497'092 shares) with a par value of CHF 0.01 each, which the Board of Directors was authorized to issue at any time until May 30, 2024, in accordance with the Company's Articles of Association.

Conditional share capital

The conditional share capital of the Company as of December 31, 2022, was CHF 16'687'698.14, consisting of 1'668'769'814 shares (2021: 1'684'874'275) with a par value of CHF 0.01 each, of which 105'769'814 (2021: 121'874'275) to be used for stock options for members of the Board of Directors and the Executive Committee, employees and consultants, and 1'563'000'000 shares (2021: 1'563'000'000) to be used for the exercise of option rights granted in connection with bonds, notes or similar debt instruments issued by the Company. The Company maintains a stock option plan established in 2021 (the Stock Option Plan 2021) and a legacy stock option plan (the Equity Awards Program 2015) for which certain options remain outstanding. Stock option plans were established for the Group's employees, directors, and consultants whereby each option gives its holder the right to purchase one share of the Company at a pre-determined price. When options are exercised, the corresponding shares are issued from the Company's conditional capital.

Treasury shares

The Company periodically issues treasury shares out of its authorized share capital. The shares are fully subscribed at par value by a Company's wholly owned subsidiary and held as treasury shares until subsequent placements.

Under its Direct Share Placement program, the Company issues shares out of its authorized capital to constitute and monetize its treasury shares reserve in order to diversify its funding sources and raise capital in a cost-efficient and flexible manner. The Company's shares are periodically offered into the trading market at prevailing bid prices.

Information on the Company's treasury shares transactions is provided in the table above. The average transaction price in the placement of treasury shares in 2022 was CHF 0.04 (2021: CHF 0.18). As of December 31, 2022, the Company held 1'210'809'431 of its own shares in treasury (2021: 299'867'357).

Outstanding options

As of December 31, 2022, the Company had 74'363'197 options outstanding that were granted in connection with the Company's share option plans. 27'816'530 options were exercisable and 46'546'667 options had a remaining vesting period of up to 8 years. During 2022, 12'100'000 options were granted, 3'000'000 options were exercised and 3'387'500 options were forfeited.

As of December 31, 2021, the Company had 68'650'697 options outstanding that were granted in connection with the Company's share option plans. 7'550'697 options were exercisable and 61'100'000 options had a remaining vesting period of up to 3 years. During 2021, 62'200'000 options were granted, 13'104'461 options were exercised and 4'812'500 options were forfeited.

10. Significant shareholders

According to disclosure notifications filed with the Company and the SIX Swiss Exchange, the following shareholders held more than 3% of the registered share capital of the Company:

	December 31, 2022	December 31, 2021
GEM Global Yield LLC SCS	20.62%	26.32%
APR's sellers group	< 3%	4.70%
Relief (treasury shares)	21.56%	6.79%

The ownership percentages in the table above are based on (i) the number of shares held by such shareholder or group of shareholders, excluding any derivative holdings, and (ii) the share capital registered with the Commercial Register, at the date of notification filing.

11. Shares owned by and options granted to the Board of Directors and the Executive Committee

The following table discloses the number of shares and options held by the members of the Board of Directors and the Executive Committee as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Shares held by the Board of Directors	Number of shares	Number of shares
Thomas Plitz, Vice-Chairman	500'000	-
Paolo Galfetti, Director and Chief Operating Officer	31'237'437	18'250'174
Patrice Jean, Director	140'000	140'000
Shares held by the Executive Committee		
Jack Weinstein, Chief Executive Officer	185'000	135'000
Jeremy Meinen, Chief Financial Officer	140'655	140'655
Options held by the Board of Directors	Number of options	Number of options
Raghuram Selvaraju, Chairman	8'963'197	8'963'197
Thomas Plitz, Vice-Chairman	1'500'000	1'500'000
Patrice Jean, Director	200'000	200'000
Paolo Galfetti, Director and Chief Operating Officer	12'500'000	12'500'000
Options held by the Executive Committee		
Jack Weinstein, Chief Executive Officer	18'600'000	18'600'000
Jeremy Meinen, Chief Financial Officer	1'100'000	1'100'000
Nermeen Varawalla, Chief Medical Officer	3'000'000	3'000'000
Marco Marotta, Chief Business Officer	1'500'000	1'500'000

Compensation for the members of the Board of Directors and the Executive Committee is disclosed in the Compensation Report.

12. Other income

In 2022 and 2021, other income was constituted by income from services rendered by the Company to its subsidiaries.

13. Professional fees

Professional services primarily include expenses incurred in relation to legal, communication, listing, accounting and audit services, as well as other consulting activities not related to research and development.

14. Other operating expenses

in CHF	2022	2021
Expense recognition of ACER-001 development prepayments	9'900'592	8'505'099
Other development, regulatory and service expenses	364'323	1'389'925
Total	**10'264'915**	**9'895'024**

15. Impairment of loans

in CHF	2022	2021
Impairment of loans to subsidiaries	15'368'915	12'166'721
Impairment of loans to third parties	-	398'511
Total	**15'368'915**	**12'565'232**

16. Financial expense

in CHF	2022	2021
Negative interest on bank accounts	90'042	130'622
Bank fees	11'539	61'934
SSF commitment fee	415'525	394'977
Realized and unrealized losses on financial assets	-	53'639
Other financial expenses	30'335	-
Total	**547'441**	**641'172**

17. Extraordinary income

In 2021, extraordinary income related to the write-off of certain old liabilities. In 2022, no extraordinary income was recognized.

18. Full-time positions

The annual average number of full-time equivalents was less than 10 in both the reported financial year and the previous year.

19. Amounts due to pension funds

As of December 31, 2022 and 2021, there were no material amounts due to pension funds.

20. Contingent liabilities

License and collaboration agreement with Acer

Under the license and collaboration agreement with Acer, the Company has committed to make remaining milestone payments of up to USD 6 million (CHF 5.6 million) in cash upon obtention of European marketing approvals of ACER-001 for Urea Cycle Disorders and Maple Syrup Urine Disease. Further, Relief has agreed to pay royalties of 15% on future net revenue from ACER-001 in Relief's territories.

Acquisition milestone payments

The acquisition agreements for APR and AdVita contain remaining contingent milestone payments in the aggregate maximum amounts of CHF 28 million and EUR 10 million (CHF 9.9 million), respectively, payable upon achievement of pre-agreed objectives. As of December 31, 2022, a provision totaling CHF 10.9 million (2021: CHF 30.8 million) was recognized to account for the probability-weighted present value at balance sheet date of these possible future payments. Refer to note 8 for further details.

<u>Regulatory proceeding</u>

On June 10, 2021, SIX Exchange Regulation initiated an investigation against the Company due to a potential violation of the rules on ad-hoc publicity. As part of the investigation, SIX Exchange Regulation AG is examining whether there has been an actual violation of the regulations. A provision of CHF 136'000 was recorded on the balance sheet as of December 31, 2022.

<u>Patronage agreement</u>

There is an unlimited patronage agreement in favor of a subsidiary. As of December 31, 2022, the Company had not been required to make payments under this agreement and did not expect any potential future payments to be material.

21. Significant events after the balance sheet date

There were no material events after the balance sheet date that would require adjustment to these financial statements or disclosure under this heading.

mazars

RELIEF THERAPEUTICS Holding SA
Geneva

_____

Report on the audit of
The financial statements as of
December 31, 2022

_____

Mazars SA
Chemin de Blandonnet 2
CH-1214 Vernier-Genève

Tel: +41 22 708 10 80
www.mazars.ch

Report of the statutory auditor to the General Meeting of RELIEF THERAPEUTICS Holding SA, Geneva

Report on the audit of the Financial Statements

Opinion

We have audited the financial statements of RELIEF THERAPEUTICS Holding SA (the Company), which comprise the balance sheet as at December 31, 2022, the income statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion the accompanying financial statements (pages 110 to 120) comply with Swiss law and the company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. We draw your attention to note 2 to the financial statements, paragraph "Going Concern", which states that the Company is dependent upon external funding, including public or private financing, or license and collaboration agreements. This, along with other matters as described in note 2, indicates the existence of a material uncertainty which may cast significant doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If it is not possible for the company to continue as a going concern, the financial statements will need to be prepared on the basis of liquidation values. This would lead to a substantiated concern that the Company's liabilities exceed its assets within the meaning of article 725b CO, requiring compliance with the corresponding legal provisions. Our opinion is not qualified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

mazars

Assessment of potential impairment of the investments in subsidiaries

Areas of focus

Our audit response

As of December 31, 2022, investments in subsidiaries were recorded in assets for a net carrying amount of TCHF 65'613 (TCH 127'835 at December 31, 2021), representing 66.3% of total assets. The investments are valued at acquisition cost less valuation allowances.

As indicated in the "Accounting policies" note to the financial statements, the Company reviews the carrying amounts of its investments at least annually. The recoverability of the value of the investments depends on uncertain factors such as the completion of development and commercialization outcome of Relief's existing and future products.

We considered the impairment of investments in subsidiaries to be a key audit matter, given their weight on the balance sheet, the level of estimates and judgments used by Management and the sensitivity of the inventory values to changes in forecast assumptions.

We evaluated and challenged management's assumptions both individually and collectively.

We obtained the Group's carrying value calculation and assessed the key assumptions. Management has followed a documented process for drawing up future cash flow forecasts, which is subject to oversight and considerations by the Board of Directors.

With the support of our valuation specialists, we considered third party sources to challenge management's main assumptions and assessed the risk of impairment.

We discussed and challenged management's assumptions. We compared management's assumptions with the ones used in prior year. We also verified the mathematical accuracy of the future cash flows derived from Management's internally developed model.

As a result of our procedures we consider the valuation appropriate, we found that the assessment made by management was based upon reasonable assumptions, consistently applied.

For further information on the Assessment of potential impairment of the investments in subsidiaries, refer to the following:
- Note 2, « Significant accounting policies » - « Investments in and loans to subsidiaries"
- Note 4, « Investments in subsidiaries »

Board of Directors' Responsibilities for the Financial Statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on Other Legal and Regulatory Requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

MAZARS SA

/s/ Franck Paucod   /s/ Yoann Bois

Franck Paucod   Yoann Bois
Licensed Audit Expert   Licensed Audit Expert
(Auditor in Charge)

Geneva, April 14, 2023

Enclosure:
-    Financial statements (balance sheet, income statement and notes)



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2022, which are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and are presented in Swiss francs (CHF).

Unless otherwise indicated or the context otherwise requires, the terms "Company," "Relief Therapeutics," "Relief," "Group," "we," "our," "ours" or "us" refer to RELIEF THERAPEUTICS Holding SA together with its subsidiaries.

In addition to historical data, this discussion contains forward-looking statements regarding our business and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Overview

We are a Swiss, commercial-stage biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from debilitating conditions that have no or limited treatment options to help them live their best possible lives and achieve their full potential. Our cost-effective, capital-efficient approach to drug development and commercialization is focused on rare metabolic disorders, rare skin diseases, rare respiratory diseases and rare monogenetic diseases.

We mitigate development risk by focusing on programs that can be advanced via the 505(b)(2) regulatory pathway, which relies on established products with a proven history of safety and efficacy and either initial human therapeutic activity, proof-of-concept or a strong scientific rationale. We concentrate our global skills and internal R&D resources toward optimizing the therapeutic potential of these assets through the application of our proprietary platform technologies, drug delivery systems or novel dosage forms.

Our portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented drug delivery platform technologies that have utility for development in other specialty or rare disease therapeutic areas and a highly targeted clinical development pipeline consisting of risk-mitigated assets that have been engineered for improvements in efficacy, safety or convenience to benefit the lives of patients. In addition, the Company is commercializing several legacy products via licensing and distribution partners. A description of our portfolio is provided in the Portfolio & Pipeline section of our 2022 annual report.

We are actively pursuing a strategy to diversify our portfolio through the ongoing evaluation of potential in-licensing opportunities. To bring treatments to patients as quickly as possible, we are seeking partnerships with, or acquisitions of, companies that have late-stage clinical molecules with a strong human safety profile, allowing for relatively short, capital-efficient clinical trials with clear endpoints. We are also evaluating prospective opportunities that fit within our genetic medicine initiative for devastating, as-yet-unaddressed, monogenetic diseases.

Our mission to provide therapeutic relief to those suffering from rare diseases and disorders is being advanced by an international team of well-established biopharma industry leaders with extensive research, development and rare disease expertise. Our focus on rare diseases with significant unmet medical need allows us to maintain a lean organization, with strong, experienced leadership able to deliver growth by effectively managing partnerships and efficiently allocating capital across our business.

Collaboration and license agreement with Acer Therapeutics, Inc.

In March 2021, we entered into a collaboration and license agreement with Acer Therapeutics, Inc. (Acer) for the worldwide development and commercialization of ACER-001 for the treatment of urea cycle disorders (UCDs) and maple syrup urine disease (MSUD). Under the terms of the agreement, Acer received a total of USD 35 million in cash payments from Relief, representing the completion of our U.S financial obligations to Acer. In addition, we may be liable for milestone payments of up to USD 6 million upon the first European marketing approvals for ACER-001 for the treatment of UCDs and MSUD. Under the agreement, Acer retains development and commercialization rights in the U.S., Canada, Brazil, Turkey, and Japan with Relief receiving 60 percent of net profits in such territories while Acer receives the remaining 40 percent. In addition, we licensed the rights for the rest of the world, where Acer will receive a 15 percent royalty on all revenues received in our territories.

In December 2022, the U.S. Food and Drug Administration (FDA) approved ACER-001 as a prescription medicine for use with certain therapy for the long-term management of patients with UCDs. ACER-001 is expected to be marketed in the U.S. by Acer as OLPRUVA™.

Collaboration agreement with InveniAI LLC

In November 2021, we entered into a collaboration agreement with InveniAI LLC (InveniAI), a U.S. based company that has pioneered the application of artificial intelligence and machine learning across the biopharmaceutical and other industries, in order to identify promising drug candidates to treat rare and specialty diseases. Under the terms of the agreement, we paid InveniAI an initial up-front fee of USD 0.5 million. We will be required to pay success milestones for any products brought to us in connection with the InveniAI Collaboration Agreement ranging from approximately USD 0.2 million per product candidate for which we exercise our option to acquire IP rights to USD 50 million for any required product reaching USD 1 billion per year in net sales. We will also be required to pay royalties on any such commercialized product in certain countries a royalty of approximately 3%. We are not currently developing any product brought to us by InveniAI.

Termination of the collaboration agreement with NeuroRx, Inc.

In September 2020, we entered into a collaboration agreement with NeuroRx, Inc. (NeuroRx) to develop and commercialize aviptadil acetate, for the treatment of COVID-19 related conditions and other pulmonary indications. In October 2021, we filed a lawsuit against NeuroRx and its former chief executive officer for multiple breaches of the agreement. In January 2022, NeuroRx filed a complaint against us alleging that we were in breach of the agreement.

In November 2022, Relief and NeuroRx (along with NeuroRx's parent company NRx Pharmaceuticals, Inc.) executed an asset purchase agreement and a settlement agreement to resolve all matters relating to the pending litigation. As part of the settlement, at a closing that was held on December 19, 2022, (i) NeuroRx transferred to Relief all of the assets that it previously used in its aviptadil development program, including its regulatory filings, patent applications, clinical data, and the formulation of the aviptadil product it was previously developing, (ii) Relief has the exclusive right and control vis à vis NeuroRx going forward to develop and commercialize an aviptadil product, (iii) Relief has agreed to use commercially reasonable efforts to continue the existing Right to Try Program for aviptadil in the U.S. for at least two years, (iv) Relief will pay NeuroRx milestone payments if it can successfully obtain commercial approval of an aviptadil product (whether for COVID-19 or any other indication), up to a maximum of USD 13 million in the aggregate, (v) Relief will pay NeuroRx royalties based on a single-digit percentage of future sales of an aviptadil product (whether for COVID-19 or any other indication), up to a maximum of USD 30 million in the aggregate, (vi) NeuroRx has agreed not to compete in the development of an aviptadil product in the future, (vii) the collaboration agreement between the parties has been cancelled, (viii) the parties have exchanged mutual release of all claims between the parties, and (ix) Relief and NeuroRx have each dismissed their pending litigation.

Business combinations in the previous year

In June 2021, we acquired APR Applied Pharma Research SA (APR), a privately held Swiss pharmaceutical company specialized in identifying, developing and commercializing known molecules engineered with drug delivery systems in niche and rare diseases on a global basis. The integration of the two companies established Relief as a fully integrated, international biopharmaceutical enterprise, further diversifying Relief's pipeline and portfolio with both commercial products and clinical-stage programs, provided a commercial infrastructure in Europe and strengthened our internal R&D capabilities.

In July 2021, we acquired AdVita Lifescience GmbH (AdVita), a Germany-based privately held pharmaceutical company developing products for the treatment and diagnosis of rare lung diseases. The acquisition strengthened our expertise and ability to progress with the development of RLF-100.

Components of Results of Operations

Revenue and other gains

Revenue is primarily derived from our portfolio of marketed products and the provision of R&D services to third parties. We generate revenue from product sales, licensing fees, and royalties since the date of acquisition of APR in June 2021. Prior to the acquisition, Relief did not generate any revenue from commercial activities.

To date, our revenue has been substantially less than our operating expenses and does not significantly contribute to our cash needs. Accordingly, we rely on external funding to continue operations and fund our clinical and commercial development plan. We expect the expansion of our PKU GOLIKE® franchise as a medical food in the U.S. and other territories, as well as the commercialization of Olpruva™ by Acer (for which we may receive royalty repayments in the amount of 60 percent of net profits) will contribute to increases in future revenues. We do not expect to generate revenue from product candidates unless and until we complete their development and obtain regulatory approvals.

Other gains generally consist of gains on disposal of intangible assets, write-offs of liabilities, and adjustments in fair value of certain assets and liabilities.

Raw materials and consumables expenses

Raw materials and consumables expenses are comprised of expenditures incurred with third parties in relation to the purchase and manufacturing of drug products for sale, as well as laboratory supplies in connection with R&D services provided to customers.

External selling and distribution expenses

External selling and distribution expenses are comprised of expenditures incurred with third parties in relation to advertising, marketing, sales promotion, shipping, distribution, and commission on sales, for the sale of products and R&D services.

External research and development expenses

External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, drug candidate manufacturing expenses, license fees, and investigator-sponsored trials, including licensing fees and milestone payments charged by licensors or collaboration partners, as well as expenses related to laboratory supplies and materials.

Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Costs associated with the development activity under collaboration agreements are recognized based on actual expenses reported by our collaboration partners.

Personnel expenses

Personnel expenses consist of employee-related expenses, including salaries, benefits, share-based compensation, and other related costs.

Other administrative expenses

Other administrative expenses consist primarily of corporate facility costs, fees for legal and audit services, and consulting fees not otherwise included in research and development expenses.

Financial income

Financial income consists mainly of foreign exchange net result, when positive. Foreign exchange net result is allocated to financial expense when negative.

Financial expense

Financial expense consists mainly of interest expense associated with the discounting over time of provisions for contingent payments measured at fair value. The commitment fee that became due upon execution of our current share subscription facility agreement with GEM in January 2021 is expensed over the period of effectiveness of the instrument. In addition, we incurred negative interest charge on our Swiss franc and Euro cash deposits until year-end 2022.

Income taxes

We are subject to corporate income taxation in Switzerland, the U.S., Italy, and Germany. We are also subject to corporate capital tax for our parent company and subsidiaries located in Switzerland. Unless and until the Group becomes profitable in certain tax jurisdictions, we expect income tax losses and gains will primarily arise from variations of deferred tax assets and liabilities.

Comparison of the years ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

in CHF thousands	For the years ended December 31,		
	2022	2021	Change
Revenue	6'081	3'321	2'760
Other gains	9'921	1'171	8'750
Total income	**16'002**	**4'492**	**11'510**
Raw materials and consumables expenses	(1'250)	(750)	(500)
External selling and distribution expenses	(3'307)	(365)	(2'942)
External research and development expenses	(12'393)	(19'024)	6'631
Personnel expenses	(12'998)	(9'121)	(3'877)
Other administrative expenses	(7'747)	(6'750)	(997)
Other losses	(63)	(752)	689
EBITDA	**(21'756)**	**(32'270)**	**10'514**
Impairment losses on intangible assets	(26'424)	-	(26'424)
Amortization and depreciation expense	(3'860)	(2'036)	(1'824)
Operating result	**(52'040)**	**(34'306)**	**(17'734)**
Financial income	18	97	(79)
Financial expense	(2'294)	(1'316)	(978)
Net loss before taxes	**(54'316)**	**(35'525)**	**(18'791)**
Income taxes	3'526	820	2'706
Net loss for the period	**(50'790)**	**(34'705)**	**(16'085)**

Revenue and other gains

In 2022, we generated CHF 6.1 million in revenue from product sales, licensing fees, royalties and contract services, compared to CHF 3.3 million in 2021. Relief began generating revenue following the acquisition of APR at the end of June 2021, which generated net sales of CHF 3.2 million in the six-month period from July 1, 2021 to December 31, 2021. On an annualized basis, revenue decreased by 8.4% mainly due to a decrease in non-recurring license fees and in contract services revenue.

Other gains were CHF 9.9 million in 2022, compared to CHF 1.2 million in 2021. In the current period, other gains consisted mainly of a change in the fair value of provisions for contingent liabilities (CHF 8.9 million) and an impairment reversal (CHF 0.5 million) following the repayment of a loan issued to NeuroRx in 2020 and for which we had recorded a complete impairment allowance. In the comparative period, other gains were mainly related to write-offs of liabilities.

The 2022 one-off gain of CHF 8.9 million resulted from unfavorable changes in the estimated market potential and development programs for certain clinical stage assets acquired in the APR and AdVita business combinations. Under the acquisition agreements, Relief agreed to pay additional consideration upon completion of specific milestones. The fair value of the contingent consideration is recorded as a liability on our balance sheet and adjusted at the end of each reporting period based on the estimated probability of occurrence and the time factor. Any changes in fair value of the contingent liability due to assumption adjustments are recorded as 'Other gains' or 'Other losses'. Refer to notes 7 and 18 of our consolidated financial statements for further information.

Raw materials and consumables expenses, and external selling and distribution expenses

Raw materials and consumables expenses, and external selling and distribution expenses, were, respectively, CHF 1.3 million and CHF 3.3 million in 2022. We did not incur any such expenses prior to the acquisition of APR and its marketing activities. In addition, premarketing and marketing activities in relation to the launch of PKU Golike in the U.S. in October 2022 accounted for CHF 2.5 million in 2022.

External research and development expenses

External research and development expenses were primarily driven by development activities for RLF-100 and expenses incurred by Acer for the development and intended commercialization of ACER-001. The decrease of CHF 6.6 million, to CHF 12.4 million in 2022 from CHF 19.0 million in 2021, was primarily due to a reduction of CHF 6.7 million in development expenses associated with RLF-100. Expenditures associated with other in-process programs did not vary materially.

Contingent upon availability of funds, we plan to further increase our research and development expenses for the foreseeable future as we commence additional clinical trials and pursue discovery and development of new product candidates.

Personnel expenses

Personnel expenses increased to CHF 13.0 million in 2022, compared to CHF 9.1 million in 2021, an increase of CHF 3.9 million mainly due to an increase in employee headcount resulting from the acquisitions of APR and AdVita and the establishment of our U.S. sales force. Non-cash remuneration in the form of stock options amounted to CHF 2.2 million and CHF 1.1 million in 2022 and 2021, respectively. As of December 31, 2022, Relief had 69 full-time equivalents on its payroll.

Other administrative expenses

Other administrative expenses increased to CHF 7.7 million in 2022, compared to CHF 6.7 million in 2021, an increase of CHF 1.0 million. The main drivers of this increase were higher expenses related to the maintenance and prosecution of intellectual property, travel of Company's staff, and IT infrastructure and software primarily due to the addition of APR and AdVita. Legal fees remain flat as non-recurring costs incurred as part of Relief's effort to list its securities on Nasdaq were offset by a reduction in costs incurred for other legal and regulatory matters.

Other losses

Other losses were not material in 2022, compared to CHF 0.8 million in 2021. Other losses for the comparative period were mainly constituted by an impairment loss of CHF 0.4 million on the loan issued to NeuroRx in 2020.

Impairment expense

We conducted impairment tests of intangible assets as of June 30 and December 31, 2022, and concluded that the carrying amount of certain assets, mainly intangible assets associated with PKU GOLIKE® and Sentinox™, exceeded their recoverable amount. As a result, we recognized a non-cash impairment charge on intangible assets of CHF 26.4 million in the current period. The impairment charge reflects a reduction of estimated future net cash flows from PKU GOLIKE® following changes in market assumptions, and, for Sentinox™, a one-year delay in the estimated launch date.

Amortization and depreciation expense

Amortization and depreciation expenses were CHF 3.9 million in 2022, compared to CHF 2.0 million in 2021. These expenses are mainly related to the amortization of our intangible assets. Prior to the acquisition of APR in June 2021, we did not have amortizable intangible assets nor material property, plant, and equipment assets on our balance sheet.

Financial income

Financial income was not material in 2022, compared to CHF 0.1 million in 2021. Financial income for the comparative period was mainly constituted by a net foreign exchange gain on monetary assets and liabilities and transactions denominated in U.S. dollars and Euros. In 2022, the net foreign exchange result was a loss recorded in financial expense.

Financial expenses

Financial expenses increased to CHF 2.3 million in 2022, compared to CHF 1.3 million in 2021, an increase of CHF 1.0 million. The cost of unwinding of the time discount of provisions for contingent consideration for the acquisition of APR and AdVita increased to CHF 1.3 million in 2022 from CHF 0.7 million in 2021 as the period that elapsed was 12 months in 2022, compared to 6 months in 2021. Financial expenses also increased as the Company incurred a net foreign exchange loss of CHF 0.4 million in 2022, compared to a net foreign exchange gain in 2021.

Income taxes

Income taxes were a gain of CHF 3.5 million in 2022, compared to a gain of CHF 0.8 million in 2021. The income tax gain resulted mainly from the amortization and impairment of intangible assets and a corresponding reduction in the temporary difference between the carrying amount of these assets and their tax base. In 2022, the Company also wrote off deferred tax assets for a total amount of CHF 1.5 million as the criteria for the recognition of these assets were not met as of December 31, 2022. The write-off charge was offset by a reduction in deferred tax liabilities of CHF 5.0 million.

Liquidity and Capital Resources

To date, we have funded our operations primarily through private placements, at-the-market sales of treasury shares, and equity offerings and loans from our largest shareholder, GEM. We have never been profitable and have incurred operating losses in each year since inception. We have an accumulated deficit of CHF 119.6 million as of December 31, 2022 and expect to incur further losses over the foreseeable future as we develop our business. We have spent, and expect to continue to spend, a substantial amount of funds in connection with implementing our business strategy, including our planned product development and commercialization efforts.

As Relief continues to incur significant operating losses, our ability to pursue and finance our operations and our intended development plans depends on our ability to continue to raise additional financing. Our primary uses of capital are R&D expenses, personnel compensation expenses, and administrative expenses. We expect to continue to incur substantial expenses in connection with our product candidates at various stages of development and for working capital requirements. We expect to continue to raise financing through the sale of equity and debt financing. We intend to use future expected proceeds, together with cash on hand, to finance our development and commercial activities and the diversification of our pipeline, as well as to fund our outstanding liabilities and other commitments. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to advance our portfolio of product candidates, initiate further clinical trials, and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur additional commercialization expenses related to program sales, marketing, manufacturing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential partners. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

Going concern

As of December 31, 2022, we had cash and cash equivalents of CHF 19.2 million. Based on current operating plans, we expect that we have sufficient resources to fund operations into the third quarter of 2023. This raises substantial doubt about our ability to continue as a going concern. Please refer to note 4.1 'going concern' of our consolidated financial statements included in this annual report. Our consolidated financial statements do not include any adjustments or classifications that may result from our possible inability to continue as a going concern.

Our future capital requirements will depend on many factors, including:

- the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials;

- the number and development requirements of other product candidates that we may pursue;

- the costs, timing and outcome of regulatory review of our product candidates;

- the timing amount of milestone payments we may have to pay in relation to the acquisitions of APR and AdVita;

- the extent to which we in-license or acquire other product candidates and technologies;

- the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive or have received marketing approval;

- the timing of repayment of the Relief's borrowings; and

- the funding necessary to sustain our commercial operations until we attain the breakeven point.

We will need to raise additional capital to fund continued operations beyond the third quarter of 2023. We may not be successful in our efforts to raise additional funds or achieve profitable operations. We continue to explore potential opportunities and alternatives to obtain the additional resources that will be necessary to support our ongoing operations beyond the third quarter of 2023, including raising additional capital through either private or public equity or debt financing, or additional program collaborations or non-dilutive funding, as well as using our treasury share sales program or our shares subscription facility with GEM.

If we are unable to obtain additional funding to support our current or proposed activities and operations, we may not be able to continue our operations as proposed, which may require us to suspend or terminate any ongoing development activities, modify our business plan, curtail various aspects of our operations, cease operations, or seek relief under applicable bankruptcy laws. In such event, our stockholders may lose a substantial portion or even all of their investment.

The following table summarizes our cash flows for each of the periods indicated:

in CHF thousands	For the years ended December 31,		
	2022	2021	Change
Cash and cash equivalents at beginning of period	**44'761**	**43'154**	**1'607**
Cash flow used in operating activities	(24'126)	(35'718)	11'592
Cash flow used in investing activities	(7'999)	(30'262)	22'263
Cash flow from financing activities	6'417	67'689	(61'272)
Decrease in cash and cash equivalents	**(25'708)**	**1'709**	**(27'417)**
Effect of exchange rates	184	(102)	286
Cash and cash equivalents at end of period	**19'237**	**44'761**	**(25'524)**

Operating Activities

Net cash used in operating activities consist of the net operating loss adjusted for changes in net working capital and for non-cash items such as impairment and depreciation, fair value adjustments, the value of share-based services and changes in post-employment benefits.

Net cash used in operating activities was CHF 24.1 million in 2022, compared to CHF 35.7 million in 2021. The decrease in cash used in operating activities of CHF 11.6 million was due to an increase in net loss of CHF 16.1 million, before adjustments for non-operating transactions, offset by an increase in non-cash items of CHF 19.0 million and an increase in change in net working capital of CHF 10.8 million.

Investing Activities

Net cash used in investing activities was CHF 8.0 million in 2022, compared to CHF 30.3 million in 2021.

In 2022, net cash used in investing activities consisted primarily of payments to the former shareholders of APR and AdVita in relation to the completion of contractual milestones.

In 2021, net cash used in investing activities consisted primarily in payments for the acquisition of APR and ACER-001 license.

Financing Activities

Net cash from financing activities was CHF 6.4 million in 2022, compared to CHF 67.7 million in 2021.

In 2022, net cash from financing activities consisted primarily of CHF 7.1 million gross proceeds from the offer of treasury shares into the trading market, partially offset by issuance costs of CHF 0.2 million and by debt repayments of CHF 0.5 million.

In 2021, net cash from financing activities consisted primarily of CHF 50.9 million gross proceeds from the offer of treasury shares into the trading market and private placements of CHF 25 million, partially offset by issuance costs of CHF 2.8 million and by debt repayments of CHF 5.6 million.

Main contractual obligations and commitments

Under our license agreements with Acer Therapeutics Inc., NeuroRx Inc., and Meta Healthcare Ltd., we may be required to pay royalties and milestone payments in the future. Under the acquisition agreements with the former shareholders of APR and AdVita, we may be required to make payments upon achievement of pre-agreed objectives. Refer to note 36 of our consolidated financial statements for further information on contingent liabilities.

In January 2021, we signed a financing agreement with GEM for the implementation of a share subscription facility. We agreed to pay GEM a commitment fee of CHF 1.25 million plus accrued annual interest at 1% above the base rate of Barclays Bank plc. As of December 31, 2022, the outstanding balance payable to GEM on demand was CHF 1.28 million.

We enter into contracts in the normal course of business with clinical research organizations for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and we believe that our non-cancelable obligations under these agreements are not material.

Critical Accounting Policies and Significant Judgments and Accounting Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and disclosures at the reporting date. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Recent Accounting Pronouncements

The adoption of IFRS as issued by the IASB and interpretations issued by the IFRS Interpretations Committee that are effective for the first time for our financial year beginning on January 1, 2022, had no material impact on our financial position or disclosures made in our consolidated financial statements.

JOBS Act Exemptions

We qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 ("JOBS Act") in the U.S. Subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in the U.S., (b) in which we have total annual gross revenues of at least USD 1.07 billion, or (c) in which we are deemed to be a "large accelerated filer" under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares held by non-affiliates exceeds USD 700 million as of the prior June 30, and (2) the date on which we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.

Cautionary Statement Regarding Forward Looking Statements

This report, including this discussion and analysis, contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this report can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate," "will" and "potential," among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled "Risk Factors" in our Registration Statement on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Registration Statement on Form 20-F entitled "Risk Factors" and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time such as the global pandemic originating with Covid-19, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.